UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

**PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. 1)**

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☑ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-12

DELTEK SYSTEMS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☐ No fee required.

☑ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)   Title of each class of securities to which transaction applies:

       Common Stock, par value $.001 per share of Deltek Systems, Inc.

   (2)   Aggregate number of securities to which transaction applies:

       6,885,930 shares of Common Stock and options to purchase up to 243,986 shares of Common
       Stock that will be vested and exercisable at the effective time of the proposed merger

   (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the
       amount on which the filing fee is calculated and state how it was determined):

       $7.15 per share of Common Stock and, with respect to options to purchase Common Stock, the difference
       between $7.15 and the exercise price of such options

   (4)   Proposed maximum aggregate value of transaction:

       $50,075,650.50*

   (5)   Total fee paid:

       $4,607**

* The "Transaction Value" amount referred to above is approximately the sum of (i) the product of 6,885,930 outstanding shares of Common Stock (excluding 8,476,332 shares owned by the shareholders who are seeking to acquire Deltek Systems, Inc. and who would contribute their shares to DF Merger Co., Inc. immediately prior to the proposed merger) and $7.15, the cash price per share to be paid in the proposed merger, plus (ii) cash consideration of up to $841,251 to be paid in respect of options to purchase up to 243,986 shares of Common Stock that will be vested at the effective time of the proposed merger and may be exercised.

** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.

☐ Fee paid previously with preliminary materials.

☑ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1)   Amount Previously Paid:

       $4,446

(2) Form, Schedule or Registration Statement No.:

Preliminary Proxy Statement on Schedule 14A (File No. 000-22001)

(3) Filing Party:

Deltek Systems, Inc.

(4) Date Filed:

March 15, 2002

TABLE OF CONTENTS

DELTEK SYSTEMS, INC.
13880 Dulles Corner Lane
Herndon, Virginia 20171
March   , 2002

Dear Shareholder:

I am cordially inviting you to attend a Special Meeting of Shareholders of Deltek Systems, Inc., on May 29, 2002, at 10:00 a.m. local time. The meeting will be held at the Hyatt Dulles, 2300 Dulles Corner Blvd., Herndon, Virginia 20171.

As described in the enclosed proxy statement, at this important special meeting of shareholders you will be asked to consider and vote upon the merger of DF Merger Co., Inc., a newly formed Virginia corporation, with and into Deltek such that Deltek would be the surviving corporation of the merger. Pursuant to the merger, each shareholder (other than the shareholders who are seeking to acquire Deltek and who would contribute their shares of Deltek to DF Merger Co., Inc. immediately prior to the merger) would receive $7.15 cash, without interest, per share of Deltek common stock owned at the time of the merger. Deltek would then become a private company. If approved by the shareholders, the merger would be accomplished pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002, by and between Deltek and DF Merger Co., Inc. (referred to as the "merger agreement").

DF Merger Co., Inc. is a corporation now owned solely by me that I incorporated to facilitate the going private merger transaction described above. Just prior to the merger, Don deLaski and I, other members of our family and selected employees and third parties will contribute our shares of Deltek common stock to DF Merger Co., Inc. Together, these persons currently own approximately 55.3% of Deltek's outstanding common stock and are collectively referred to as the "Buyer Group."

A special committee of Deltek's board of directors, comprised of three independent, non-employee directors, was formed by the board of directors to investigate, consider and evaluate the "going private" proposal submitted by Don deLaski and me to the board. The special committee, after extensive negotiations in which it was advised by its own financial and legal advisors, unanimously recommended to Deltek's board of directors that the merger agreement and related plan of merger be approved. The board of directors, upon the recommendation of the special committee and taking into consideration the fairness opinion rendered by the special committee's financial advisor, unanimously approved the merger agreement and related plan of merger and has determined that their terms are fair to, and in the best interests of, Deltek and its shareholders, other than the Buyer Group. Accordingly, your board recommends that Deltek's shareholders vote "FOR" approval of the merger agreement and related plan of merger.

We cannot complete the merger unless the holders of more than two-thirds of Deltek's outstanding common stock entitled to vote upon the merger approve the merger agreement and related plan of merger. Whether or not you plan to attend the special meeting, please fill out, sign, date and return the enclosed proxy promptly in the envelope provided. Your shares will then be represented at the special meeting. If you attend the special meeting, you may, by following the procedures discussed in the accompanying documents, withdraw your proxy and vote in person.

YOUR VOTE IS VERY IMPORTANT. IF YOU FAIL TO RETURN THE PROXY CARD OR VOTE IN PERSON AT THE SPECIAL MEETING, IT WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

The accompanying notice of special meeting, proxy statement and proxy card explain the proposed merger and provide specific information concerning the special meeting. Please read these materials carefully.

Sincerely,

Kenneth E. deLaski
President, Chief Executive Officer
and Chairman of the Board of
Directors

DELTEK SYSTEMS, INC.
13880 Dulles Corner Lane
Herndon, Virginia 20171
TELEPHONE (703) 734-8606

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 29, 2002

A special meeting of shareholders of Deltek Systems, Inc. will be held at the Hyatt Dulles, located at 2300 Dulles Corner Blvd., Herndon, Virginia 20171, on May 29, 2002, at 10:00 a.m., local time, for the purpose of voting upon a proposal to approve the Agreement and Plan of Merger and the related plan of merger, dated as of February 13, 2002, by and between Deltek and DF Merger Co., Inc., pursuant to which DF Merger Co., Inc. will be merged with and into Deltek. Pursuant to the merger agreement, each shareholder (other than the shareholders who are seeking to acquire Deltek and who would contribute their shares to DF Merger Co., Inc. immediately prior to the merger) would receive $7.15 cash, without interest, per share of Deltek common stock owned at the time of the merger.

Deltek's board of directors has fixed the close of business on April 19, 2002, as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting. Only shareholders of record at the close of business on April 19, 2002 are entitled to notice of, and to vote at, such meeting. As of the record date, there were 15,362,262 shares outstanding, held of record by approximately 72 holders.

The board of directors of Deltek has carefully considered the terms of the merger agreement and related plan of merger and believes that the merger is fair to, and in the best interests of, Deltek and its shareholders, other than the Buyer Group. The board of directors of Deltek has unanimously approved the merger agreement and related plan of merger, and unanimously recommends that shareholders vote "FOR" approval of the merger agreement and the related plan of merger.

Approval of the merger agreement and related plan of merger requires the affirmative vote of the holders of more than two-thirds of Deltek's outstanding common stock entitled to vote at the special meeting. The merger agreement and the related plan of merger are explained in the accompanying proxy statement, which you are urged to read carefully. A copy of the merger agreement and related plan of merger are attached as Appendix A to the proxy statement. A complete list of shareholders entitled to vote at the special meeting will be available for examination at the special meeting and at Deltek's offices at 13880 Dulles Corner Lane, Herndon, Virginia 20171, during ordinary business hours, after May 17, 2002, for the examination by any Deltek shareholder for any purpose related to the special meeting.

This proxy statement and proxy card are first being mailed to shareholders on or around April ____, 2002. Please do not send stock certificates with your proxy card.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE ENCOURAGED TO FILL OUT, SIGN AND PROMPTLY MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. PROXIES FORWARDED BY OR FOR BROKERS OR FIDUCIARIES SHOULD BE RETURNED AS REQUESTED BY THEM.

BY ORDER OF THE BOARD OF DIRECTORS,

_____

Babette J. Aller
Secretary

Herndon, Virginia

April ____, 2002

PROXY STATEMENT
FOR THE SPECIAL MEETING OF THE
SHAREHOLDERS OF
DELTEK SYSTEMS, INC.

The board of directors of Deltek Systems, Inc. provides this proxy statement to you to solicit your vote on the approval of the Agreement and Plan of Merger and the related plan of merger, dated as of February 13, 2002, by and between Deltek and DF Merger Co., Inc. Pursuant to the merger agreement, the parties have agreed to merge DF Merger Co., Inc. with and into Deltek. If Deltek's shareholders approve the merger agreement and related plan of merger, each shareholder (other than the shareholders, referred to in this proxy statement as the "Buyer Group", who are seeking to acquire Deltek and will contribute their Deltek shares to DF Merger Co., Inc. immediately prior to the merger) will receive $7.15 cash, without interest, per share of Deltek common stock owned at the time of the merger.

The merger cannot occur unless the holders of more than two-thirds of Deltek's outstanding common stock approve the merger agreement and the related plan of merger. The board of directors has scheduled a special meeting of shareholders to vote on the merger as follows:

> May 29, 2002 at 10:00 a.m.
> Hyatt Dulles
> 2300 Dulles Corner Blvd.
> Herndon, Virginia 20171

This document provides you with detailed information about the proposed merger. Please see "WHERE YOU CAN FIND MORE INFORMATION" on page 56 for additional information about Deltek on file with the Securities and Exchange Commission.

This proxy statement and proxy card are being mailed to shareholders of Deltek beginning about April   , 2002.

––––––––––––––––––––––––––––––

WE URGE YOU TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT IN ITS ENTIRETY.

The date of this proxy statement is April   , 2002.

SUMMARY TERM SHEET

This summary term sheet highlights selected information from this proxy statement but does not contain all of the information that may be important to you. We encourage you to read this proxy statement and the attached appendices before voting. The actual terms and conditions of the merger are contained in the merger agreement and the related plan of merger, which we have attached to this proxy statement as Appendix A. The information contained in this summary term sheet is qualified in its entirety by reference to the more detailed information beginning on page 9 of this proxy statement.

Overview

We are furnishing this proxy statement to our shareholders to allow you to consider and vote on a proposal to approve the merger agreement and related plan of merger. The merger agreement provides that DF Merger Co., Inc., an entity formed by Kenneth E. deLaski and Donald deLaski to effectuate the merger, will be merged with and into Deltek and our shareholders other than DF Merger Co., Inc. will receive $7.15 cash, without interest, for each share of our common stock they own at the effective time of the merger. Taking into account the amount of cash to be paid in the merger to shareholders other than Mergerco, as well as cash expected to be paid in respect of options to purchase Deltek common stock that will be vested and exercised at the effective time of the merger, the aggregate value of the merger is approximately $50.1 million.

As of the record date, Kenneth E. deLaski (and his spouse), Donald deLaski and family trusts over which they have voting control owned approximately 49.8% of Deltek's outstanding common stock. Shares expected to be contributed to DF Merger Co., Inc. by all members of the Buyer Group constituted approximately 55.2% of Deltek's outstanding shares as of the record date. Some members of the Buyer Group are not expected to contribute all of their Deltek shares to DF Merger Co., Inc.; the total number of shares owned by members of the Buyer Group constituted approximately 55.3% of Deltek's outstanding shares as of the record date. See "CONTRIBUTION AGREEMENT" on page 54. Charitable foundations established by the deLaskis, which foundations are not members of the Buyer Group, own 4.1% of Deltek's outstanding common stock as of the record date, and we expect the charitable foundations to vote in favor of the merger.

During the time the merger agreement was negotiated and at the time the merger agreement was executed, Kenneth E. deLaski was the president and chief executive officer and chairman of our board of directors and Donald deLaski was a member of our board of directors. Kenneth E. deLaski was also the sole shareholder, officer and director of DF Merger Co., Inc. at that time. The deLaskis, therefore, have a direct conflict of interest with respect to the proposed transaction.

In light of this conflict of interest, our board of directors formed a special committee. The special committee is composed of three of our independent, non-employee directors who are not affiliated with DF Merger Co., Inc. The special committee negotiated the terms of the merger agreement on behalf of the board of directors and Deltek. In connection with the execution of the merger agreement, both the board of directors and the special committee unanimously determined that the merger agreement and related plan of merger are fair to and in the best interests of Deltek and its shareholders, other than the Buyer Group.

The Parties (See "THE PARTIES" on page 44)

- Deltek Systems, Inc. is a leading provider of enterprise software products that enable professional service organizations and project-oriented businesses to more effectively manage, operate and grow their operations. Throughout this proxy statement, we will refer to Deltek Systems, Inc. as "Deltek," "we," "us," or "our."

- Kenneth E. deLaski, a shareholder, president, chief executive officer and chairman of the board of directors of Deltek, and Donald deLaski, a shareholder and director of Deltek, have made an offer to acquire Deltek. Throughout this proxy statement, we will refer to Kenneth E. deLaski and Donald deLaski, together with DF Merger Co., Inc. and other deLaski family members, employees of Deltek and certain other third parties that will contribute their Deltek common stock to DF Merger Co., Inc. immediately prior to the merger, as the "Buyer Group."

• DF Merger Co., Inc. is a Virginia corporation formed solely for the purpose of effecting a merger with Deltek. Mergerco is owned by Kenneth E. deLaski. The members of the Buyer Group have agreed to contribute their shares of Deltek common stock to Mergerco, immediately before the merger, in exchange for shares of Mergerco common stock, if Deltek's shareholders approve the merger agreement and the related plan of merger and if the other closing conditions in the merger agreement are satisfied. Throughout this proxy statement, we will refer to DF Merger Co., Inc. as "Mergerco."

The Merger (See "THE MERGER AGREEMENT" on page 47)

• If the shareholders approve the merger agreement and related plan of merger, Mergerco will merge with and into Deltek, with Deltek surviving the merger. The merger will occur according to the terms and conditions of the merger agreement and the related plan of merger, which are described in this proxy statement and are attached as Appendix A. Each shareholder, other than Mergerco, will receive $7.15 in cash, without interest, for each share of common stock that you own at the time of the merger.

• The members of the Buyer Group will not receive any cash for their shares of Deltek common stock that they contribute to Mergerco because immediately before the merger they will contribute those shares to Mergerco in exchange for shares of Mergerco common stock. At the closing of the merger, Mergerco will cease to exist as a separate entity, the shares of Deltek common stock owned by Mergerco will be cancelled and cease to exist, and the shares of Mergerco common stock owned by the Buyer Group will be converted into shares of Deltek common stock. Immediately following the merger, each member of the Buyer Group will own a percentage of Deltek, as the surviving corporation in the merger, equal to their percentage ownership in Mergerco immediately prior to the merger. See "SPECIAL FACTORS — Certain Effects of the Merger" on page 34.

• Except as described below and as Deltek and optionholders may otherwise agree, Deltek stock options outstanding at the time of the merger will remain outstanding.

• To the extent any stock options are exercisable by their terms prior to the merger and have an exercise price that is less than the cash consideration to be paid to the holders of Deltek common stock in the merger, the holders of such options may convert them into the right to receive cash equal to $7.15 less the exercise price multiplied by the number of shares of Deltek common stock for which such stock option is exercisable, less applicable withholding and similar deductions. Holders of stock options who choose not to exercise their options and do not accept a planned exchange of stock appreciation rights for such options after the merger will be allowed to maintain their equity interests in Deltek after the merger even if they are not members of the Buyer Group.

• Deltek's obligations under its 1996 Employee Stock Purchase Plan will terminate at the time of the merger. Any purchase rights outstanding at the time of the merger will be accelerated and may be exercised immediately prior to the merger in accordance with the terms of such plan. Any rights that are not exercised prior to the merger will terminate as of the effective time of the merger, and cash held in the Purchase Plan will be refunded to the individuals who contributed that cash.

• The executive officers of Deltek immediately prior the merger will remain the same after the merger.

• The directors of Mergerco immediately prior to the merger will be the directors of Deltek after the merger.

Required Vote (See "THE SPECIAL MEETING — Required Vote" on page 9)

• Under Virginia law, approval of the merger agreement and related plan of merger requires the affirmative vote of holders of more than two-thirds of Deltek's outstanding common stock.

• The Buyer Group will be entitled to vote on the merger agreement and related plan of merger, and no separate approval of the transaction by shareholders unaffiliated with the Buyer Group is required. We expect shares owned by the charitable foundations established by the deLaskis to vote in favor of the merger.

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- Members of the Buyer Group beneficially own approximately 8,491,925 shares, or approximately 55.3%, of Deltek's outstanding common stock, which we expect to be voted in favor of the merger agreement and related plan of merger. However, members of the Buyer Group have not formally agreed to vote in favor of the merger. We expect shares owned by the charitable foundations established by the deLaskis to vote in favor of the merger.

Effects of the Merger (See "SPECIAL FACTORS — Certain Effects of the Merger" on page 34)

If the merger is consummated:

- Deltek will no longer be a public company;

- Deltek common stock will be delisted from the Nasdaq National Market System, and the registration of Deltek common stock under the Securities Exchange Act of 1934, as amended, will terminate;

- The members of the Buyer Group will be the sole beneficiaries of any future earnings and growth of Deltek following the merger. Shareholders who are not members of the Buyer Group will not benefit from any future increase in the value of Deltek, but, on the other hand, will not bear the risk of any future decrease in the value of Deltek following the merger; and

- Under Virginia law, any shareholder opposed to the merger will not have statutory appraisal rights and will only be entitled to receive $7.15 in cash, without interest, for each share of Deltek common stock owned by him or her.

Purpose and Reasons for the Merger (See "SPECIAL FACTORS — Purpose and Reasons for the Merger" on page 19)

The special committee of the board of directors and board of directors of Deltek have determined that, for the reasons discussed in detail in the proxy statement, the merger agreement and related plan of merger are in the best interests of Deltek and its shareholders, other than the Buyer Group.

Deltek believes the merger would:

- Afford shareholders who are not members of the Buyer Group and who have been unable to sell Deltek stock because of the general lack of liquidity for our common stock in the public market an opportunity to sell their Deltek common stock at a price that represents a premium of 39.4%, 49.6% and 54.1% over the average 30, 60 and 90 trading-day closing price before the announcement of the proposed merger;

- Eliminate the potential for unwarranted negative perceptions about Deltek, its products and services that may be based upon the performance of Deltek's stock price;

- Increase management's flexibility to consider and initiate actions that may produce long-term benefits and growth without the pressure and expectation to produce quarterly earnings per share growth;

- Relieve Deltek of certain expenses incident with being a public company and eliminate various obligations applicable to a public company, such as those associated with complying with requirements under the Securities Exchange Act of 1934, as amended; and

- Give Deltek the option of becoming a S-corporation and avoid federal income taxation at the corporate level.

Opinion of Independent Financial Advisor (See "SPECIAL FACTORS — Opinion of Financial Advisor to the Special Committee" on page 24)

- The special committee of the board of directors retained William Blair & Company, L.L.C. as its financial advisor in connection with its evaluation of the merger.

- On February 13, 2002, William Blair delivered to the special committee its opinion that, as of that date and based upon and subject to the various limitations, qualifications and assumptions stated in the opinion, the total merger consideration of $7.15 cash per share, without interest, to be received by

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Deltek's shareholders, other than Mergerco, in connection with the merger is fair to Deltek's shareholders, other than the members of the Buyer Group, from a financial point of view.

- A copy of William Blair's written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is included as Appendix B to this proxy statement, which you should read carefully and in its entirety.

Approval of the Special Committee and the Board of Directors (See "SPECIAL FACTORS — Recommendation of the Special Committee" on page 20 and "— Recommendation of the Board of Directors" on page 23)

- The special committee of the board of directors unanimously recommended to the board of directors that the board approve the merger agreement and related plan of merger.

- Based on the recommendation of the special committee and taking into account various factors including the opinion of William Blair, the board of directors has determined that the terms of the merger agreement and the related plan of merger are fair to, and in the best interests of, Deltek and its shareholders other than the Buyer Group and have recommended that the shareholders approve the merger agreement and related plan of merger.

Interests of Certain Persons in the Merger (See "SPECIAL FACTORS — Interests of Certain Persons in the Merger" on page 31)

- Kenneth E. deLaski, Deltek's chairman, president and chief executive officer, and Donald deLaski, a member of Deltek's board of directors, are members of the Buyer Group and have interests in the merger that are different from and in addition to your interests.

- Together, Kenneth E. deLaski and Donald deLaski own 49.8% of Deltek's outstanding common stock.

- Charitable foundations established by the deLaskis own approximately 4.1% of Deltek's outstanding common stock.

- Shares expected to be contributed to Mergerco by all members of the Buyer Group constitute approximately 55.2% of Deltek's outstanding shares. Some members of the Buyer Group are not expected to contribute all of their Deltek shares to Mergerco (see "CONTRIBUTION AGREEMENT" on page 54); the total number of shares owned by members of the Buyer Group constitute approximately 55.3% of Deltek's outstanding shares.

No Solicitation of Competing Transactions (See "THE MERGER AGREEMENT — No Solicitation of Competing Transactions" on page 51)

- The merger agreement prohibits Deltek from soliciting, initiating or encouraging any competing transaction to the merger contemplated by the merger agreement.

- However, the board (acting through the special committee) or the special committee may, in response to any unsolicited inquiry or proposal for a competing transaction, furnish information or engage in discussions.

- Following receipt of a *bona fide* proposal relating to a competing transaction, the board and special committee may withdraw or modify its recommendation or disclose to Deltek's shareholders its position or recommendation on the competing transaction.

- There is no breakup fee payable to Mergerco in the event that Deltek enters into a competing transaction. However, Mergerco may terminate the merger agreement if Deltek engages in discussions or negotiations with a third party or group with respect to a competing transaction and does not terminate such discussions within 10 business days and, upon such termination, Deltek must pay all fees and expenses of Mergerco and the Buyer Group relating to the merger agreement.

Conditions to the Merger (See "THE MERGER AGREEMENT — Conditions" on page 53)

The obligations of each party to complete the merger depend on the following conditions:

• the approval of the merger agreement and related plan of merger by the holders of more than two-thirds of Deltek's outstanding common stock entitled to vote on the merger agreement and related plan of merger; and

• the absence of any legal prohibitions to the consummation of the merger.

The obligation of Deltek to complete the merger depends on the following conditions:

• the satisfactory performance by Mergerco of its covenants and agreements under the merger agreement; and

• the absence of any withdrawal or modification by the special committee or the board of directors of their approval or recommendation of the merger.

The obligation of Mergerco to complete the merger depends on the following condition:

• the satisfactory performance by Deltek of its covenants and agreements under the merger agreement.

Termination of the Merger Agreement (See "THE MERGER AGREEMENT — Termination" on page 53)

The merger agreement may be terminated for several reasons, including if:

• Deltek and Mergerco mutually agree in writing to terminate the merger agreement;

• holders of more than two-thirds of Deltek's outstanding common stock entitled to vote on the merger agreement and related plan of merger do not approve the merger agreement and related plan of merger at the special meeting of shareholders or any adjournment of this meeting;

• the merger is not completed on or prior to July 31, 2002;

• Deltek engages in discussions or negotiations with a third party or group with respect to a competing transaction and does not terminate such discussions within 10 business days thereafter;

• at any time after the date of the merger agreement, there shall have occurred a material adverse effect on or change in the business, results of operations or financial condition of Deltek and its subsidiaries on a consolidated basis or the ability of Deltek to consummate the merger primarily due to significant acts by any civil or military authority, terrorist acts, national emergencies, disturbances, insurrections, riots or wars or the commencement or to an overt threat of litigation material to Deltek and its subsidiaries, taken as a whole;

• there has been a breach by either party of any material representation, warranty, covenant or agreement set forth in the merger agreement; or

• the board of directors or special committee of the board of directors finds, after consultation with outside legal counsel, that completing the merger would be inconsistent with the board of directors' or special committee's fiduciary duties under applicable law or otherwise withdraws or materially modifies its approval of the merger.

Federal Income Tax Consequences (See "SPECIAL FACTORS — U.S. Federal Income Tax Consequences of the Merger" on page 37)

• The receipt of the cash merger consideration will be a taxable transaction to you for U.S. federal income tax purposes and may be a taxable transaction for foreign, state and local income tax purposes as well. For U.S. federal income tax purposes, you will recognize gain or loss measured by the difference between the amount of cash received in exchange for your shares of common stock and the amount of your tax basis in such shares.

- You should consult your own tax advisor regarding the U.S. federal income tax consequences of the merger, as well as any tax consequences under state, local or foreign laws.

Financing (See "SPECIAL FACTORS — Financing the Merger" on page 36)

The merger will be financed by three sources:

- Existing cash, cash equivalents and working capital of Deltek, net of amounts necessary for ongoing needs of Deltek, estimated at $29 million, as of the effective time of the merger;

- Financing from SunTrust Bank, Deltek's current lender, in the form of a term loan for $17 million and a letter of credit facility for $1 million, as to which a commitment letter has been executed but definitive loan agreements have not yet been negotiated; and

- Personal subordinated term loans to Mergerco from Kenneth E. deLaski and Donald deLaski in the aggregate amount of $6 million, and a subordinated supplemental working capital facility of up to an aggregate of $5 million to be made available by the deLaskis to the surviving corporation in order to assure the availability of sufficient working capital following the closing of the merger. The deLaskis have informed Deltek that they currently have sufficient personal funds available to provide such loans.

There can be no assurance that the Buyer Group will be able to secure the bank financing on terms and conditions satisfactory to the Buyer Group or that the deLaskis will in fact loan Mergerco the funds described above. Without bank financing or the personal subordinated loans from the deLaskis, the Buyer Group would not have sufficient funds to consummate the merger.

Expenses (See "SPECIAL FACTORS — Fees and Expenses of the Merger" on page 37 and "THE MERGER AGREEMENT — Expenses" on page 52)

Each party will pay its own costs and expenses, except that Mergerco and the Buyer Group will pay Deltek's costs and expenses if the merger agreement is terminated because:

- Deltek's shareholders did not approve the merger at the special meeting and all members of the Buyer Group did not vote in favor of the merger; or

- Mergerco breaches, and does not timely cure, any material representation (including the representation that Mergerco will possess the financial capacity to consummate the merger), warranty, covenant or agreement such that any of the conditions set forth in the merger agreement would not be satisfied; and

Deltek will pay Mergerco's and the Buyer Group's costs and expenses if the merger agreement is terminated because:

- the special committee or the board of directors determines in good faith, after consultation with legal counsel, that failure to terminate the merger agreement would be inconsistent with the board of directors' or the special committee's fiduciary duties under applicable law;

- Deltek breaches, and does not timely cure, any material representation, warranty, covenant or agreement such that any of the conditions set forth in the merger agreement would not be satisfied;

- the board of directors of Deltek or the special committee shall have withdrawn or materially modified, in a manner adverse to Mergerco, its approval or recommendation of the merger, or resolved to do so; or

- Deltek engages in discussions or negotiations with a third party or group with respect to a competing transaction and does not terminate such discussions within 10 business days thereafter.

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QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the special meeting to be held for the purpose of voting on the merger agreement and related plan of merger. These questions and answers may not address all questions that may be important to you as a shareholder. Please refer to the more detailed information contained elsewhere in this proxy statement, the appendices to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q: What is the date, time and place of the special meeting of shareholders?

A: The special meeting of shareholders will be held on May 29, 2002, at 10:00 a.m. local time, at the Hyatt Dulles located at 2300 Dulles Corner Blvd., Herndon, Virginia 20171.

Q: Who is entitled to vote at the special meeting?

A: Shareholders as of the close of business on April 19, 2002, the record date.

Q: What happens if I sell my Deltek shares before the special meeting?

A: The record date for the special meeting is earlier than the expected date of the merger. If you own shares of Deltek common stock on the record date but transfer your shares after the record date, but before the merger, you will retain your right to vote at the special meeting, but the right to receive the $7.15 cash per share will pass to the person to whom you transferred your shares.

Q: How many shares need to be represented at the meeting?

A: The holders of a majority of the outstanding shares entitled to vote at the special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business. As of the record date, there were 15,362,262 shares of common stock outstanding. If you vote by proxy card or in person at the special meeting, you will be considered part of the quorum.

Q: What vote is required to approve the merger agreement and related plan of merger?

A: Under Virginia law, approval of the merger agreement and related plan of merger requires the affirmative vote of holders of more than two-thirds of Deltek's outstanding common stock.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Generally, your broker will not have the power to vote your shares. Your broker will vote your shares only if you provide him or her with instructions on how to vote. Any failure to instruct your broker on how to vote in favor of the merger will have the effect of a vote "against" the proposed merger. You should follow the directions provided by your broker on how to instruct your broker to vote your shares.

Q: May I change my vote after I have mailed my signed proxy card?

A: Yes. You may change your vote by sending a written notice stating that you would like to revoke your proxy or by completing and submitting prior to the special meeting a new, later-dated proxy card to Deltek's corporate secretary. You also can attend the special meeting and vote in person. If your shares are held in "street name," you must follow the directions provided by your broker to change your vote.

Q: What happens if I don't return a proxy card?

A: If you fail to return a proxy card, it will have the same effect as voting against the merger agreement and related plan of merger.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in the proxy statement, please complete, date and sign your proxy card and then mail your completed, dated and signed proxy card in the enclosed prepaid return envelope as soon as possible so that your shares can be voted at the special meeting. If your shares are held in "street name" by your broker or other nominee, your broker or other nominee will provide you instructions on how to have your vote counted.

Q: Should I send in my stock certificates now?

A: No. If the merger agreement and related plan of merger are approved by the shareholders, Deltek will send you, after the merger is completed, written instructions for surrendering your stock certificates. You must return your stock certificates as described in those instructions to receive the cash payment in connection with the merger.

Q: May I exercise dissenters' appraisal rights in the merger?

A: No. Under Virginia law, holders of shares listed on the Nasdaq National Market System who vote against a merger in which the holders are required to accept cash for such shares have no statutory appraisal rights.

Q: When do you expect to complete the merger?

A: We hope to complete the merger on or shortly after the date of the special meeting if the merger agreement and related plan of merger are approved by the shareholders. We cannot assure you as to when or if the merger will occur.

Q: Who can help answer my questions?

A: If you have any questions about the merger or would like additional copies of the proxy statement, you should contact:

Investor Relations Department
Deltek Systems, Inc.
13880 Dulles Corner Lane
Herndon, Virginia 20171
(703) 734-8606

FORWARD-LOOKING STATEMENTS

This proxy statement, and the documents to which we refer you and incorporate into this proxy statement by reference, contain certain "forward-looking statements." The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and other similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. You are cautioned not to place undue reliance on these forward-looking statements as these forward-looking statements reflect the current view of Deltek or its management and are subject to certain risks, uncertainties and contingencies that could cause Deltek's actual results, performance or achievements to differ materially from those expressed in or implied by these statements. These risks, uncertainties and contingencies include, but are not limited to, the factors discussed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors that May Affect Future Results and Market Price of Stock" in Deltek's Annual Report on Form 10-K for the year ended December 31, 2001, which information is incorporated herein by reference. Deltek undertakes no obligation and does not intend to update or revise these forward-looking statements to reflect future events or circumstances, except as required pursuant to the federal securities laws.

THE SPECIAL MEETING

Date, Time, and Place

This proxy statement and the accompanying proxy card are furnished in connection with the solicitation of proxies by the board of directors of Deltek for the special meeting of shareholders to be held on May 29, 2002, at 10:00 a.m., or at any adjournments thereof, at the Hyatt Dulles located at 2300 Dulles Corner Blvd., Herndon, Virginia 20171. These proxy materials are first being sent to shareholders on or about April   , 2002.

Purposes of the Special Meeting

At the special meeting, the shareholders of Deltek will be asked to consider and vote upon the approval of the merger agreement and related plan of merger.

Upon the unanimous recommendation of a special committee of the board of directors consisting of three independent, non-employee directors, the board of directors has unanimously approved the merger agreement and related plan of merger and recommends that the shareholders also approve the merger agreement and related plan of merger.

Record Date; Voting at the Meeting; Quorum

The board of directors has fixed the close of business on April 19, 2002 as the record date for the determination of Deltek shareholders entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date, Deltek had outstanding 15,362,262 shares of common stock held of record by approximately 72 holders. Each outstanding share of common stock entitled to vote at the special meeting will have one vote on all matters coming before the special meeting. The presence, either in person or by proxy, of the holders of a majority of the issued and outstanding shares of common stock entitled to vote at the special meeting is necessary to constitute a quorum for the transaction of business at the meeting. Even if you plan to attend the special meeting, you are urged to sign, date and return the accompanying proxy card. If your proxy card is signed and returned without specific voting instructions, your shares of Deltek common stock will be voted "FOR" the merger agreement and related plan of merger as recommended by the board.

Required Vote; Effect of Abstentions and Broker Non-Votes

Under Virginia law, the merger agreement and related plan of merger must be approved by the affirmative vote of the holders of more than two-thirds of Deltek's outstanding common stock. The Buyer Group will be entitled to vote on the merger agreement and related plan of merger, and no separate approval of the transaction by shareholders unaffiliated with the Buyer Group is required. Deltek expects members of the Buyer Group, who hold approximately 55.3% of Deltek's outstanding common stock, to vote in favor of the merger agreement; however, members of the Buyer Group have not formally agreed to vote in favor of the merger. At a special meeting of the board of directors held on February 13, 2002, the terms of the merger agreement and related plan of merger were unanimously approved by the board of directors upon the unanimous recommendation of a special committee of the board of directors. The special committee was comprised of three independent, non-employee directors.

The inspectors of election will treat shares of Deltek common stock represented by proxies that are marked "ABSTAIN" as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the special meeting and for purposes of determining the outcome of any question submitted to the shareholders for a vote. Therefore, abstentions will have the same effect as votes against the approval of the merger agreement and the related plan of merger.

Brokers who hold shares in "street name" for customers have authority to vote on "routine" proposals when they have not received instructions from beneficial owners. These brokers, however, are precluded from exercising their voting discretion in respect of the approval of non-routine matters like approving the merger agreement and related plan of merger. A broker "non-vote" occurs when a bank, broker or other nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Properly executed broker non-votes will be treated as shares that are present and entitled to vote at the special meeting for purposes of determining whether a quorum exists and will have the same effect as votes against approval of the merger agreement and related plan of merger.

Action to be Taken Under the Proxy

The enclosed proxy is solicited on behalf of the board of directors. Giving a proxy does not mean that you cannot vote in person if you attend the special meeting and decide that you wish to vote by ballot. You have an unconditional right to revoke your proxy at any time prior to its exercise, either by filing with Deltek's secretary at its principal executive offices a written revocation or a properly completed and signed proxy bearing a later date or by voting in person by ballot at the special meeting. Attendance at the special meeting without casting a ballot will not, by itself, constitute revocation of a proxy.

All shares of common stock represented at the special meeting by properly executed proxies received prior to or at the special meeting, unless previously revoked, will be voted at the special meeting in the manner indicated on the proxies. Unless other instructions are given, properly executed proxies will be voted "FOR" the approval of the merger agreement and related plan of merger.

When considering a motion to adjourn the special meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger) or such other business and matters as may properly come before the special meeting, the persons named in the enclosed form of proxy and acting by the authority in the proxy generally will have discretion to vote on adjournment or such other business and matters using their best judgment. However, the persons named in the proxies will not use their discretionary authority to use proxies voting against the merger agreement to vote in favor of adjournment or postponement of the special meeting. Other than as described in the Notice of Special Meeting of Shareholders, there are no other matters to be brought before the special meeting.

Proxy Solicitation

The cost of preparing, assembling and mailing this proxy statement, the Notice of Special Meeting of Shareholders and the enclosed form of proxy will be borne by Deltek. Deltek is requesting that any trustees, custodians, nominees and fiduciaries forward copies of the proxy material to their principals and request authority for the execution of proxies. Deltek may reimburse those persons for their expenses in so doing. In addition to the solicitation of proxies by mail, the directors, officers and employees of Deltek and its subsidiaries may solicit proxies by telephone, facsimile, telegram or in person. These directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred. We estimate that such proxy soliciting costs will not exceed $10,000. No solicitation costs have been incurred to date.

No person is authorized to give any information or make any representation not contained in this proxy statement, and if given or made, such information or representation should not be relied upon as having been authorized with respect to the merger agreement and related plan of merger, or other matters addressed in this proxy statement.

IF THE MERGER AGREEMENT AND RELATED PLAN OF MERGER IS APPROVED AND THE MERGER IS CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS AND LETTERS OF TRANSMITTAL REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES. YOU SHOULD NOT SEND YOUR STOCK CERTIFICATES UNTIL YOU RECEIVE THESE INSTRUCTIONS.

SPECIAL FACTORS

Background of the Merger

Deltek was incorporated in Virginia in 1983. In February 1997, we completed an initial public offering of 1,700,000 shares of common stock at $11.00 per share. After our initial public offering, including exercise by the underwriters of their overallotment option, Kenneth E. deLaski and Donald deLaski owned approximately 55.3% of our issued and outstanding common stock. As of the record date, the deLaskis' and the members of the Buyer Group own approximately 49.8% and 55.3%, respectively, of our issued and outstanding common stock.

Since 2000, our revenues and profits have declined and our stock price has faltered. We believe that the public market has not responded to our strategic direction, and our common stock has remained very thinly traded, providing minimal liquidity for our shareholders. In addition, because of the low trading volume, illiquidity of our common stock, substantial insider holdings, small market capitalization and diminishing research attention from market analysts, we have been unable to utilize our common stock effectively as a source of financing for acquisitions. The board implemented stock repurchases in the third and fourth quarters of 2000 in an attempt to increase the value of Deltek's outstanding shares of common stock. However, the board did not at any time prior to October 2000 believe it was necessary to actively seek out strategic alternatives to Deltek remaining an independent public company, and prior to October 2000, Deltek had no plans or proposals relating to an extraordinary transaction.

Our board of directors began considering strategic alternatives for Deltek in October 2000. At the board of directors' regular quarterly meeting on October 16, 2000, the board of directors concluded that remaining as an independent public company might not be the best course of action for Deltek and its shareholders and that it was appropriate to investigate alternatives to maximize shareholder value. At that meeting, the chairman, Kenneth E. deLaski, reported to the board that Donald deLaski, a board member and a founding shareholder who continues to own a substantial number of shares of Deltek common stock, had indicated his desire to sell his shares depending upon the price a purchaser might be willing to pay. He also reported that preliminary discussions had commenced with one or more investment banks in an effort to assess what the market might be for a sale of Deltek and what strategic options Deltek might have. The chairman indicated that he would report back to the board if any of the discussions indicated potential for any attractive strategic options.

At a special meeting of the board of directors on December 18, 2000, the chairman advised the board that a wide range of strategic alternatives might be available to Deltek in addition to continuing the current course. The chairman reported that Updata Capital, an investment banking firm familiar with the information technology industry, had been contacted and invited to make a presentation to the board regarding various strategic alternatives that might be available to Deltek.

During the December 2000 board meeting, Updata summarized various strategic alternatives, including taking Deltek private, selling the entire business, selling parts of the business, acquiring companies, continuing the stock repurchase program or raising capital to buy out shareholders or continuing the *status quo*. Updata recommended to the board that Deltek engage Updata to study further the benefits and costs of each alternative and to initiate a process to identify potential strategic and financial buyers. If Deltek were unable to find a buyer willing to acquire Deltek at a satisfactory valuation, Updata recommended that Deltek consider a leveraged buyout. As a result of the Updata presentation and the board's deliberations at the December 2000 meeting, the board concluded that Updata should be engaged to make discrete inquiries of potential strategic buyers to determine if there was any interest in acquiring Deltek.

The board of directors next met on January 5, 2001, to discuss the fourth quarter results, which had been lower than anticipated. At that time, the market price for Deltek's stock had fallen to approximately $4.00 per share. The board considered whether it should institute a new stock repurchase program in an effort to increase the value of the outstanding shares. The board decided not to institute such a program at that time due to the impending engagement with Updata to seek a potential strategic acquiror.

On January 9, 2001, Deltek formally engaged Updata to identify strategic parties that might be interested in purchasing Deltek and, once the list of prospects had been approved by Deltek, to contact those prospects to determine their possible interest in purchasing Deltek. Updata's engagement was exclusive and for a minimum term of six months. Consistent with advice from Updata, the search for strategic acquirors was not limited in terms of either transaction structure or target value. In addition to selling activities, Updata agreed to assist us in gathering and presenting data requested by potential buyers, provide appraisal service for the purpose of considering strategic alternatives, work with interested parties in the formulation of letters of intent and advise us on the structure of any proposed transaction and the most suitable means of satisfying our objectives. If a letter of intent were executed, Updata would have assisted in organizing and coordinating the transaction. In addition to a non-refundable retainer fee of $50,000 that was paid to Updata by Deltek, Updata would have been paid a success fee upon the consummation of a sale of Deltek or any business unit of Deltek. The success fee was based upon a formula tied to the cash or non-cash consideration that would have been paid upon a sale. If requested by Deltek, Updata would have furnished a fairness opinion on the transaction to the board of directors, the fee for which would have been credited against any success fee. No fairness opinion was ever requested by Deltek or delivered by Updata. Since Deltek did not receive any offers to purchase the company during and after Updata's engagement, Updata was not paid any additional fees, and the actual services rendered by Updata to Deltek were limited to the early stages of the sale process.

At the board of directors' regular quarterly meeting on January 20, 2001, the chairman reported that Updata had started contacting potential strategic buyers to determine whether there might be any interest in acquiring Deltek. The chairman indicated that thus far Updata had received no favorable responses.

At the board of directors' next regular quarterly meeting on May 2, 2001, the chairman reported that Updata had identified 36 potential strategic partners or buyers for Deltek and had contacted, or attempted to contact, all of these organizations. Of these potential buyers, it was reported that there was some level of ongoing discussion with two of these organizations. One of those parties was not interested in acquiring Deltek, but rather was interested in reselling under its own label certain of Deltek's software products. The other party indicated a possible interest in acquiring Deltek. In order to determine how serious the interest actually was, the chairman had asked the potential acquiror to submit a term sheet or otherwise indicate whether there was a strong interest in entering into a transaction. The informal deadline set by the chairman had passed with no response. After a full discussion, the board decided that management should determine if there was any interest in a transaction and if not, to terminate Updata's engagement at the end of its six-month term. The board then discussed whether Deltek should consider a transaction with a financial, as opposed to a strategic, investor and decided that it was premature to consider such a transaction.

Deltek held its annual board of directors meeting on May 18, 2001. During that meeting the chairman reported that the potential acquiror discussed during the May 2, 2001 meeting was still apparently interested in possibly acquiring Deltek. However, the level of interest was difficult to determine, and it was still not clear whether any offer would be forthcoming.

In June 2001, Deltek learned that the last remaining potential acquiror would not be making an offer to acquire Deltek. The Updata search for a strategic purchaser had failed to produce any interested prospect willing to place a value on Deltek or discuss seriously the terms of a possible transaction. Deltek terminated Updata's engagement effective July 9, 2001. After the effort to identify a strategic acquiror failed, the chairman and Donald deLaski first began to explore a going private transaction, which was one of the other

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strategic alternatives originally outlined by Updata at the December 2000 board meeting. These initial efforts involved preliminary confidential discussions with potential sources of private equity that might be used to finance a going private transaction.

On August 16, 2001, the board held a special meeting, during which the board of directors received a presentation from its counsel, Squire Sanders & Dempsey L.L.P., on the process involved in a typical going private transaction. This presentation covered the form of typical transactions, some of the reasons for going private, the role of an independent special committee, if one were to be formed, of the board and a typical time schedule.

The board also received a final presentation from Updata on the results of its efforts to locate a strategic acquiror. Updata provided the board with an overview of the process Updata had followed in searching for a strategic buyer. Updata reported that it had conducted a full market test and had contacted 36 potential buyers. Updata reported that it had a list of six other companies that were identified but not contacted, primarily because they were determined to be too small to have the resources to acquire Deltek or because they were not a logical strategic partner. Of the 36 prospective purchasers contacted, only three expressed any interest, and all three passed on a significant transaction with Deltek due to an inability to move the issue forward in their own organizations. Updata reported that there was one additional party that had expressed some interest in learning more about the opportunity. Updata recommended that Deltek continue discussions with this potential acquiror.

Based upon the Updata presentation, the board concluded that management should begin discussions with the one remaining party that had expressed interest in learning more about Deltek and determine whether that party was serious. At the same time and based on the presentation of Updata and the going private presentation of Squire Sanders, the board of directors authorized Kenneth E. deLaski and Donald deLaski to investigate whether they and a group of private investors might be interested in making a proposal to take Deltek private.

The board's determination to evaluate a going private transaction with the deLaskis was based, among other things, on:

• our small public float and limited institutional following;

• our low trading volume;

• the inability to find a third party interested in doing a transaction with Deltek;

• the board's conclusion that there is little likelihood that the liquidity of our common stock will improve in the future;

• the substantial insider holdings of our common stock;

• the small market capitalization of Deltek;

• the diminishing research attention from market analysts being given to Deltek; and

• the performance of our stock price since 1999.

At its August 16, 2001 meeting, the board also considered the qualifications of its members to serve on a special committee of the board that would be formed to review and evaluate the options for completing a going private transaction, to review, evaluate and negotiate any such proposal received by us and to report final recommendations to the full board. While not formally establishing a special committee at that time, the board decided that three of our independent, non-employee directors, James F. Petersen, Charles W. Stein and Darrell J. Oyer, would function in such capacity in case the deLaskis decided to seriously pursue a going private transaction with us. In order to be prepared if the deLaskis submitted a going private proposal, the board directed the three independent directors to select a law firm to serve as legal counsel to the special committee if and when one was established.

Shortly after the meeting, the independent directors selected, and we engaged, Hunton & Williams to serve as a special legal advisor to assist in evaluating the legal issues with completing a going private transaction and to negotiate any proposal received by us. Hunton & Williams was retained due to its expertise and reputation as mergers and acquisitions lawyers and as securities law counsel. The three independent directors also took steps to assure itself of the independence of Hunton & Williams and the lack of any conflicts of interest with regard to representing Deltek in a transaction involving the deLaskis and Deltek.

On August 27, 2001, the chairman and one of the independent directors participated in the telephone conference that Updata had scheduled with the interested strategic acquiror. As a result of that telephone conference, Deltek provided information to assist the prospective acquiror in its investigation of Deltek. On September 5, 2001, Kenneth E. deLaski, Donald deLaski, one of the independent directors and representatives of Updata met at Deltek's offices with members of management of the potential acquiror. Kenneth E. deLaski and several members of Deltek's management subsequently met with representatives of the potential acquiror in Chicago on September 10, 2001, and participated in additional telephone conferences. Ultimately, after several telephone conferences and exchanges of information the prospective acquiror advised us on or about October 20, 2001 that it was not interested in submitting a proposal to acquire Deltek. Deltek believes the reasons the potential acquiror decided not to make an offer included that the acquisition of Deltek would have been the largest acquisition for the potential acquiror, several members of the acquiror's management had concerns about Deltek's lack of growth and potential for future growth, and one member of the acquiror's management, who was in favor of the acquisition, was transferred to another position and ceased to be involved in the evaluation process. At Deltek's regular quarterly board meeting on October 23, 2001, Mr. deLaski reported that there was no further interest by any party in acquiring Deltek.

For several months after the August 2001 board meeting, the deLaskis met with investment banks and private equity investors that might be interested in providing financing for a going private transaction. While several investors indicated some interest in making an equity investment, the deLaskis were unable to arrange a satisfactory going private transaction with any private equity source and decided to abandon the going private transaction in late November 2001.

At a special meeting of the board of directors on December 3, 2001, Kenneth E. deLaski reported that he and Donald deLaski had decided against submitting a going private proposal. He explained that he felt that Deltek should repurchase shares of its outstanding stock in order to provide some liquidity for Donald deLaski and other shareholders who were unable to sell shares because of the lack of trading volume and to provide increased shareholder value to those shareholders that do not sell. He explained that he felt that effecting the repurchase through an issuer tender offer was a better alternative than pursuing open market purchases as Deltek had done in its past repurchase programs. The board requested additional information regarding the proposed tender offer to be presented at a future board meeting called specifically for the purpose of considering an issuer tender offer proposal.

The board of directors scheduled a special meeting on December 18, 2001 to consider whether to proceed with an issuer tender offer. In preparation for the December 18, 2001 meeting, Deltek provided the board members information regarding the proposed tender offer. The proposal was to repurchase 3,000,000 shares of Deltek's outstanding common stock for an offer price of $5.00 per share in order to provide liquidity for shareholders who would prefer to redeploy assets in another investment and, if possible, provide interested shareholders with a mechanism to participate in tax-oriented sales prior to the end of 2001 at a favorable price. The proposed tender offer price of $5.00 was 80 cents, or 19%, above closing price on December 13, 2001. If approved by the board, Deltek's intent was to publicly announce the offer on December 19, 2001 and commence the offer on December 21, 2001. Donald deLaski planned to tender initially 1,000,000 shares of his Deltek stock and to increase his tender to up to 1,500,000 shares if the tender offer were undersubscribed. When it became clear that several of the board members needed additional information regarding the proposal before they would act on it, the chairman decided to postpone the meeting until after the holidays.

On January 10, 2002, the board of directors met to consider the proposed issuer tender offer. After considering the proposal, the board elected not to act on it at that meeting because of concerns about using Deltek's available cash to purchase shares when it was not clear whether the available cash might be better used to finance Deltek's future growth as a public company. The board asked management to present more information on the alternative uses of available cash so the board could better evaluate the issuer tender offer proposal.

After the January 10, 2002 meeting, the deLaskis decided to reconsider the idea of taking Deltek private and to determine whether they could finance a going private transaction without an investment by a third party. On January 14, 2002, Kenneth E. deLaski contacted each board member informally and advised them that he and Donald deLaski had concluded that they were interested in formulating a proposal to acquire for cash the shares of Deltek common stock not owned by the deLaski family and potentially certain other shareholders who elected to join a buyer group.

After learning that the deLaskis had renewed interest in submitting a going private proposal, the board again concluded that the three independent, non-employee directors were best qualified to serve on the special committee of the board that would be formed to review and evaluate the options for completing a going private transaction with the deLaskis, to review, evaluate and negotiate any such proposal received by us and to report final recommendations to the full board. Accordingly, on January 17, 2002, the board, acting by unanimous written consent, established a special committee consisting of James F. Petersen, Charles W. Stein and Darrell J. Oyer, all of whom are non-employee directors of Deltek. The board empowered the special committee to negotiate with the deLaskis on an arm's length basis and engage separate legal counsel and financial advisors to assist it during negotiations.

The board established the compensation of the special committee members at $12,500 per member and $15,000 for Mr. Petersen, who was chosen to be chairman of the special committee, and an additional $1,000 per member for each meeting attended and for reimbursement of expenses. This compensation arrangement was established so that the amount of compensation would not be increased or decreased if the special committee accepted or rejected any transaction proposed by the deLaskis. At that time, the special committee authorized the engagement of Hunton & Williams to serve as the special committee's legal advisor to assist in evaluating the legal issues with completing a going private transaction and to negotiate any proposal received by us. The special committee had decided to retain Hunton & Williams due to its expertise and reputation and had taken steps to confirm that Hunton & Williams had no conflicts of interest with regard to representing Deltek in a transaction involving the deLaskis and Deltek.

The deLaskis were aware that the special committee would retain a financial advisor and decided they should retain an advisor to assist them in formulating a proposal to, and negotiating with, the special committee. Accordingly, on January 22, 2002, the deLaskis retained Houlihan Lokey Howard & Zukin Capital as their financial advisor. The selection of Houlihan Lokey was based on that firm's knowledge of Deltek's industry and its qualifications, expertise and experience as an investment banking and financial advisory firm.

On January 25, 2002, Houlihan Lokey made a presentation to Kenneth E. deLaski that set forth several different ranges of potential valuations. Prior to making its presentation, Houlihan Lokey had met with Mr. DeLaski and other members of Deltek management to discuss Deltek's financial performance. However, Houlihan Lokey did not independently verify any information, whether publicly available or furnished to it, concerning Deltek, including financial information, and did not inspect or prepare any appraisal or valuation of any of the assets or liabilities of Deltek. Houlihan Lokey was paid $100,000, plus expenses, for its advisory services.

HOULIHAN LOKEY DID NOT PROVIDE TO THE DELASKIS A REPORT, OPINION OR APPRAISAL AS TO VALUATION OR THE FAIRNESS OF THE TRANSACTION TO THE PUBLIC SHAREHOLDERS OF DELTEK AND DID NOT RECOMMEND THE TRANSACTION TO THE BUYER GROUP OR THE SHAREHOLDERS NOT IN THE BUYER GROUP OR HOW DELTEK'S SHAREHOLDERS SHOULD VOTE WITH RESPECT TO THE TRANSACTION. THE ADVICE GIVEN BY HOULIHAN LOKEY TO THE DELASKIS SHOULD NOT BE RELIED UPON AS THE BASIS FOR ANY INVESTMENT DECISION OR THE VOTE ON THE MERGER AGREEMENT AND RELATED PLAN OF MERGER.

A regularly scheduled meeting of the board of directors was held on January 29, 2002. Except for timing issues, the possible going private transaction was not discussed at the meeting. The meeting focused on a report on the fourth quarter 2001 results and management presentations concerning Deltek's operations, including the Costpoint web initiative. In addition, at this meeting Kenneth E. deLaski presented to the board certain 2002 sales and earnings targets that were intended to serve as a basis for Deltek's annual incentive compensation program.

On January 29, 2002, Hunton & Williams, the legal advisors of the special committee, held a number of preliminary discussions concerning timing and other legal issues with Squire Sanders, the legal advisors of the deLaskis. The special committee then met by telephone with their legal advisors to discuss legal and other issues with respect to any proposal to be made by the deLaskis. In addition, on January 31, 2002, Hunton & Williams discussed certain issues with respect to a possible proposal by the deLaskis with Squire Sanders.

On January 31, 2002 and February 1, 2002, the special committee met and interviewed several investment banking firms to serve as the special committee's financial advisor for the purposes of:

• evaluating Deltek's options to complete a going private transaction with the deLaskis;

• preparing a financial analysis of Deltek;

• advising the special committee with respect to the fairness of any going private proposal received by Deltek; and

• delivering a fairness opinion to the special committee in connection with any going private proposal.

On February 1, 2002, the special committee determined it would engage William Blair & Company, L.L.C. to serve as its financial advisor. At this meeting, the special committee and William Blair negotiated the terms of William Blair's engagement. The special committee had agreed that the criteria for selection of an independent financial advisor should include:

• the advisor's expertise and experience in the enterprise software industry;

• the reputation of the advisor;

• the ability of the advisor to meet the special committee's requirements and timelines;

• consideration of conflicts of interest; and

• sensitivity to the fee charged, given the value of any potential transaction.

The special committee determined that of the investment banks interviewed, William Blair was in the best position to represent the special committee. The special committee found that William Blair had a strong knowledge of our financial affairs and business as a result of its representation of Deltek in our initial public offering, which would help it to provide prompt and well-reasoned analysis of Deltek in a cost effective manner. The special committee evaluated whether William Blair's prior relationship with us, which involved financial advisory and financing services for which it received fees, created a conflict of interest. Over the course of the last two years, representatives from William Blair's corporate finance department have had periodic conversations with Deltek's management to discuss industry trends and William Blair's investment banking capabilities, none of which resulted in a transaction or engagement. After discussion with Hunton & Williams, and taking into consideration the fact that William Blair did not receive any fees from Deltek during the past two years, the special committee concluded that William Blair's prior representation of us offered strong positive advantages, offsetting the disadvantage of a potential conflict of interest.

On February 4, 2002, the deLaskis submitted a formal proposal to take Deltek private by means of a merger transaction in which shareholders, other than members of the Buyer Group, would receive $6.60 cash per share of common stock. Accompanying the formal proposal letter was a first draft of the proposed merger agreement. The deLaskis' decision to submit an initial bid of $6.60 was based upon the Houlihan Lokey presentation as well as other factors and additional discussions with Houlihan Lokey and the Buyer Group's legal advisors. The deLaskis informed the special committee that they had retained Houlihan Lokey as their financial advisor. The deLaskis also informed the board that they were engaged in discussions with Deltek's

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current lender regarding the possibility of obtaining commercial bank financing for a portion of the transaction consideration. Finally, the deLaskis informed the board that they intended to use personal funds and existing cash and working capital of Deltek to complete the financing. The merger proposal was not contingent on the deLaskis ability to obtain suitable financing.

The deLaskis organized DF Merger Co., Inc. on February 6, 2002, for the sole purpose of effectuating the merger and the transactions contemplated by the merger. Squire Sanders has acted as legal counsel to the deLaskis and Mergerco in connection with the merger and, together with the deLaskis, negotiated on behalf of Mergerco. Squire Sanders has represented and continues to represent Deltek in matters unrelated to the merger, and Robert E. Gregg, a Squire Sanders partner, is a member of our board of directors. See "SPECIAL FACTORS — Interests of Certain Persons in the Merger" on page 31.

On February 5, 2002, the special committee convened by telephone to review the offer and its financial parameters with William Blair and Hunton & Williams. After such review, the special committee determined the offer was inadequate. In addition, the special committee reviewed the draft of the merger agreement with Hunton & Williams and William Blair. Following the meeting, William Blair communicated to Mergerco that the special committee viewed the initial offer as inadequate. William Blair also had additional discussions with the advisors of Mergerco with respect to the proposal.

At the request of the special committee, William Blair undertook to perform a due diligence investigation of Deltek during the week of February 4, 2002. In connection with this investigation, William Blair interviewed members of Deltek's management and visited Deltek's executive offices then located in McLean, Virginia on February 6, 2002 and February 8, 2002.

On February 6, 2002, the special committee held a meeting by telephone with William Blair and Hunton & Williams. During this meeting, William Blair discussed with the special committee the financial issues involved with respect to the merger proposal. In addition, the parties discussed the terms of the merger agreement and the special committee's proposed response to the merger agreement. At this meeting, William Blair discussed the sales and earnings targets that Kenneth E. deLaski had presented to the board at its January 29, 2002 meeting and that were subsequently provided to William Blair. William Blair reported to the special committee that senior management had informed William Blair that these sales and earnings targets were not management's projections of the likely annual financial performance of Deltek for 2002 but instead simply financial targets to be used as a basis for Deltek's annual incentive compensation program, as had been the case in prior years. After reviewing these numbers with William Blair, the special committee determined that these numbers were not appropriate to consider in evaluating the deLaski going private proposal for a number of reasons, including but not limited to, the fact that the projections were prepared for incentive compensation purposes and that the projections were not prepared in accordance with the revenue recognition accounting practices adopted by Deltek for its financial reporting. After discussion with William Blair, the special committee requested that Lori L. Becker, Deltek's chief financial officer, prepare financial projections that could be used by William Blair to analyze the deLaski proposal and explain any variations between these projections and the sales and earnings targets. After the meeting, William Blair held discussions concerning the proposed transaction with the deLaskis financial advisors. Later that night, Hunton & Williams on behalf of the special committee delivered to Mergerco and its advisors a revised draft of the merger agreement.

On February 7, 2002, the special committee convened by telephone and discussed William Blair's initial due diligence findings. After this meeting, Hunton & Williams discussed certain terms of the merger agreement with Squire Sanders. Later that day, the deLaskis proposed a revised offer of $6.75 per share.

On February 8, 2002, the special committee held a meeting with William Blair, and Hunton & Williams participated by telephone. At this meeting, the parties discussed the revised proposal from the deLaskis and William Blair presented its preliminary valuation analysis. William Blair explained that Deltek's management was in the process of completing the financial projections that the special committee had requested be prepared after the February 6, 2002 special committee meeting. In its presentation, William Blair discussed summary financial information on Deltek that included historical financial performance, stock price performance, trading activity and ownership information. William Blair also explained to the special committee the valuation methodologies it employed in its preliminary valuation analysis. These methodologies included a

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stock price analysis, merger premium analysis, analysis of selected publicly traded companies, comparable transaction analysis and analysis of going private transactions. William Blair noted that it had not conducted a preliminary discounted cash flow analysis or leveraged acquisition analysis because Deltek's management had not yet completed the financial projections, but noted such analyses would be forthcoming after Blair received the financial projections. The special committee determined, based on such discussions, to withhold responding to the deLaskis revised $6.75 proposal until the financial projections were completed and the special committee had a chance to review and consider the projections. William Blair received the projections from management later that night.

On February 9, 2002, the special committee held a meeting by telephone with William Blair and Hunton & Williams to discuss the deLaskis' revised offer of $6.75 per share. William Blair reviewed its additional due diligence findings and presented a supplement to the preliminary valuation material which William Blair had prepared based in part on the financial projections that were provided to William Blair by Deltek's chief financial officer. The supplement presented by William Blair incorporated the financial projections prepared by Deltek's management and included a preliminary discounted cash flow analysis and leveraged acquisition analysis prepared by William Blair. William Blair also discussed certain historical institutional ownership trends relevant to Deltek's stock. The special committee agreed based on these discussions to respond to the deLaskis with a counter offer requesting $8.50 per share.

On February 10, 2002, the special committee held a meeting by telephone with William Blair and Hunton & Williams. At this meeting, William Blair updated the special committee on its negotiations with the deLaskis and various discussions ensued among the parties concerning the going private proposal.

On February 11, 2002, the special committee received a revised offer letter from the deLaskis containing an increased offer price per share of $7.00. The deLaskis stated in the letter that this offer was final. The special committee then convened by telephone with William Blair and Hunton & Williams to discuss the revised proposal from the deLaskis. William Blair advised the special committee regarding the revised offer price and Hunton & Williams advised the special committee with respect to certain legal issues raised in the revised offer letter. Based upon these discussions, the special committee advised William Blair to consider various approaches for a response to the deLaskis.

On February 12, 2002, the special committee convened by telephone with William Blair and Hunton & Williams to discuss the revised proposal from the deLaskis and decided to respond with a counter offer of $7.60 per share. William Blair then communicated to the deLaskis and their advisors that the special committee would accept an offer of $7.60 pending resolution of all of the remaining issues outstanding with respect to the merger agreement.

Later that day, the deLaskis replied with an increased offer of $7.10 per share. The special committee and its advisors then reconvened to consider the deLaskis' revised proposal. Hunton & Williams then advised the special committee as to its fiduciary duties and responsibilities under Virginia law to Deltek's public shareholders in the special committee's consideration of the deLaskis' proposal and, at the request of the special committee, reconfirmed that the members of the special committee were independent directors under Virginia law with respect to any proposed transaction involving the deLaskis and Deltek. The special committee and its advisors next discussed the remaining open issues with respect to the merger agreement. The special committee then instructed William Blair to propose a counter offer of $7.35 per share. Later that day, William Blair communicated the $7.35 counter offer to the deLaskis.

On February 13, 2002, the deLaskis presented a revised proposal of $7.15 and indicated that this was their last offer. The special committee and its advisors convened by telephone to consider this proposal and decided to accept the proposal contingent upon satisfactory negotiation of the merger agreement and receipt of a fairness opinion by William Blair. William Blair and Hunton & Williams then had discussions with the financial and legal advisors to the deLaskis. See "SPECIAL FACTORS — Recommendation of the Special Committee" beginning on page 20.

Later that day, the special committee held a telephonic meeting to receive William Blair's final opinion of the merger consideration from a financial point of view and to review the proposed final terms and conditions

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of the merger agreement. Representatives of William Blair and Hunton & Williams participated in these discussions. At this meeting, the special committee reviewed with its advisors the issues remaining with the merger agreement and made a determination on how to resolve such issues. The special committee then received an oral fairness opinion (and a written opinion to the same effect was subsequently delivered) from William Blair that as of February 13, 2002, and based on and subject to the assumptions, limitations, and qualifications contained in that opinion, the merger consideration of $7.15 cash that each of our public shareholders, other than Mergerco, will have the right to receive in the merger is fair, from a financial point of view, to Deltek's shareholders, other than the Buyer Group.

Following the special committee's review of the proposed final terms of the merger, the special committee determined that (i) the merger agreement, including the related plan of merger, and the transactions contemplated thereby are fair to and in the best interests of Deltek and its shareholders, other than the Buyer Group, and (ii) the special committee should recommend to the entire board of directors of Deltek that the board of directors (x) approve the merger agreement and the related plan of merger and the transactions contemplated thereby, (y) authorize the execution and delivery of the merger agreement, and (z) recommend that Deltek's shareholders approve the merger agreement and the related plan of merger.

The special committee then adjourned and a telephonic meeting of the entire board of directors was convened immediately thereafter. At such meeting, the entire board, including the three independent, non-employee members of our board comprising the special committee, unanimously resolved to (i) approve the merger agreement and the related plan of merger and the transactions contemplated thereby, (ii) determine that the merger agreement, including the related plan of merger, and the transactions contemplated thereby are fair to and in the best interests of Deltek and its shareholders, other than the Buyer Group, (iii) approve the merger agreement and the related plan of merger and the transactions contemplated thereby, (iv) authorize the execution and delivery of the merger agreement, and (v) recommend that Deltek's shareholders approve the merger agreement and the related plan of merger. We then entered into the merger agreement with Mergerco.

We issued a press release after the market closed on February 13, 2002, announcing the execution of the merger agreement.

On March 15, 2002, Hunton & Williams received a copy of a letter addressed to Deltek from a private buy-out firm requesting some due diligence information from Deltek. On March 20, 2002, Deltek and the private buy-out firm executed a confidentiality agreement. On March 23, 2002, William Blair, Kenneth E. deLaski, James F. Petersen and representatives from the private buy-out firm had a telephonic due diligence conference call. After the telephonic due diligence call, the special committee instructed William Blair to further explore the interest level of the private buy-out firm. William Blair contacted the private buy-out firm on behalf of the special committee and then reported its discussion to the special committee. The special committee then decided that such discussions were unlikely to result in an offer more favorable to the shareholders of Deltek than that made by Mergerco. Accordingly, the parties terminated discussions before any proposal was made by such firm.

Purpose and Reasons for the Merger

Deltek common stock became publicly traded after its March 1997 initial public offering at a price of $11.00. During much of 1998, Deltek common stock traded at or above $20.00 per share. By June 2000, the market price of Deltek common stock had dropped below $10.00, and during much of 2001 the stock traded below $6.00. Deltek has not experienced significant growth during the last two years, and there is no assurance that Deltek will experience profitable growth in the future. Furthermore, Deltek has become increasingly concerned about the potential for unwarranted negative perceptions about its products and services based upon the performance of its stock price.

Of the approximately 15,362,262 shares of Deltek common stock outstanding, shareholders who are not members of the Buyer Group hold only approximately 6,870,337 shares, or 44.7%. Because members of the Buyer Group have tended not to sell their shares, and because of the relatively low number of outstanding shares, the trading volume of shares of common stock has been, and continues to be, limited. During the

12 months prior to the announcement of the proposed merger, the average daily trading volume has been approximately 27,261 shares per day. Because the stock is so thinly traded, many shareholders lack sufficient liquidity to sell their shares without a significant impact on the market price of Deltek common stock.

In recent years, Deltek believes the public marketplace has had less interest in public companies with a small market capitalization and a limited amount of securities available for trading in the public marketplace. This is particularly true, Deltek believes, as to software companies with relatively modest growth rates. The board of directors believes it is highly speculative whether Deltek common stock would ever achieve significant market value because of Deltek's size, the lack of liquidity and no assurance of significant profitable growth in the near future. The realization that Deltek common stock might never achieve significant market value as a public company is one of the reasons that ultimately caused the board of directors to conclude that Deltek no longer is benefiting from being a public company, and that it would be in the best interests of Deltek and its shareholders for Deltek to be privately held.

The deLaskis' proposal presented Deltek with the opportunity to return to the status of a private company while affording the shareholders who are not members of the Buyer Group the opportunity to liquidate their common stock at a price that represents a premium of 39.4%, 49.6% and 54.1% over the average 30, 60 and 90 trading day closing price before the public announcement of the proposed merger, without incurring any brokerage commissions. In addition, being a private company would eliminate any negative perception about our products and services based upon the performance of our stock price, relieve Deltek of certain expenses incident with being a public company, eliminate various obligations applicable to a public company, increase management's flexibility to consider and initiate actions geared to long-term growth as opposed to short-term earnings per share and allow Deltek to elect S-corporation status and avoid federal income tax at the corporate level.

Deltek believes that it is in the best interest of Deltek and its shareholders to provide liquidity today to the maximum number of shareholders. The board of directors has determined that the proposed merger is the most expeditious and economical way of liquidating the interests of the shareholders who are not members of the Buyer Group at a fair price, which is higher than that which could be achieved in the open market. In light of these objectives, the board of directors concluded that the proposed merger better accomplished its goals than other alternatives that were pursued by the board and the deLaskis as more fully described under "SPECIAL FACTORS — Background of the Merger" on page 11.

Recommendation of the Special Committee

The special committee unanimously determined that the merger is fair to and in the best interests of Deltek and its shareholders, other than the Buyer Group. The special committee unanimously recommended that Deltek's board of directors approve the merger agreement and related plan of merger and recommend approval of the merger agreement and related plan of merger by Deltek's shareholders. In reaching its determinations, the special committee relied on its knowledge of our business and information provided by our officers, as well as the advice of its financial advisors and legal counsel. In reaching its decision, the special committee considered a number of factors, including the following positive factors, each of which in the view of the special committee supported such determination:

- the historical trading activity of our common stock, including the fact that the average daily trading volume of our common stock for the six months prior to February 13, 2002, was 19,287 shares per day;

- the small public float and limited prospects for creating institutional interest in our stock or coverage by analysts;

- our low market capitalization of approximately $92.7 million as of February 13, 2002, which may have made it more difficult to obtain attractive financing;

- the performance of our stock price since July 1, 2000. From July 1, 2000, until February 13, 2002, our common stock closed at a high of $7.84 per share in September 2000 and at a low of $3.56 per share in March 2001. During the six-month trading period ended February 13, 2002, the shares closed at a high of $6.05 per share in February 2002 and at a low of $4.03 per share in October 2001;

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- the fact that the proposed merger consideration of $7.15 per share constitutes a premium of 39.4%, 49.6% and 54.1% over the average 30, 60 and 90 trading-day closing price before the public announcement of the proposed merger;

- the presentation by William Blair of its detailed analysis and conclusions concerning the fairness of the transaction and the written opinion of William Blair delivered to the special committee as of February 13, 2002, stating that, as of February 13, 2002, and based on and subject to the assumptions, limitations and qualifications contained in that opinion, the merger consideration each shareholder, other than Mergerco, will have the right to receive in the proposed merger is fair, from a financial point of view, to Deltek's shareholders, other than the Buyer Group. See "SPECIAL FACTORS — Opinion of Financial Advisor to the Special Committee" on page 24 and a copy of the opinion of William Blair attached as Appendix B to this proxy statement;

- the special committee's judgment that it was unlikely for Deltek shareholders to realize in excess of $7.15 per share due to the current and prospective environment in which Deltek operates, and more particularly, the difficulty that Deltek would have in the future competing against larger, more aggressive competitors with greater capital resources;

- the fact that Updata Capital on Deltek's behalf had contacted 36 potential acquirors during the first half of 2001, none of whom expressed a serious interest in acquiring Deltek;

- the special committee's judgment, in view of Deltek's prospects, as well as Updata's prior discussions with a number of possible acquirors, none of whom expressed an interest to acquire Deltek, that it was unlikely that one or more strategic or financial buyers would be willing to pay a price for Deltek equal to or greater than $7.15 per share in cash;

- the fact that the consideration to be received in the merger is payable in cash, thereby eliminating any uncertainties in valuing the consideration to be received by Deltek's shareholders;

- the fact that the merger agreement does not unduly deter a third party from making an acquisition proposal, inhibit the special committee from withdrawing or modifying its approval or recommendation of the merger or the merger agreement or inhibit the board of directors from approving, recommending or accepting an acquisition proposal that the special committee determines to be of a superior proposal to the shareholders of Deltek than the merger. Specifically, the merger agreement includes provisions which permit the special committee to withdraw its recommendation of the merger if there is a more favorable acquisition proposal and permit the board of directors to terminate the merger agreement in order to accept a more favorable acquisition proposal with a third party. See "THE MERGER AGREEMENT — No Solicitation of Competing Transactions" on page 51;

- the fact that the merger agreement is not subject to a financing condition on the part of the Buyer Group; and

- the fact that the deLaskis originally proposed to acquire Deltek for $6.60 per share, but following negotiations with the special committee, the proposed price was increased to $7.15 per share, and the special committee's conclusion that $7.15 per share was the highest price that the deLaskis would offer and that further negotiations with the deLaskis would not result in an increase to the proposed purchase price per share.

The special committee also considered the following adverse factors associated with the merger;

- the fact that, while the merger consideration represents a premium to our historical trading price, the stock market has not performed well over the past three years, which may contribute to the recent trading price of our common stock; and

- our minority shareholders will not have the right to participate in our future growth, if any.

The special committee believes the merger is procedurally fair to Deltek's shareholders, other than the members of the Buyer Group, in light of the following factors, and notwithstanding the fact that no separate approval of the shareholders who are not members of the Buyer Group is required in order to approve the merger agreement and related plan of merger:

- the formation of a special committee of three independent, non-employee directors and its empowerment by the board to retain financial advisors and legal counsel of the committee's choice;

- the retention by the special committee of independent legal and financial advisors to assist it in evaluating the merger proposal;

- the special committee's arm's length negotiations with the deLaskis and their advisors, which resulted in an increase in the merger consideration from $6.60 to $7.15 per share, and the judgment of the special committee that, based upon the negotiations that had transpired, a price higher than $7.15 per share could not likely be obtained;

- the fact that the members of the special committee will not personally benefit from the consummation of the merger contemplated by the merger agreement, other than in their capacity as holders of shares of our common stock and stock options which will be converted into stock options of Mergerco or the right to receive the merger consideration less the applicable exercise price. James F. Petersen holds no shares of common stock and stock options to acquire 4,000 shares of our common stock at a weighted average exercise price of $7.67 per share, Charles W. Stein holds 3,350 shares of common stock and stock options to acquire 12,000 shares of our common stock at a weighted average exercise price of $8.47 per share and Darrell J. Oyer holds 3,319 shares of common stock and stock options to acquire 12,000 shares of our common stock at a weighted average exercise price of $9.35 per share; and

- the requirement that the merger be approved by holders of more than two-thirds of Deltek's outstanding common stock.

The special committee also considered the advantages and disadvantages of the other potential alternatives to the acquisition of the interests of the shareholders who are not members of the Buyer Group, which included sale of Deltek to a third party, an issuer tender offer to cash out blocks of shareholders and continuing as a public company. See "SPECIAL FACTORS — Background of the Merger" on page 11.

The special committee did not view the liquidation value of Deltek's assets because it believed this measure of asset value would be considerably less than the merger consideration of $7.15 per share and Deltek's going concern value. The special committee's belief regarding liquidation value was based upon their understanding of the software industry and their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business. Thus, the special committee did not request that William Blair perform a liquidation analysis.

In reaching its determination, the special committee did not consider purchases of Deltek common stock made by Deltek in the past two years. As described in "FINANCIAL INFORMATION — Deltek Common Stock Purchase Information" on page 43, except for the sale of 200,000 shares of Deltek common stock by Donald deLaski to Kenneth E. deLaski on February 1, 2002 in a privately negotiated sale, neither Deltek nor any affiliate of Deltek made any purchases of Deltek common stock during the last two years other than pursuant to stock repurchase programs. The special committee did not view these purchases during the past two years as relevant to a determination of fairness. The special committee also did not consider any firm offers of which Deltek was aware during the preceding two years in connection with any proposed transaction to acquire Deltek because, to Deltek's knowledge, no such firm offers had been received.

The members of the special committee evaluated the factors in light of their knowledge of our business, their knowledge of the software industry and their good faith business judgment. Although the special committee believes that these were all of the material factors considered, in view of the large number of factors considered by the special committee in connection with the evaluation of the merger and the complexity of these matters, the special committee did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the special committee may have given different weight to the various factors. The special committee conducted a

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discussion of, among other things, the factors described above, including asking questions of the special committee's financial and legal advisors, and reached the conclusion that the merger agreement was advisable and in the best interests of Deltek and its shareholders, other than the Buyer Group.

Recommendation of the Board of Directors

The board of directors unanimously determined, based on the unanimous recommendation of the special committee, that the merger is fair to and in the best interests of Deltek and its shareholders, other than the Buyer Group, unanimously approved the merger agreement and related plan of merger, and unanimously recommends approval of the merger agreement and related plan of merger by Deltek's shareholders at the special meeting. The board of directors undertook two votes on these matters: one vote consisting of all of the directors including Kenneth E. deLaski, Donald deLaski and Robert E. Gregg, and a second vote in which these directors abstained. All members of the board of directors who own shares intend to vote their shares for approval of the merger agreement and related plan of merger. The board of directors considered the following factors in deciding to recommend that shareholders vote "FOR" the approval of the merger agreement and related plan of merger:

- the recommendation of the special committee;

- the written opinion of William Blair delivered to the special committee as of February 13, 2002, stating that, as of February 13, 2002, and based on and subject to the assumptions, limitations and qualifications contained in that opinion, the merger consideration each shareholder, other than Mergerco, will have the right to receive in the proposed merger is fair, from a financial point of view, to Deltek's shareholders other than the Buyer Group. See "SPECIAL FACTORS — Opinion of Financial Advisor to the Special Committee" on page 24 and a copy of the opinion of William Blair attached as Appendix B to this proxy statement;

- the factors referred to above as having been taken into account by the special committee; and

- the procedural factors described below.

The board of directors believes that the merger is procedurally fair because, among other things:

- the special committee consisted entirely of independent, non-employee directors appointed by the board of directors to represent solely the interests of Deltek's shareholders, other than the members of the Buyer Group;

- the special committee retained and was advised by its own independent financial advisor to assist it in evaluating the merger and provide it with financial advice;

- the special committee retained and was advised by its own independent legal counsel;

- the special committee engaged in extensive negotiations and deliberations in evaluating the merger and merger consideration;

- the merger consideration and the other terms and conditions of the merger agreement resulted from active arm's length bargaining between the special committee and representatives of the Buyer Group and their respective advisors, which resulted in an increased price per share from $6.60 to $7.15;

- even though the special committee consisted of directors of Deltek and was therefore not completely unaffiliated with Deltek, committees of independent directors are a commonly used mechanism that is recognized under applicable law to ensure fairness in transactions of this type;

- the ability of the special committee and the board of directors to consider any alternative proposal and terminate the merger agreement if they determine that the failure to do so would be inconsistent with their fiduciary duties under applicable law; and

- approval of the merger agreement and related plan of merger requires the affirmative vote of the holders of more than two-thirds of Deltek's outstanding common stock.

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In view of the foregoing, the board of directors believes that sufficient procedural safeguards exist to ensure fairness of the merger and to permit the special committee to effectively represent the interests of Deltek's shareholders, other than the members of the Buyer Group, notwithstanding the fact that no separate approval of the shareholders who are not members of the Buyer Group is not required in order to approve the merger agreement and related plan of merger.

In view of the variety of factors considered by the board of directors and the complexity of these matters, the board of directors did not find it practicable to, and it did not, quantify or otherwise attempt to assign relative weights to the factors considered in making its determination, nor did it evaluate whether these factors were of equal importance. In considering the factors described above, individual members of the board of directors may have given different weight to the various factors.

Opinion of Financial Advisor to the Special Committee

William Blair & Company, L.L.C. acted as financial advisor to the special committee of the board of directors of Deltek in connection with the proposed offer to Deltek's shareholders, other than Mergerco, of the merger consideration of $7.15 cash, without interest, per share of Deltek common stock. On February 13, 2002, William Blair delivered to the special committee of the board of directors of Deltek its oral fairness opinion that was subsequently confirmed in writing. The opinion states that, as of that date and based upon and subject to the various assumptions and qualifications stated in its opinion, the merger consideration was fair from a financial point of view to Deltek's shareholders, other than the Buyer Group.

The full text of William Blair's written opinion, dated February 13, 2002, which describes the assumptions made, general procedures followed, matters considered, and limitations on the scope of review undertaken by William Blair in rendering its opinion, is attached as Appendix B to this proxy statement and is incorporated in this document by reference. William Blair's opinion is directed only to the fairness of the merger consideration, as of the date of the opinion and from a financial point of view, to the Deltek shareholders, other than the Buyer Group, and William Blair's opinion does not constitute a recommendation to any shareholder. The following summary of William Blair's opinion is qualified in its entirety by reference to the full text of the opinion attached as Appendix B to this proxy statement. William Blair has consented to the attachment of its opinion as Appendix B to this proxy statement and to the inclusion of the summary set forth below. Deltek shareholders are urged to read the opinion carefully and in its entirety.

In connection with its opinion, William Blair examined, among other things:

• a draft of the Agreement and Plan of Merger;

• certain audited historical financial statements of Deltek for the three years ended December 31, 2000;

• the unaudited financial statements of Deltek for year ended December 31, 2001;

• certain internal business, operating and financial information and forecasts of Deltek, prepared by the senior management of Deltek (see "FINANCIAL INFORMATION — Certain Financial Projections" on page 41);

• the publicly available terms of certain other business combinations it deemed relevant;

• the financial position and operating results of Deltek compared with those of certain other publicly traded companies it deemed relevant;

• current and historical market prices and trading volumes of Deltek common stock;

• certain other publicly available information on Deltek; and

• such other matters as it deemed relevant.

William Blair noted that on January 9, 2001 Deltek retained an investment bank to determine if Deltek could be sold on attractive terms. A full market test ensued during the first two quarters of 2001, in which 36 potential acquirors were identified and contacted. Three potential acquirors expressed preliminary interest and engaged in conversations with Deltek. However, none expressed interest in proceeding further. During this six-month period, the stock was trading between approximately $3.50 and $6.00 per share. One additional potential acquiror expressed interest during August 2001, but declined to make an offer. During August, the stock traded between approximately $5.00 and $6.00 per share.

In William Blair's review and analysis, and in arriving at its opinion, it assumed and relied, without any duty of independent verification, upon the accuracy and completeness of all the information provided to it, examined by it or otherwise reviewed or discussed with it for purposes of its opinion and has not assumed any responsibility or liability therefore. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with it (other than sales and earnings targets that Kenneth E. deLaski had presented to Deltek's board of directors at its January 29, 2002 meeting), William Blair was advised by the management of Deltek that such forecasts and other information and data had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Deltek as to the future financial performance of Deltek and the strategic implications and financial benefits anticipated to result from the Merger. William Blair expressed no view with respect to such forecasts and other information and data or the assumptions on which they were based. With respect to the sales and earnings targets that Kenneth E. deLaski had presented to Deltek's board of directors at its January 29, 2002 meeting, Deltek's management has informed William Blair that this financial information was prepared for incentive compensation purposes only and does not reflect management's best estimates as to the financial performance of Deltek for the year 2002. Accordingly, William Blair did not rely on this information in connection with its review of the merger and the preparation of its opinion.

William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Deltek. William Blair assumed that the final terms of the agreements with respect to the merger would not vary materially from those set forth in the drafts reviewed by William Blair. William Blair further assumed that the merger would be consummated in a timely fashion in accordance with the terms of the merger agreement, without waiver of any material conditions contained in the merger agreement.

William Blair noted that its opinion related only to the merger consideration to be paid by Mergerco to holders of Deltek common stock other than the Buyer Group. William Blair was not asked to consider, and its opinion did not address, the merits of the underlying decision by Deltek to engage in the merger. William Blair was not requested to consider, and its opinion did not address, any term of the merger or any of the related transactions or agreements, other than fairness of the merger consideration from a financial point of view.

The fairness opinion was based upon market, economic, financial and other conditions as in effect on, and information made available to William Blair as of, the date of such opinion. Although the opinion noted that subsequent developments might affect the conclusion expressed in such opinion and that William Blair disclaimed any undertaking or obligation to advise any person of any change in any matter affecting the opinion which might come or be brought to its attention after the date of such opinion, the special committee would consider seeking an updated fairness opinion if there were a material change in the merger or other relevant conditions. The opinion is limited to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be paid by Mergerco to holders of Deltek common stock other than the Buyer Group. The opinion does not constitute a recommendation of the merger to Deltek or a recommendation to any shareholder.

William Blair performed the financial analyses described below, and reviewed with the special committee of the board of directors the assumptions upon which its analyses were based, as well as other factors. The summary set forth below is not a complete description of the analyses performed or factors considered by William Blair.

Stock Price Analysis. William Blair examined the one and three year history of the trading prices and volume for Deltek common stock and the relationship between movements of such common stock and movements in common stock of certain publicly held companies William Blair believed to be comparable to Deltek based on their industry, market capitalization and revenues.

William Blair noted that the 52-week intra-day trading range for Deltek's stock price was $3.50 to $7.12 per share. William Blair noted that the weighted average share price over the previous 12 months was $4.91

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per share. William Blair also noted that Deltek's stock price had recently increased in light of no fundamental news regarding Deltek and that the $7.15 merger price represented a premium of 39.4%, 49.6% and 54.1% over the average 30, 60 and 90 trading day closing price, respectively, before the announcement of the proposed merger:

	Average Closing Price	Deltek Premium at $7.15 per Share
30 trading days prior to announcement	$5.13	39.4%
60 trading days prior to announcement	$4.78	49.6%
90 trading days prior to announcement	$4.64	54.1%

Merger Premium Analysis. In addition to evaluating multiples paid in transactions, William Blair considered, for 138 public company transactions announced since January 1, 2001, whose equity value ranged from $50 million to $200 million, the premiums paid over each company's stock price one day, one week and one month prior to the announcement of a transaction. William Blair also analyzed the premiums paid over each company's enterprise value one day, one week and one month prior to the announcement of a transaction. Enterprise value is defined as market equity value plus book value of total debt less cash and equivalents. William Blair then considered the 25%, 50% and 75% percentiles of these transactions. This analysis was based on the closing price of Deltek stock as of February 12, 2002.

This premium analysis conducted by William Blair indicated the following:

Premium Analyzed	Deltek Premium at $7.15 per Share	Data Percentile		
		25th	50th	75th
Equity Value Merger Premiums				
One Day Before Announcement	18.4%	12.9%	32.1%	51.9%
One Week Before Announcement	28.6%	16.7%	38.1%	64.1%
One Month Before Announcement	43.0%	20.8%	43.1%	72.8%
Enterprise Value Merger Premiums				
One Day Before Announcement	27.6%	9.8%	28.0%	58.3%
One Week Before Announcement	44.9%	12.1%	35.6%	62.8%
One Month Before Announcement	72.0%	11.6%	37.5%	72.3%

William Blair noted that the merger premium implied by the $7.15 merger price was within the range of the mergers considered in this analysis.

Analysis of Selected Publicly Traded Companies Comparable to Deltek. William Blair reviewed and compared certain financial information relating to Deltek to corresponding financial information, ratios and public market multiples for publicly traded companies that it deemed most comparable to Deltek based on their industry, market capitalization and revenues. These publicly traded companies included: American Software, Epicor Software Corp., Frontstep, Inc., Infinium Software, Inc., Made2Manage Systems, Inc., Mapics, Inc., PegaSystems, Inc., QAD, Inc., Ross Systems, Inc. and Timberline Software Corp.

Although William Blair compared the trading multiples of the selected companies at the date of William Blair's opinion to the trading multiples of Deltek, none of the selected companies is identical to Deltek. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Among the information William Blair considered were revenue, EBITDA and book value. Since a majority of the companies William Blair selected generated negative EBIT and earnings per share, William Blair determined it would be inappropriate to consider the few corresponding trading multiples as relevant

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when determining the fairness of the merger price. The multiples for the comparable companies were based on the most recent publicly available financial information for each company and used the closing share prices as of February 12, 2001. The multiples for Deltek were based on the most recently available financial information as provided by Deltek management and used the purchase price of $7.15 per share of common stock.

William Blair calculated the multiples of equity value ("Equity Value") to book value, as well as multiples of Equity Value plus book value of total debt less cash and equivalents ("Enterprise Value") to revenue and EBITDA. Equity Value is the value of the common equity based on the stock price. William Blair then compared these multiples to the relevant Deltek multiples implied by the terms of the merger. Information regarding the multiples implied by the terms of the merger compared to the multiples from William Blair's analysis of selected comparable publicly traded companies is set forth in the following table.

Category	Deltek Multiple at $7.15 per Share	Comparable Company Mean and Median Results		
		Low	Median	High
Enterprise Value/ Latest 12 Months Revenue	0.86x	0.34x	0.52x	1.66x
Enterprise Value/ Latest 12 Months EBITDA	6.2x	2.1x	6.5x	29.6x
Equity Value/ Book Value	2.3x	0.9x	1.7x	2.8x

William Blair also noted the multiples of Deltek's peer group as identified in Deltek's proxy statement filed with the SEC on April 20, 2001, but did not take them into consideration when rendering its opinion because it did not deem them relevant.

William Blair noted that the implied trading multiples for Deltek at a merger price of $7.15 per share were in each case within the relevant range implied by the comparable publicly traded company analysis.

Comparable Transactions Analysis. William Blair performed an analysis of selected recent merger or acquisition transactions. The selected transactions were chosen based on William Blair's judgment that they were generally comparable, in whole or in part, to the proposed transaction based on the target's industry, public company status, transaction value and revenues. In total, William Blair examined 10 transactions that were announced after January 1, 2000. Although William Blair compared the transaction multiples of these companies to the implied purchase multiples of Deltek, none of the selected companies is identical to Deltek.

William Blair reviewed the consideration paid in such transactions in terms of the enterprise value of such transactions as a multiple of latest 12 months revenue and book value prior to the announcement of such transactions. Since a majority of the companies William Blair selected generated negative EBITDA, EBIT and net income, William Blair determined it would be inappropriate to consider the few corresponding trading multiples as relevant when determining the fairness of the merger price.

Information regarding the multiples implied by the terms of the merger compared to the acquisition multiples from William Blair's analysis is set forth in the following table.

Category	Deltek Multiple at $7.15 per Share	Comparable Acquisitions Low, Median and High Results		
		Low	Median	High
Enterprise Value/ Latest 12 Months Revenue	0.86x	0.26x	0.84x	1.49x
Equity Value/ Book Value	2.3x	0.8x	2.3x	7.3x

William Blair noted that the implied acquisition multiples for Deltek at a merger price of $7.15 per share was in each case within the relevant range implied by the comparable transactions analysis.

Going Private Transactions. William Blair reviewed 11 public transactions involving purchases of remaining interests by management-led investor groups, which were completed since January 1, 2000, for the premiums paid over each company's stock prior to the announcement of a transaction. The selected transactions were chosen based on William Blair's judgment that they were generally comparable, in whole or in part, to the proposed transaction based on the target's transaction value and the percentage of non-controlling interest acquired. William Blair analyzed both the initial offer price and final offer price premiums

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paid over each company's share price one day, one week and one month prior to the announcement of a transaction.

This premium analysis conducted by William Blair indicated the following:

Premium Analyzed	Deltek Premium at $7.15 per Share	Going Private Transactions Low, Median and High Results		
		Low	Median	High
Initial Offer Equity Value Merger Premiums				
One Day Before Announcement	18.4%	0.8%	19.7%	79.8%
One Week Before Announcement	28.6%	1.6%	20.9%	81.8%
One Month Before Announcement	43.0%	3.7%	18.8%	86.9%
Final Offer Equity Value Merger Premiums				
One Day Before Announcement	18.4%	8.7%	33.3%	103.1%
One Week Before Announcement	28.6%	10.0%	33.6%	94.7%
One Month Before Announcement	43.0%	17.2%	32.0%	86.9%

William Blair noted that the merger premium implied by the $7.15 merger price was within the range of the transactions considered in this analysis.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, William Blair estimated the net present value of the free cash flows that Deltek could produce over a five year period from 2002 to 2006. Free cash flows means EBIT minus taxes plus depreciation and amortization less capital expenditures and working capital changes. In estimating these cash flows, William Blair used the five-year financial projections provided by Deltek's management. See "FINANCIAL INFORMATION — Certain Financial Projections" on page 41. Among the methods for calculating terminal value, William Blair considered multiples of enterprise value to EBITDA ranging from 5.0x to 7.0x and perpetuity growth rates ranging from 5% to 7%, which ranges William Blair believed to be appropriate for such an analysis. The annual and terminal free cash flows were discounted at rates ranging from 18.0% to 22.0% based upon an analysis of the weighted average cost of capital for Deltek and the comparable publicly traded companies mentioned above to determine a net present value of the equity value per share of Deltek. The discounted cash flow analysis conducted by William Blair indicated the following:

Terminal Value Method Used	Equity Value per Share of Deltek
Perpetuity Growth Rate	$5.43 to $7.22
EBITDA Exit Multiple	$6.68 to $8.89

William Blair noted that the $7.15 merger price fell within the range of values implied by the discounted cash flow analysis.

Leveraged Acquisition Analysis. William Blair also performed a leveraged acquisition analysis of Deltek to ascertain the price that would be attractive to a potential financial buyer based upon current market conditions. For this analysis, William Blair used the same financial projections provided by management that were used in the discounted cash flow analysis. William Blair assumed a capital structure that a financial buyer might apply to Deltek, an exit EBITDA multiple ranging from 5.0x to 7.0x, and an equity investment that would achieve over a 35% rate of return. Based on these assumptions, the leveraged acquisition analysis conducted by William Blair indicated the following range:

Equity Value Per Share of Deltek. $6.25 to $7.00

William Blair noted that the $7.15 merger price was above the range implied by the leveraged acquisition analysis.

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General. The preparation of a fairness opinion is a complex process that involves determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the merger and add to the total mix of information available. The analyses were prepared solely for the purposes of William Blair providing its opinion as to the fairness, from a financial point of view to Deltek's shareholders other than the Buyer Group, of the consideration to be paid by Mergerco to the other holders of Deltek common stock, and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Deltek or the contemplated merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses. William Blair's opinion and analyses were only one of many factors considered by the special committee in its evaluation of the merger and should not be viewed as determinative of the views of the special committee, the board of directors or Deltek's management with respect to the merger consideration or the proposed merger.

William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. William Blair has, in the past, provided financial advisory and financing services to Deltek and its affiliates and may continue to do so and William Blair has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, William Blair may actively trade Deltek common stock for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Certain mutual funds affiliated with, and certain discretionary accounts advised by, William Blair, beneficially own shares of Deltek common stock. Deltek has also agreed to indemnify William Blair against certain liabilities and expenses in connection with its engagement, including certain liabilities under the U.S. Federal securities laws.

The special committee of the board of directors hired William Blair based on its qualifications and expertise in providing financial advice to companies and as a nationally recognized investment banking firm. Pursuant to a letter agreement dated February 1, 2002, the total fee payable to William Blair for its role as financial advisor is $500,000, $350,000 of which is payable upon delivery of an opinion, as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Deltek other than Mergerco in connection with merger. The remainder of the fee is payable upon the merger being effective. Furthermore, the special committee of the board of directors has agreed to reimburse William Blair for reasonable out-of-pocket expenses.

William Blair was not retained as an advisor or agent to Deltek's shareholders or any other person other than advisor to the special committee of the board of directors of Deltek. The special committee of the board of directors and Management determined the merger consideration in arm's length negotiations. The special committee of the board of directors of Deltek did not impose any restrictions or limitations upon William Blair with respect to the investigations made or the procedures that William Blair followed in rendering its opinion.

The Buyer Group's Purpose and Reasons for the Merger

The purpose of the merger is to enable the Buyer Group, through Mergerco, to acquire the entire equity interest in Deltek other than those shares it already owns and options that may remain outstanding. The transaction has been structured as a cash merger in order to provide Deltek's shareholders (other than the Buyer Group) cash for all of their shares. Please refer to "SPECIAL FACTORS — Background of the Merger" on page 11 and "Purpose and Reasons for the Merger" on page 18 for a discussion of factors and reasons why the Buyer Group is undertaking the merger at this time.

The merger allows the Buyer Group to own 100% of Deltek as a private company while providing Deltek's other shareholders the opportunity to liquidate their investments in Deltek common stock for cash at a price representing a premium over the market price for Deltek common stock prior to Deltek's public announcement of the Buyer Group's proposal to acquire all of Deltek's outstanding common stock. The merger consideration of $7.15 per share represents a premium of 39.4%, 49.6% and 54.1% over the average 30, 60, and 90 trading day closing price, respectively, before the announcement of the proposed merger.

The Buyer Group's desire to proceed with the merger is motivated primarily by the continuing low valuation placed on Deltek common stock by the public equity markets and the limited ability of shareholders to sell shares of Deltek common stock. A more detailed discussion of these reasons, as well as other reasons that the Buyer Group and Deltek have in common, are more fully set forth under "SPECIAL FACTORS — Purpose and Reasons for the Merger" on page 19. The Buyer Group believes, as does Deltek, that Deltek is no longer benefiting from being a public company, and that as a private company, Deltek will be better positioned to focus on long-term growth as opposed to short-term earnings per share results and avoid the negative market perceptions that could result from the performance of its stock price. As a closely held private company, Deltek also will be able to elect S-corporation status for federal income tax purposes. As a S-corporation, Deltek will be able to avoid corporate level taxes and, following the retirement of debt, have more cash available to distribute to the Buyer Group shareholders.

Position of the Buyer Group as to Fairness of the Merger

The rules of the SEC require the Buyer Group to express their belief as to the fairness of the merger to Deltek's unaffiliated shareholders. As described in more detail under "SPECIAL FACTORS — Background of the Merger" on page 11, the terms of the agreement and related plan of merger were negotiated at arm's length between the special committee and Mergerco. Although the deLaskis retained Houlihan Lokey to assist in formulating their proposal, evaluating the financeability of the proposal and negotiating with the special committee and its representatives, the Buyer Group did not independently consider the fairness of the merger consideration to Deltek's shareholders, nor did the Buyer Group seek or receive, from Houlihan Lokey or other sources, a fairness opinion or other advice as to the fairness of the merger consideration.

Based exclusively on the evaluation of the merger by the special committee, including a review of the description in this proxy statement of the information and factors considered by the special committee in concluding that the terms of the merger agreement and related plan of merger are advisable and are fair to and in the best interests of Deltek and its shareholders other than the Buyer Group, the Buyer Group believes that the terms of the merger agreement and related plan of merger are advisable and are fair to and in the best interests of Deltek and its shareholders other than the Buyer Group. See "SPECIAL FACTORS — Recommendation of the Special Committee" on page 20.

The Buyer Group recognizes that there may be some disadvantage to Deltek's shareholders who are not members of the Buyer Group as well as some advantages to members of the Buyer Group as a result of the merger. See "SPECIAL FACTORS — Advantages and Disadvantages of the Merger" on page 32; "— Interests of Certain Persons in the Merger" on page 31 and "— Certain Effects of the Merger" on page 34. These disadvantages include the fact that such shareholders will cease to have an interest in Deltek's future growth, if any, going forward. The Buyer Group also recognizes, however, that such shareholders will benefit from the merger, if it is approved, since the merger consideration to be paid to Deltek's shareholders represents a premium over the market price of Deltek's shares prior to its public announcement of the merger, provides them with liquidity for their investment and allows such shareholders to avoid paying brokerage fees upon the sale of their Deltek shares.

Risks That the Merger Will Not be Completed

Completion of the merger is subject to various risks, including, but not limited to, the following:

- that the merger agreement and related plan of merger will not be approved by the holders of more than two-thirds of the outstanding shares of Deltek common stock;

- that Mergerco will not secure the financing necessary to complete the merger, as further described in "SPECIAL FACTORS — Financing the Merger" on page 34;

- that Deltek or Mergerco will not have performed in all material respects their respective obligations contained in the merger agreement before the effective time of the merger;

- that the representations and warranties made by Deltek or Mergerco in the merger agreement will not be true and correct at the closing date of the merger; and

- that there may be litigation that could prevent the merger, cause the merger to be rescinded following completion of the merger or that could have a material adverse effect on Deltek.

As a result of various risks to the completion of the merger, there can be no assurance that the merger will be completed even if the requisite shareholder approval is obtained. It is expected that, if Deltek shareholders do not approve the merger agreement and the related plan of merger or if the merger is not completed for any other reason, the current management of Deltek, under the direction of the board of directors, will continue to manage Deltek as an ongoing business. If the merger is not completed, depending on the circumstances, Deltek or the Buyer Group, as the case may be, may be required to reimburse certain fees and expenses of the other party. See "SPECIAL FACTORS — Fees and Expenses of the Merger" on page 36 and "THE MERGER AGREEMENT — Expenses" on page 52.

Conduct of the Business of Deltek if the Merger is Completed

It is expected that following the merger, the business and operations of Deltek will be continued substantially as they are currently being conducted. At this time, Deltek has no plans for:

- any extraordinary transaction, such as a merger, reorganization or any purchase, sale or transfer of a material amount of assets;

- any material change in the present dividend policy, at least until Deltek elects S-corporation status if, at some time after the merger, the members of the Buyer Group together with any other holders of shares at that time decide to elect such status;

- any indebtedness or change in the capitalization or structure of the company, other than as described in this proxy statement.

As described elsewhere in this proxy statement, the directors of Mergerco will be the new directors of Deltek after the merger and the officers of Deltek prior to the merger will remain as officers of Deltek after the merger. Since Deltek will become a private company after the merger, it will no longer be listed on Nasdaq or required to file periodic reports under the federal securities laws. See "SPECIAL FACTORS — Certain Effects of the Merger" on page 34.

Conduct of the Business of Deltek if the Merger is Not Completed

If the merger is not consummated, the board of directors expects that Deltek's current management will continue to operate Deltek's business substantially as currently operated. No other alternative methods of operation are being considered.

Interests of Certain Persons in the Merger

In considering the recommendation of the special committee and the board of directors, you should be aware that certain of Deltek's officers and directors have interests in the merger, or have certain relationships as described below, that present actual or potential conflicts of interest in connection with the merger. The

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special committee and the board of directors were aware of these actual or potential conflicts of interest and considered them along with other matters described under "SPECIAL FACTORS — Purpose and Reasons for the Merger" on page 19; "— Recommendation of the Special Committee" on page 19 and "Recommendation of the Board of Directors" on page 23.

The principal members of the Buyer Group are Kenneth E. deLaski and Donald deLaski. No other member of the Buyer Group owned 5% or more of Deltek's common stock outstanding as of the record date. Kenneth E. deLaski is a founding shareholder, Chairman of the board, President and Chief Executive Officer of Deltek, and Donald deLaski is a founding shareholder of Deltek and a member of its board of directors. After the merger Kenneth E. deLaski will continue to serve as Chairman, President and Chief Executive Officer, and Donald deLaski will continue to be a board member.

Robert E. Gregg, a member of the Deltek board of directors, also is a partner in Squire Sanders & Dempsey L.L.P., legal counsel to Deltek on matters unrelated to the merger and to the Buyer Group on matters relating to the merger. Mr. Gregg will continue to be a member of Deltek's board of directors after the merger. Mr. Gregg holds options to purchase shares of Deltek common stock, but the exercise prices of those options exceed $7.15 per share. Mr. Gregg has no present intention of exercising those options prior to or after the merger closes.

Darrell J. Oyer, James F. Petersen and Charles W. Stein each are members of the Deltek board of directors and the special committee of the board that negotiated the merger agreement and related plan of merger and recommended its approval to the board. None of these individuals is an officer of Deltek or otherwise employed by Deltek, and none will be members of the Deltek board after the merger, although Deltek may invite one or more of them to serve on an advisory or other similar capacity because of their familiarity with Deltek and its business operations. Neither Deltek nor the Buyer Group has any agreement or understanding with any of these individuals regarding their providing future services to Deltek or the Buyer Group. In consideration of their service as members of the special committee, Mr. Petersen as Chairman received a retainer of $15,000 and Messrs. Oyer and Stein each received $12,500, plus each member received $1,000 for each meeting of the special committee and reimbursement of expenses. James F. Petersen holds no shares of common stock and stock options to acquire 4,000 shares of our common stock at a weighted average exercise price of $7.67 per share, Charles W. Stein holds 3,350 shares of common stock and stock options to acquire 12,000 shares of our common stock at a weighted average exercise price of $8.47 per share and Darrell J. Oyer holds 3,319 shares of common stock and stock options to acquire 12,000 shares of our common stock at a weighted average exercise price of $9.35 per share.

The merger agreement provides that Deltek will continue to maintain for six years after the merger closes all rights of indemnification existing on the date of the merger agreement in favor of the present and former officers and directors and to maintain for three years after the merger the current policies of directors' and officers' liability insurance. See "THE MERGER AGREEMENT — Director and Officer Liability" on page 52. The current members of the Deltek board of directors, including the members of the independent merger committee, each will be entitled to such indemnification and liability insurance coverage after the merger closes.

Kenneth and Donald deLaski have established separate charitable foundations that own Deltek common stock. The charitable foundations are not members of the Buyer Group, and upon consummation of the merger, the foundation will receive the merger consideration for their respective shares of Deltek common stock in the merger in accordance with the terms of the merger agreement.

Advantages and Disadvantages of the Merger

The merger will present certain potential advantages and disadvantages to Deltek, the Buyer Group and the shareholders who are not members of the Buyer Group.

Deltek and the Buyer Group

 If the merger is consummated, the possible several different advantages to Deltek and the Buyer Group include the following:

• *Eliminate Public Disclosure and Reporting Obligations.* As a publicly held corporation, Deltek's operations and financial position are open to public scrutiny. Information concerning Deltek, its officers, directors and certain shareholders (information not ordinarily disclosed by privately held companies) will no longer be available to competitors once the merger has been approved and consummated. See "SPECIAL FACTORS — Certain Effects of the Merger" on page 34.

• *Eliminate Undue Management Demands.* Once the merger has been approved and consummated, management will be able to focus on Deltek's business rather than being burdened by preparing written information about financial results and other matters that must be reported to the public and the SEC.

• *Management Focus.* Relieved of the pressures to produce quarterly earnings per share results for the public market place, management can better focus on long-term growth strategies that may otherwise negatively impact or delay earnings.

• *Eliminate Certain Costs.* The costs of administration, legal, accounting and other fees associated with operating as a public company subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, will be eliminated once the merger has been approved and consummated. See "SPECIAL FACTORS — Certain Effects of the Merger" on page 34.

• *Permit S-Corporation Status.* After the merger has been approved and consummated, Deltek will be able to elect S-corporation status. As a S-corporation, Deltek will avoid federal income taxation at the corporate level.

• *Participation in Future Appreciation.* Members of the Buyer Group will have increased participation in any future appreciation of Deltek's business after the merger. See "SPECIAL FACTORS — Interests of Certain Persons in the Merger" on page 31 and " — Certain Effects of the Merger" on page 34.

 If the merger is consummated, the potential disadvantages to Deltek and the Buyer Group include the following:

• *Limited Access to Capital Markets.* Deltek may have limited or reduced access to capital to finance future growth plans, meet working capital needs, acquire other businesses or retire existing debt once the merger has been approved by Deltek's shareholders and consummated.

• *Loss of Liquidity.* Once the merger has been approved and consummated, there will be no public market for any of the shares of capital stock of Deltek. Thus, the members of the Buyer Group may be unable to dispose of their shares at a readily ascertainable price because of the absence of a public market for Deltek's shares.

• *Risk of Future Downturn.* Members of the Buyer Group will assume the risk of future downturns in Deltek's business after the merger.

Shareholders Who Are Not Members of the Buyer Group

 If the merger is consummated, the potential advantages of the merger to the shareholders who are not members of the Buyer Group include:

• *Purchase Price Above Market Price.* The shareholders who are not members of the Buyer Group will receive $7.15 cash per share in the merger, which represents a premium of 39.4%, 49.6% and 54.1% over the average 30, 60 and 90 trading day closing price, respectively, before the announcement of the proposed merger.

• *Liquidity.* With some exceptions, the market for Deltek common stock has been thin with little trading volume. As a result, it has become difficult for shareholders to dispose of any significant number of shares of common stock without significant impact on the market price. The limited trading volume, lack of analyst coverage, small public float of the common stock, minority public ownership interest and small market capitalization of Deltek have all continued to adversely affect the trading market for Deltek common stock for an extended period of time. The merger will enable the shareholders who are

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not members of the Buyer Group to dispose of their common stock at a fair price, notwithstanding the thin market for the common stock, rather than continue to own these shares subject to the risks presented by the limited trading market.

- *Avoid Brokerage Commission.* The shareholders who are not members of the Buyer Group will receive $7.15 cash per share, without interest, for each share of Deltek common stock they own with no commission or fees subtracted.

- *No Investment Risk.* The merger will remove future investment risks associated with holding Deltek common stock. Such risks include: general economic conditions, Deltek's ability to raise capital, the uncertainty of operating results, the competitive environment and Deltek's ability to attract and retain key management. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Future Results and Market Price of Stock" in Deltek's Annual Report on Form 10-K for the Year Ending December 31, 2001.

- *Market Test*. Updata Capital on Deltek's behalf had contacted 36 potential acquirors during the first half of 2001, none of whom expressed a serious interest in acquiring Deltek, while the merger provides the shareholders who are not members of the Buyer Group $7.15 cash per share, without interest, for each share of Deltek common stock they own.

If the merger is consummated, the potential disadvantages to the shareholders who are not members of the Buyer Group include the following:

- *No Benefit from Deltek's Future Growth.* The shareholders who are not members of the Buyer Group will not have the opportunity to benefit from the future growth, cash flows and earnings, if any, of Deltek's business.

- *Taxable Event.* The receipt of cash following the merger by shareholders who are not members of the Buyer Group will constitute a taxable transaction for federal income tax purposes.

- *No Benefits from Future Transactions.* The shareholders who are not members of the Buyer Group will not have the opportunity to benefit from any potential future sale, merger or other significant transaction.

Certain Effects of the Merger

If the merger is consummated, Deltek will be the surviving corporation in the merger. The Buyer Group will own 100% of Deltek common stock. The merger will also have the following effects in addition to the potential advantages and disadvantages discussed immediately above.

Delisting of the Shares of Deltek's Common Stock from the Nasdaq National Market System. The shares of Deltek common stock are currently listed on the Nasdaq National Market System. If the merger is completed, the number of shares of Deltek common stock that might otherwise trade publicly will be reduced to zero, and the number of holders of shares of Deltek common stock will be reduced to less than 25. According to the Nasdaq's published guidelines, the Nasdaq will consider delisting shares if, among other things, the number of publicly held shares (excluding shares held by officers, directors, their immediate families and other holders of 10% or more of the shares) is less than 500,000; there are fewer than 300 shareholders; or the aggregate market value of publicly-held shares (excluding shares held by officers, directors, their immediate families and other holders of 10% or more of the shares), subject to certain adjustments based upon market conditions, is less than $1,000,000.

As of the close of business on the April 19, 2002 record date, there were approximately 72 holders of record of Deltek common stock, not including beneficial holders of Deltek common stock in street name, and there were 15,362,262 shares outstanding. Deltek intends to seek to have the shares delisted as soon as possible after completion of the merger.

Deregistration of the Shares of Deltek's Common Stock. The shares of Deltek common stock are currently registered under the Securities Exchange Act of 1934, as amended. Registration may be terminated by Deltek upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares. Termination of the registration of the shares under the Exchange Act would substantially reduce the information required to be furnished by Deltek to its shareholders and would make certain provisions of the Exchange Act no longer applicable to Deltek. These include the short-swing profit recovery provisions of Section 16(b), the requirement to furnish proxy statements in connection with shareholders' meetings under Section 14(a) and the related requirement to furnish an annual report to shareholders. Application for termination of registration of Deltek common stock will be made as soon as possible after completion of the merger.

Margin Regulations. Shares of Deltek common stock are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System which means that, among other things, brokers may extend credit on the collateral of the shares for purposes of buying, carrying or trading in securities. Following the merger, the shares of Deltek common stock would no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for credit extended by brokers.

Interest in Net Book Value and Net Earnings. The following individuals are affiliates of Deltek and, other than Robert E. Gregg, are members of the Buyer Group. The following table sets forth their interests in the net book value and net income of Deltek as of December 31, 2001, based upon the percentage of their beneficial ownership of Deltek common stock as of December 31, 2001:

	Ownership Percent	Net Book Value(1)	Net Income(2)
Kenneth E. and Tena R. deLaski	31.5%	$15,239,070	$780,255
Donald deLaski	18.3%	$ 8,853,174	$453,291
Robert E. Gregg(3)	*	$ 48,378	$ 2,477
Eric J. Brehm(4)	*	$ 96,756	$ 4,954

_____

(1) Based on Deltek's stockholders' equity as of December 31, 2001.

(2) Based on Deltek's net income for the year ended December 31, 2001.

(3) Based upon the beneficial ownership of 12,000 shares issuable upon exercise of vested options.

(4) Beneficial ownership includes 24,595 shares issuable upon vested options.

*   Indicates less than one percent.

The following table sets forth their interests in the net book value and net income of Deltek after the merger, based upon the percentage of their expected beneficial ownership of capital stock of Deltek as the surviving corporation:

	Ownership Percent	Net Book Value(1)	Net Income(2)
Kenneth E. and Tena R. deLaski	57.0%	$27,589,973	$1,412,633
Donald deLaski	33.3%	$16,085,685	$ 823,603
Robert E. Gregg(3)	*	$ 67,729	$ 3,468
Eric J. Brehm(4)	*	$ 159,647	$ 8,174

_____

(1) Based on Deltek's stockholders' equity as of December 31, 2001.

(2) Based on Deltek's net income for the year ended December 31, 2001.

(3) Based upon the beneficial ownership of 12,000 shares issuable upon exercise of vested options.

(4) Beneficial ownership includes 24,595 shares issuable upon vested options.

*   Indicates less than one percent.

Financing the Merger

Mergerco anticipates that the total amount of funds required in connection with the merger and related transactions is approximately $51.9 million, including approximately $50.1 million to pay the merger consideration to Deltek's shareholders who are not members of the Buyer Group. In addition, Mergerco estimates that there will be approximately $1.8 million in filing, legal, accounting, borrowing and other fees and expenses that will be payable in connection with the completion of the proposed merger, as described in more detail below in "Fees and Expenses of the Merger."

Mergerco anticipates that it will fund the transaction with:

- Deltek's cash, cash equivalents and working capital on the effective date of the merger, net of amounts necessary for ongoing needs of Deltek, estimated at $29 million, as of the effective time of the merger;

- Commercial financing from Sun Trust Bank, Deltek's current lender, in the form of a term loan for $17 million and a letter of credit facility for $1 million; and

- Personal subordinated term loans to Mergerco from Kenneth E. deLaski in the aggregate amount of $6 million, and a subordinated supplemental working capital facility of up to an aggregate of $5 million to be made available by the deLaskis to the surviving corporation in order to assure the availability of sufficient working capital following the closing of the merger. The deLaskis have informed Deltek that they currently have sufficient personal funds available to provide such loans.

Mergerco has received and accepted a commitment letter from SunTrust Bank on the terms of a $17 million term loan to be used to fund the transaction and a $1 million letter of credit facility to be used to support an existing letter of credit issued for the security deposit in respect of the lease for Deltek's executive offices. This commitment is subject to customary conditions, including the negotiation, execution and delivery of definitive credit agreements and related documentation, including the subordinated loan agreements from the deLaskis. As of the date of this proxy statement, the definitive loan agreements have not been executed.

Execution of the loan agreements is anticipated at or about the effective time of the merger. When executed, the SunTrust credit facilities will be secured by a lien on substantially all of Deltek's assets. Deltek will be required to maintain a borrowing base equal to the lesser of (a) $6,250,000 or (b) the then outstanding balance under the term loan. The borrowing base must equal 80% of eligible billed receivables reduced by the amount of the letter of credit. To the extent the borrowing base is less than the minimum requirements, Mergerco must pay down the term loan or pledge cash collateral to the bank in the amount of the deficiency. The term loan will amortize over 48 months and the letter of credit facility will be available through March 31, 2003, and will be evaluated annually for renewal. The term loan and letter of credit facility will bear interest at Mergerco's option at either SunTrust's prime floating rate or 30-day LIBOR, plus applicable interest margins based upon the ratio of senior funded debt to adjusted EBITDA. At the closing of the financing, the applicable interest margins will be 235 basis points for the letter of credit and 330 basis points for the term loan. The agreements governing the facilities will include customary terms, conditions and covenants, including financial and other covenants and provisions for mandatory prepayments when cash and marketable securities exceed specified levels and upon asset sales and certain financings. Certain transactions, such as acquisitions, will not be permitted without lender consent.

The loans made by the deLaskis to Deltek as the surviving corporation of the merger will be unsecured and fully subordinated to the commercial loans described above, and are expected to bear interest at 8% per annum. The loans made by the deLaskis are not expected to include material financial or other covenants, but subject to the subordination provisions referred to above, will cross-default with defaults under Deltek's senior debt.

Mergerco does not have any financing plans or arrangements other than those described above. The proposed merger is not subject to a financing contingency, which means that the merger agreement may not be terminated if funds to finance the transaction are not available and all other conditions to closing under the merger agreement have been satisfied. However, there can be no assurance that Mergerco will be able to secure bank financing on terms and conditions satisfactory to Mergerco or that the deLaskis will in fact loan

36

Mergerco the funds described above. Without bank financing or the personal subordinated loans from the deLaskis, Mergerco would not have sufficient funds to consummate the merger. If Mergerco is unable to secure adequate financing to consummate the merger and the merger agreement is terminated as a result of inadequate financing, then the Buyer Group and Mergerco will have to pay all costs and expenses incurred by Deltek in connection with the merger agreement. See "THE MERGER AGREEMENT — Expenses" on page 52. In such event, Deltek and its shareholders will have no remedy against the Buyer Group or Mergerco, other than the recovery of Deltek's costs and expenses.

Fees and Expenses of the Merger

The merger agreement provides that Deltek, Mergerco and the Buyer Group will bear their respective expenses incurred in connection with the merger agreement and related plan of merger, whether the merger is consummated, except in certain circumstances specified in the merger agreement. See "THE MERGER AGREEMENT — Expenses" on page 52. The following table provides estimates of anticipated fees and expenses:

	Mergerco/Buyer Group	Deltek
Filing fees	$ -0-	$ 4,607
Financial advisors' fees and expenses	$110,000	$ 510,000
Legal fees and expenses	$165,000	$ 350,000
Accounting fees and expenses	$ -0-	$ 50,000
Printing and mailing costs	$ -0-	$ 40,000
Special Committee fees	$ -0-	$ 80,000
Other Transaction Costs	$ -0-	$ 360,000
Bank Fees	$ -0-	$ 175,000
Total	$275,000	$1,569,607

Anticipated Accounting Treatment of the Merger

Deltek anticipates that the merger will be accounted for by Deltek using the purchase method of accounting in accordance with generally accepted accounting principles.

U.S. Federal Income Tax Consequences of the Merger

Deltek and Mergerco

The merger will not have any material U.S. federal income tax consequences for either Mergerco or Deltek. However, as described elsewhere in this proxy statement, Deltek may, following the merger on or after January 1, 2003, elect S-corporation status for federal income tax purposes. Under such status, Deltek would generally not be subject to federal income taxes, but its taxable income and loss would instead be passed through to its shareholders on a pro-rata basis and be subject to various rules limiting the deduction of losses. However, for a 10-year period following an election of S-corporation status, Deltek would be subject to taxation on any recognition of built-in gains.

Shareholders Who Are Not Members of the Buyer Group

The following is a summary of material U.S. federal income tax considerations relevant to beneficial owners whose shares of Deltek common stock are converted to cash in the merger and who are not members of the Buyer Group or related (within the meaning of Section 318 of the Internal Revenue Code of 1986, as amended (the "Code")) to members of the Buyer Group. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The summary does not address beneficial owners of shares of common stock in whose hands the shares are not capital assets within the meaning of Section 1221 of the Code nor does it address beneficial owners of common stock who received the shares as part of a hedging, "straddle," conversion or other integrated transaction, upon

37

conversion of securities or exercise of warrants or other rights to acquire shares, or pursuant to the exercise of employee stock options or otherwise as compensation, and may not apply to certain types of beneficial owners of common stock (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This summary is not intended as tax advice to any person and does not address the U.S. federal income tax consequences to a beneficial owner of common stock who, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws or estate and gift tax laws.

The U.S. federal income tax consequences described below are included for general information purposes only. Because individual circumstances may differ, each beneficial owner of shares of Deltek common stock and each holder of options to purchase common stock should consult his or her own tax advisor to determine the applicability of the rules discussed below to him and the particular tax effects to him of the merger, including the exercise of options to purchase Deltek common stock and the application and effect of state, local and other tax laws.

The receipt of cash for shares of Deltek common stock in the merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a beneficial owner of shares of common stock will recognize gain or loss in an amount equal to the difference between the beneficial owner's adjusted tax basis in the shares of common stock converted to cash in the merger and the amount of cash received. A beneficial owner's adjusted basis in the shares of common stock generally will equal the beneficial owner's purchase price for those shares of common stock. Gain or loss must be determined separately for each block of common stock (i.e., common stock acquired at the same cost in a single transaction) converted to cash in the merger. Such gain or loss will be capital gain or loss provided that the beneficial owner held Deltek common stock as a capital asset.

Net capital gain recognized by non-corporate taxpayers from the sale of property held more than one year will generally be taxed at a rate not to exceed 20% for U.S. federal income tax purposes. Net capital gain from property held for one year or less will be subject to tax at ordinary income tax rates. In addition, capital gains recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. In general, capital losses are deductible only against capital gains and are not available to offset ordinary income. However, individual taxpayers are allowed to offset a limited amount of capital losses against ordinary income.

Payments in connection with the merger may be subject to "backup withholding" at a rate of 30%, unless a beneficial owner of common stock, either (1) comes within certain exempt categories (generally including corporations, financial institutions and certain foreign individuals), or (2) provides a certified taxpayer identification number on Form W-9 and otherwise complies with the backup withholding rules. Backup withholding is not an additional tax but merely an advance payment; any amounts so withheld may be credited against the U.S. federal income tax liability of the beneficial owner subject to the withholding and may be refunded to the extent it results in an overpayment of tax. Each beneficial owner of common stock should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining this exemption.

Shareholders who are Members of the Buyer Group

A member of the Buyer Group who receives shares of Deltek common stock as a result of the merger should treat those shares as if they were the same shares of Deltek common stock that such persons had transferred to Mergerco shortly prior to the merger, and had the same basis and holding period as the shares of Deltek common stock such member of the Buyer Group transferred to Mergerco. No gain or loss will be recognized with respect to the receipt of such shares. Members of Buyer Group who had differing basis and holding periods for their different shares of Deltek common stock transferred to Mergerco should consult with their tax advisors regarding maintaining appropriate records to retain the separate tax basis and holding periods of their various shares of Deltek common stock.

Shareholders who are members of the Buyer Group and do not contribute all their shares of Deltek common stock to Mergerco and shareholders who are related to the members of the Buyer Group (within the meaning of Section 318 of the Code), should consult with their tax advisors to determine whether the cash they are receiving for their shares of Deltek common stock in the merger will be taxable as ordinary income.

Regulatory Matters

Deltek does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than approvals, filings or notices required under federal securities laws and the filing of articles of merger, together with the related plan of merger meeting the requirements of the Virginia Stock Corporation Act, with the Virginia State Corporation Commission. Should any such approval or other action be required, it is Deltek's and the Buyer's Group present intentions to seek such approval or action. Neither Deltek nor the Buyer Group currently intend, however, to delay the merger pending the outcome of any such action or the receipt of any such approval (subject to either party's right to terminate the merger agreement if any of the conditions in the merger agreement shall not have occurred.) See "THE MERGER AGREEMENT — Conditions" on page 53. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial effort or that adverse consequences might not result to Deltek's business in the event that such approval was not obtained or such other action was not taken. See "THE MERGER AGREEMENT — Conditions" on page 53.

In addition, the merger will not require a filing or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Litigation

To the best of our knowledge, no lawsuits have been filed relating to the merger.

Provisions for Unaffiliated Security Holders

Neither Deltek nor Mergerco has made any provision to grant unaffiliated shareholders of Deltek access to the corporate files of Deltek or Mergerco or to assist such shareholders to obtain counsel or appraisal services.

FINANCIAL INFORMATION

Selected Historical Financial Data

The following table provides selected historical financial data for Deltek as of and for each of the years ended December 31, 1997, 1998, 1999, 2000 and 2001. This data provided below has been derived from, and should be read in conjunction with, the audited financial statements and other financial information contained in Deltek's Annual Report on Form 10-K for the year ended December 31, 2001, including the notes thereto, which information is incorporated by reference in this proxy statement. See "WHERE YOU CAN FIND MORE INFORMATION" on page 56 and "DOCUMENTS INCORPORATED BY REFERENCE" on page 56.

	Year Ended December 31				
	1997	1998	1999	2000	2001
	(In thousands except per share data)				
Statement of Operations Data:					
Revenues					
License fees	$21,043	$28,162	$29,836	$27,603	$23,157
Services	33,216	50,867	65,321	67,642	67,046
Third-party equipment and software	3,387	4,040	3,087	3,013	2,603
Total revenues	57,646	83,069	98,244	98,258	92,806
Operating expenses					
Cost of software	2,053	2,491	2,583	3,134	4,010
Cost of services	14,375	24,763	30,849	37,295	33,503
Cost of third-party equipment and software	2,631	3,146	2,640	2,711	2,380
Software development	11,214	15,014	16,663	17,671	19,638
Sales and marketing	6,643	10,353	11,592	14,174	15,547
General and administrative	3,558	4,163	5,939	8,287	8,418
Amortization of goodwill and purchased intangibles	26	687	1,051	2,505	4,053
Acquisition and offering costs	320(1)	1,475	—	—	—
Purchased in-process research and development	—	2,500	—	—	—
Total operating expenses	40,820	64,592	71,317	85,777	87,549
Income from operations	16,826	18,477	26,927	12,481	5,257
Interest income	781	1,066	1,166	878	443
Income before income taxes	17,607	19,543	28,093	13,359	5,700
Provision for income taxes	5,898	7,788	10,881	5,660	3,223
Net income	$11,709	$11,755	$17,212	$ 7,699	$ 2,477
Basic net income per share		$ 0.66	$ 1.00	$ 0.47	$ 0.16
Diluted net income per share		$ 0.64	$ 0.97	$ 0.47	$ 0.16
Weighted average shares, diluted		18,235	17,732	16,505	15,279
Pro Forma Statement of Operations Data (Unaudited)(1):					
Provision for income taxes	$ 6,780				
Net income	10,827				
Basic net income per share	$ 0.62				
Diluted net income per share	$ 0.61				
Weighted average shares, diluted	17,882				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$25,832	$33,376	$29,245	$14,156	$30,383
Working capital	20,132	29,662	32,174	15,966	25,132
Total assets	40,571	60,711	62,435	64,161	72,534
Total shareholders' equity	25,814	41,406	47,242	45,231	48,378

———————————

(1) Prior to February 25, 1997, Deltek (excluding Harper and Shuman) elected to be treated as a S-corporation and was not subject to federal and certain state income taxes. The pro forma statement of operations data reflects federal and state income taxes based on applicable tax rates as if Deltek had not elected S-corporation status for the periods indicated.

Certain Financial Projections

During the course of discussions between the Buyer Group and Deltek that led to the execution of the merger agreement (see "SPECIAL FACTORS — Background of the Merger" on page 11), Deltek provided William Blair, on behalf of the special committee, with certain information relating to Deltek which may not be publicly available. That information is summarized below (the following information has been excerpted from the materials presented to William Blair and the special committee and does not reflect consummation of the merger).

The following projections were not prepared in accordance with generally accepted accounting principles, and Deltek's independent accountants have not examined or compiled any of the foregoing projections or expressed any conclusion or provided any other form of assurance with respect to the foregoing projections and accordingly assume no responsibility for these projections. The foregoing projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above. The inclusion of the foregoing projections herein should not be regarded as a representation by Deltek that the projected results will be achieved. These projections should be read in conjunction with the historical financial information of Deltek.

	Year Ended December 31				
	2002	2003	2004	2005	2006
	(In thousands except per share data)				
Total Revenue	$100,624	$109,986	$120,003	$131,015	$143,127
Total Cost of Revenue	40,438	43,332	46,621	49,791	53,371
Gross Margin	60,186	66,654	73,382	81,224	89,756
Total Operating Expenses	49,783	53,224	57,201	62,075	67,077
Earnings Before Interest, Taxes and Amortization	10,403	13,430	16,181	19,149	22,679
Amortization of Goodwill	550	455	455	455	—
Earnings Before Interest and Taxes	9,853	12,975	15,726	18,693	22,679
Other Income	776	925	1,000	1,200	1,300
Tax provision	4,059	5,359	6,479	7,703	9,324
Net Income	$ 6,570	$ 8,541	$ 10,247	$ 12,191	$ 14,655
Average Diluted Shares	15,425	15,575	15,750	15,925	16,100
Earnings Per Share, Diluted	$ 0.43	$ 0.55	$ 0.65	$ 0.77	$ 0.91
Total Depreciation and Amortization	$ 4,700	$ 4,705	$ 4,705	$ 3,450	$ 3,450
Total Capital Expenditures	$ 5,450	$ 3,950	$ 3,950	$ 3,950	$ 3,950
Earnings Before Interest, Taxes, Depreciation and Amortization	$ 14,553	$ 17,680	$ 20,431	$ 22,144	$ 26,129

Deltek does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this proxy statement only because the information was made available to the Buyer Group and the special committee by Deltek. Deltek's internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decision-making purposes and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments.

The foregoing projections are based on estimates and assumptions (not all of which were provided to the special committee) made by the management of Deltek with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are subject to significant contingencies and are difficult to predict, and many of which are beyond the control of Deltek. These projections were prepared by Deltek's management based on numerous assumptions including, among others, projections of revenues, operating income, benefits and other expenses, depreciation and amortization, capital expenditures and working capital requirements. No assurances can be given with respect to any such assumptions. These projections do not give effect to the merger or any alterations the Buyer Group may make to Deltek's operations or strategy after the consummation of the merger. The foregoing projections are presented for the limited purpose of giving the shareholders access to the material financial projections prepared by Deltek's management that were made available in connection with the merger agreement. Risks and uncertainties faced by Deltek are discussed in greater detail in Deltek's periodic filings with the SEC. Also, many of the assumptions upon which the projections were based, are dependent upon economic forecasting (both general and specific to Deltek's business) which is inherently uncertain and subjective. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate and actual results may be materially greater or less than those contained in the projections.

The inclusion of the foregoing projections should not be regarded as an indication that Deltek, the Buyer Group or the special committee or any other person who received such information considers it a reliable prediction of future events, and neither the Buyer Group nor the special committee have relied (nor should any other person rely) on them as such. Nevertheless, William Blair was advised by senior management that these projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company.

NEITHER DELTEK NOR ANY OF ITS REPRESENTATIVES HAS MADE, OR MAKES, ANY REPRESENTATION TO ANY PERSON REGARDING THE INFORMATION CONTAINED IN THE PROJECTIONS, AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR.

Pro Forma Financial Information

We have not provided pro forma financial information giving effect to the proposed merger in this proxy statement. We do not believe that this information is material to you in evaluating the proposed merger since:

• the merger consideration you will receive is all cash;

• if the proposed merger is approved by the shareholders and is completed, Deltek common stock will cease to be publicly traded, and will become a privately held company owned 100% by the Buyer Group; and

• you will not retain a continuing equity interest in Deltek's business after the merger.

Other Financial Data

Deltek's ratio of earnings to fixed charges was 13.6:1 for the year ended December 31, 2001 and 6.3:1 for the year ended December 31, 2000. At December 31, 2001, Deltek's net book value per share was $3.17.

Market Prices and Dividend Information

Deltek common stock is traded on the Nasdaq National Market System under the trading symbol "DLTK." On April 19, 2002, Deltek had approximately 72 shareholders of record of Deltek common stock. The following table describes the high and low sale prices for Deltek common stock for the quarters indicated.

	Price Range of Common Stock	
	High	Low
Year Ended December 31, 2000		
1st Quarter	$21.00	$12.38
2nd Quarter	$15.38	$ 5.88
3rd Quarter	$ 8.34	$ 5.75
4th Quarter	$ 7.72	$ 3.63
Year Ended December 31, 2001		
1st Quarter	$ 8.06	$ 3.50
2nd Quarter	$ 7.12	$ 3.54
3rd Quarter	$ 6.32	$ 4.00
4th Quarter	$ 4.95	$ 4.00
Quarter Ended March 31, 2002	$ 7.01	$ 4.35

Since Deltek's initial public offering, Deltek has not declared or paid any cash dividends on the common stock although Deltek has acquired shares of its common stock pursuant to stock repurchase plans announced from time to time. In December 2001, in connection with its consideration of a possible issuer tender offer for Deltek shares, the board of directors considered the possibility of declaring dividends in the future, but no decision was resolved on that subject.

Following the effectiveness of the merger, Deltek will consider the payment of dividends as and to the extent permitted under the instruments governing its debt and its needs for working capital. Deltek presently anticipates electing S-corporation status for federal income tax purposes as soon as it is comfortable that it will be able to pay dividends sufficient to offset taxes on income that will be passed through to Deltek shareholders as a result of the S-corporation election.

Deltek Common Stock Purchase Information

Purchases by Deltek

Since January 1, 2000, Deltek has purchased its common stock through stock repurchase programs. These purchases took place during the third and fourth quarters of fiscal year 2000. Deltek purchased 1,014,600 shares of its common stock in the third quarter of 2000 in the price range of $6.125 — $7.470 per share and at an average purchase price of $6.89 per share. During the fourth quarter of 2000, Deltek purchased 585,400 shares of its common stock in the price range of $5.86 — $ 6.75 per share and at an average price purchase price of $6.33 per share.

Purchases by Mergerco

Mergerco has not purchased any shares of Deltek common stock during the last two years.

Transactions by Certain Members of the Buyer Group

Since January 1, 2000, none of Kenneth E. deLaski, Donald deLaski, Eric J. Brehm or Robert E. Gregg has purchased Deltek common stock, except that on February 1, 2002, Donald deLaski sold 200,000 shares of Deltek common stock to Kenneth E. deLaski at $5.00 per share in a privately negotiated sale. On April 17, 2002, David deLaski sold 50,000 shares in the open market at a price per share of $6.998.

THE PARTIES

Deltek Systems, Inc.

Deltek is a leading provider of enterprise software products that enable professional services organizations and project-oriented businesses to more effectively manage, operate and grow their operations. Our software products address the needs specific to such organizations through a wide range of functionality, such as financial and project accounting, employee time and expense, human resources management and administration, materials management, project reporting, customer relationship management, sales force automation and proposal generation. We also provide a full range of services, including implementation and consulting, training and ongoing support. In the year ended December 31, 2001, 25% of our total revenues were derived from software license fees and 75% of our total revenues were generated from services. We currently serve, and have active relationships with, over 8,000 project-oriented customers across a spectrum of industries, including IT services and consulting, architecture and engineering, environmental, system integration, research and development, contract services and construction, as well as make-to-order manufacturers and not-for-profit organizations. Many of these project-oriented businesses provide products and services under federal government contracts.

Beneficial Ownership of Securities of Deltek

As of April 19, 2002 (the record date), Deltek had outstanding 15,362,262 shares of common stock. The following table presents information about the beneficial ownership of Deltek common stock, as of the record date by each person or group known by Deltek to own more the 5% of the common stock, by each director and executive officer of Deltek, and by all directors and executive officers of Deltek as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Kenneth E. deLaski	4,833,800(2)	31.5
Donald deLaski	2,818,400(3)	18.3
Lori L. Becker	6,825(4)	*
Eric J. Brehm	27,640(5)	*
Robert E. Gregg	12,000(6)	*
Richard P. Lowrey	9,309(7)	*
Susan H. O'Dea	12,470(8)	*
Darrell J. Oyer	15,319(9)(10)	*
James F. Petersen	4,000(11)	*
Charles W. Stein	15,350(12)	*
All directors and executive officers as a group (10 persons)	7,755,113	50.5

---

* Represents less than one percent.

(1) Unless otherwise indicated and subject to community property laws where applicable, the persons named in this table have sole voting and sole investment power with respect to the shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Includes 68,500 shares held by various trusts for which Kenneth E. deLaski and his spouse serve as the trustees and 930,650 shares held of record or beneficially by Kenneth E. deLaski's spouse, Tena R. deLaski. Excludes 178,000 shares held by a foundation established by Kenneth E. deLaski for which Kenneth E. deLaski and his spouse serve as the directors and officers. Mr. deLaski disclaims beneficial ownership of such shares.

(3) Excludes 445,000 shares held by a foundation established by Donald deLaski for which Donald deLaski and his spouse serve as the directors and officers. Mr. deLaski disclaims beneficial ownership of such shares.

(4) Includes 6,725 shares issuable upon exercise of vested options and excludes 6,875 shares issuable upon exercise of unvested options.

(5)   Includes 24,595 shares issuable upon exercise of vested options and excludes 35,880 shares issuable upon exercise of unvested options.

(6)   Includes 12,000 shares issuable upon exercise of vested options.

(7)   Includes 8,521 shares issuable upon exercise of vested options and excludes 19,584 shares issuable upon exercise of unvested options.

(8)   Includes 9,850 shares issuable upon exercise of vested options and excludes 14,900 shares issuable upon exercise of unvested options.

(9)   Includes 319 shares owned by Mr. Oyer's spouse. Mr. Oyer's shares are held in a pension trust for which he serves as trustee.

(10)   Includes 12,000 shares issuable upon exercise of vested options.

(11)   Includes 4,000 shares issuable upon exercise of vested options.

(12)   Includes 12,000 shares issuable upon exercise of vested options.

Directors and Officers of Deltek

The following information describes the name and principal occupation of each director and executive officer of Deltek, his or her position with Deltek and the date he or she first became a director or an officer, if applicable. Unless otherwise indicated below, the business address and telephone number of each director and executive officer is c/o Deltek Systems, Inc., 13880 Dulles Corner Lane, Herndon, Virginia 20171 (703) 734-8606. For the last five years, none of these persons has been convicted in a criminal proceeding, nor has any of these persons been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting the activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each director and officer of Deltek is a United States citizen.

Name	Age	Position
Kenneth E. deLaski	44	President, Chief Executive Officer & Chairman of the Board of Directors
Donald deLaski	70	Director
Lori L. Becker	41	Chief Financial Officer and Treasurer
Eric J. Brehm	43	Executive Vice President
Robert E. Gregg	54	Director
Richard P. Lowrey	42	Executive Vice President
Susan H. O'Dea	47	Executive Vice President
Darrell J. Oyer	61	Director
James F. Petersen	58	Director
Charles W. Stein	61	Director

A description of the background of each of the directors and executive officers of Deltek is provided below.

Kenneth E. deLaski was a co-founder of Deltek in November 1983 and has served as a director of Deltek since its inception and as Chairman of the Board of Directors since June 2000. Mr. deLaski also has served as Deltek's President since May 1990 and as its Chief Executive Officer since February 1996. From May 1990 to February 1996, he served as Deltek's Chief Operating Officer. He is the son of Donald deLaski, a director of Deltek.

Donald deLaski was a co-founder of Deltek in November 1983 and served as Chairman of the board of directors from Deltek's inception until June 2000. Mr. deLaski continues to serve as a director of Deltek. He also served as Deltek's Chief Executive Officer from its inception until February 1996, and as its Treasurer until July 1999. Mr. deLaski is a certified public accountant. He is the father of Kenneth E. deLaski, President, Chief Executive Officer, and Chairman of the Board of Directors of Deltek.

Lori L. Becker was appointed to her position of Chief Financial Officer and Treasurer on January 30, 2001. Ms. Becker is a certified public accountant. She has been with Deltek since 1991 serving in various operational roles. Prior to coming to Deltek, Ms. Becker was a controller for a government contractor and a senior auditor for Ernst & Young LLP, accountants.

Eric J. Brehm was appointed to his position of Executive Vice President and General Manager of Deltek's PSA Division in October 2001. Mr. Brehm joined Harper & Schuman, Inc. in 1989 and became Vice President of Research and Development in 1994. In 1998, Deltek acquired Harper & Schuman, Inc. and Mr. Brehm became Vice President of Advantage Product Development. In February 2000, Mr. Brehm was promoted to Executive Vice President of Product Development and in October 2001 was assigned to his current role.

Robert E. Gregg has served as a director of Deltek since September 1986. Since April 2001, Mr. Gregg has been a partner in the law firm of Squire, Sanders & Dempsey L.L.P., which law firm currently serves as counsel to Deltek on matters unrelated to the merger and to the Buyer Group on matters related to the merger. Prior to joining Squire Sanders, Mr. Gregg was a partner in the law firms of Hazel, Beckhorn & Hanes, which he joined in 1982, Hazel & Thomas and Reed Smith Hazel & Thomas, LLP, each of which law firms served as counsel to Deltek.

Richard P. Lowrey was appointed to his position of Executive Vice President and General Manager of Deltek's Enterprise Software Division in October 2001. Mr. Lowrey joined Deltek in 1995 as a System Consultant. In 1997 he became Director of Training Services and in 1999 was promoted to Vice President of Business Development. Prior to joining Deltek, Mr. Lowrey was the assistant controller for a large government contractor.

Susan H. O'Dea was appointed to her position of Executive Vice President and General Manager of Deltek's GSC Division in October 2001. Ms. O'Dea joined Deltek in 1992 as a system consultant and was promoted to Director of Client Services in 1996. In 1999 she was promoted to Vice President of the GCS Product Group.

Darrell J. Oyer became a director of Deltek in February 1997. Since June 1991, Mr. Oyer has served as President of Darrell J. Oyer and Company, a consulting company. Mr. Oyer was previously a partner with Deloitte and Touche and was previously the Assistant Director of several functional areas of the Defense Contract Audit Agency.

James F. Petersen became a director of Deltek in September 2000. Mr. Petersen is general manager of Carmel Associates, Inc. which he founded in 1997 and which provides financing and guidance to startup internet application service providers in the Washington, D.C. area. Prior to that, he founded Best Software, Inc. in 1982 and served as Best Software's CEO and Chairman until it was purchased by The Sage Group in 2000. Before founding Best Software, Mr. Petersen held several senior management positions at Aspen Systems Corporation.

Charles W. Stein became a director of Deltek in April 1997. Since April 1997, Mr. Stein has served as president of Stein Venture Management, a consulting firm. From February 1987 until January 1997, Mr. Stein served as President and Chief Executive Officer of Netrix Corporation, a wide area network product and systems company. Mr. Stein was also a director of Netrix Corporation from February 1987 and its Chairman from January 1997 until he resigned March 31, 1997.

Deltek's executive officers are appointed annually by, and serve at the discretion of, the board of directors. Each executive officer is a full-time employee of Deltek. Other than the relationship between Donald deLaski and Kenneth E. deLaski described herein, there are no family relationships between any director or executive officer of Deltek.

DF Merger Co., Inc

DF Merger Co., Inc., or Mergerco, was incorporated on February 6, 2002 under the laws of the Commonwealth of Virginia for the purpose of completing the merger. Mergerco's principal executive offices are located at 13880 Dulles Corner Lane, Herndon, Virginia 20171, and its telephone number is (703) 734-8606. It has engaged in no business activities and has no assets or liabilities of any kind, other than those incident to its formation or incurred in connection with the merger. Kenneth E. deLaski owns 100% of the outstanding shares of common stock of Mergerco and is its President. Mr. deLaski, Donald deLaski and Robert E. Gregg are the members of Mergerco's board of directors. Because each is also a member of Deltek's board, their biographical information appears above. Each is a United States citizen and, for the last five years, none of them has been convicted in a criminal proceeding or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting the activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. If the merger is approved by Deltek's shareholders, the members of the Buyer Group, including Mr. Kenneth E. deLaski, have agreed to contribute their shares of Deltek common stock to Mergerco in exchange for shares of Mergerco common stock immediately prior to the merger.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement and the related plan of merger, a copy of which is attached as Appendix A to this proxy statement. This summary is qualified in its entirety by reference to the full text of the merger agreement and the related plan of merger and you are urged to carefully read the full text of the merger agreement and the related plan of merger. The merger agreement and the related plan of merger is incorporated into this proxy statement by this reference.

Structure and Completion of the Merger

If the shareholders approve the merger agreement and the related plan of merger, Mergerco will merge with and into Deltek, with Deltek surviving the merger. Holders of Deltek common stock, except for Mergerco, will receive $7.15 per share for each share of common stock that they own at the time of the merger. The shareholders of Mergerco will not receive any cash compensation for their outstanding shares of Deltek common stock because immediately before the merger they will contribute those shares to Mergerco in exchange for shares of Mergerco common stock. At the closing of the merger, Mergerco will cease to exist as a separate entity, the shares of Deltek common stock owned by Mergerco shall be cancelled and cease to exist and the shares of Mergerco common stock owned by the Buyer Group will be converted into shares of Deltek common stock. Deltek common stock will be delisted from the Nasdaq National Market System and deregistered under the Securities Exchange Act of 1934, as amended, and Deltek will continue in business as a privately held Virginia corporation owned by the Buyer Group.

The articles of incorporation and bylaws of Deltek immediately prior to the merger will be the articles and bylaws of Deltek after the merger. Similarly, the officers of Deltek prior to the merger will be the same after the merger. The directors of Mergerco immediately prior to the merger will become the directors of Deltek after the merger.

Effect of the Merger on Capital Stock

Each issued and outstanding share of Deltek common stock, other than shares owned by Mergerco, will be converted into the right to receive $7.15 per share in cash, without interest, upon the surrender of the share certificates. If Deltek changes the number of shares of its common stock issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization or other method, then the cash consideration to be received will be appropriately adjusted. Each share of common stock outstanding immediately prior to the merger will cease to exist at the time of the merger, and the holders of such stock will no longer have any rights with respect to such shares, except the right to receive cash consideration. At the effective time of the merger, each whole and fractional share of Mergerco outstanding immediately prior to the merger will be converted into 1,000 shares of Deltek common stock. Such shares will continue to exist upon consummation of the merger and will be issued and outstanding shares of Deltek common stock. Deltek common stock owned by Mergerco will be cancelled and cease to exist.

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Stock Options and Purchase Rights

Except as Deltek and the holders of any options to purchase shares of Deltek common stock issued under one of Deltek's stock option plans may otherwise agree, options outstanding at the effective time of the merger shall remain outstanding. To the extent any such options are exercisable by their terms prior to the effective time of the merger and have an exercise price that is less than the cash consideration to be paid the holders of Deltek common stock, the holders of such options may exercise them without paying the exercise price and receive as of the effective time of the merger, on a per share basis, cash equal to the cash consideration less the exercise price and any applicable withholding and similar deductions.

Many of the outstanding options have exercise prices in excess of the $7.15 per share cash consideration to be paid to Deltek shareholders in the merger, and it is unlikely that these options will be exercised prior to the effective time of the merger. Also, some holders of options that have exercise prices less than such cash consideration may elect not to exercise some or all of their options. Deltek granted these options as incentive compensation for services to Deltek. The Buyer Group believes the lack of liquidity of Deltek's common stock after the merger will reduce the value of any unexercised options and is therefore planning to offer to exchange outstanding options for stock appreciation rights in order to provide more effective incentive compensation. Any holders of options who do not exercise their options prior to the effective time of the merger and do not exchange those options for stock appreciation rights will be able to maintain an equity interest in Deltek after the merger although they are not members of the Buyer Group.

At the effective time of the merger, Deltek will terminate the 1996 Employee Stock Purchase Plan, which Purchase Plan shall not be assumed by the surviving corporation after the merger. Pursuant to the terms of the Purchase Plan, the purchase date of the offering period will be accelerated. Each participant in the Purchase Plan, who has not previously withdrawn from the offering period and whose participation has not terminated, will automatically acquire upon exercise of the participant's purchase rights, shares of common stock that will be converted as of the effective time of the merger into the right to receive $7.15 cash per share, without interest. Any rights that are not exercised prior to the merger will terminate as of the effective time of the merger, and cash held in the Purchase Plan will be refunded to the individuals who contributed that cash.

Payment Procedures for Shareholders Who Receive Cash in the Merger

Deltek has selected EquiServe Trust Company, N.A. as payment agent in connection with the merger. Deltek will arrange for the payment agent to receive sufficient funds to provide all necessary payments to holders of shares, other than holders who are members of the Buyer Group and will contribute shares to Mergerco, that are issued and outstanding immediately before the completion of the merger. Following the merger, Deltek will pay all charges and expenses, including those of the payment agent, in connection with the exchange of cash for shares.

As soon as practicable, but no more than five business days after the completion of the merger, Deltek will instruct the payment agent to mail to each holder of a share certificate, other than holders who are members of the Buyer Group and will contribute shares to Mergerco, a letter of transmittal and instructions on how to surrender the certificates in exchange for the merger consideration.

After you surrender to the payment agent your stock certificate(s) with the letter of transmittal, you will be paid in cash the amount to which you are entitled under the merger agreement, without interest, after any required withholding and similar deductions. After the completion of the merger, there will not be any transfers of the shares that were outstanding immediately prior to the completion of the merger on Deltek's stock transfer books.

Neither Mergerco nor Deltek will be liable to any former shareholders for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Any person claiming their stock certificate has been lost, stolen or destroyed will be required to sign an affidavit to that effect and may be required by the surviving corporation to post a bond in a reasonable amount as an indemnity against any claim that could be made against the surviving corporation in respect of such lost, stolen or destroyed stock certificates. After delivering an affidavit, and if required a bond, the surviving corporation will deliver the applicable amount of cash in respect of such shares.

Stock Certificate Exchange Procedures for Members of the Buyer Group

Members of the Buyer Group will receive certificates from Mergerco representing shares of Mergerco common stock when they contribute their shares of Deltek common stock to Mergerco immediately prior to the merger. At the closing of the merger, Mergerco will cease to exist as a separate entity, the shares of Deltek common stock owned by Mergerco will be cancelled and the shares of Mergerco common stock owned by the Buyer Group will be converted into shares of Deltek common stock. New Deltek common stock certificates will be issued by Deltek to members of the Buyer Group as soon as practicable after the closing of the merger.

Representations and Warranties

The merger agreement contains representations and warranties by each of Deltek and Mergerco. The representations of Deltek relate to, among other things:

- the existence and good standing of Deltek and each of its corporate subsidiaries in their states of organization; Deltek's qualification to do business as a foreign corporation in good standing in other jurisdictions; and the completeness and correctness of Deltek's articles of incorporation and bylaws;

- Deltek's corporate power and authority to execute and deliver the merger agreement and all other agreements and documents contemplated by the merger agreement; the authorization and approval of the merger agreement by a unanimous vote of the special committee and, upon recommendation of the special committee, the board; the valid and legally binding nature of the merger agreement, enforceable against Deltek in accordance with its terms (subject to applicable law);

- the composition of the authorized capital stock of Deltek and the number of issued and outstanding shares of Deltek's stock, as well as the number of shares reserved for issuance pursuant to option grants; the nature of the issued shares as duly authorized, validly issued, fully paid, no assessable and free of preemptive rights;

- the lack of any conflict with or breach of any provisions of Deltek's articles of incorporation or bylaws; any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument; or any law, rule, regulation, judgment, order or decree binding upon or applicable to Deltek or any of its subsidiaries;

- the lack of requirement for any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than filing articles of merger, including the related plan of merger, with the State Corporation Commission of the Commonwealth of Virginia and requisite filings required by the Securities Exchange Act of 1934, as amended;

- the lack of any payment of finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to merger except for the fee due the William Blair as financial advisor to the special committee;

- The requirement for an affirmative vote of the holders of more than two-thirds of the outstanding shares of Deltek common stock to approve the merger agreement and related plan of merger; and

- the receipt, by the special committee, of an opinion of William Blair stating that the price paid to Deltek's shareholders (other than Mergerco) for Deltek common stock is fair, from a financial point of view, to Deltek's shareholders other than the Buyer Group.

The representations of Mergerco relate to, among other things:

- the existence and good standing of Mergerco in its state of organization; that copies of its articles of incorporation and bylaws made available to Deltek are true, complete and correct;

- the lack of any equity interest by Mergerco in any entity;

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- Mergerco's corporate power and authority to execute and deliver the merger agreement and all other agreements and documents contemplated by the merger agreement; the authorization and approval of the merger agreement by all requisite corporate action on the part of Mergerco; the valid and legally binding nature of the merger agreement, enforceable against Mergerco in accordance with its terms (subject to applicable law);

- the lack of any conflict with or breach of any provisions of Mergerco's articles of incorporation or bylaws; any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument; or any law, rule, regulation, judgment, order or decree binding upon or applicable to Mergerco;

- the lack of requirement for any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than filing articles of merger, including the related plan of merger, with the State Corporation Commission of the Commonwealth of Virginia and requisite filings required by the Securities Exchange Act of 1934, as amended;

- the lack of any payment of finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to merger except for compensation to be paid by the Buyer Group to its financial advisor;

- the fact that Mergerco was formed solely for the purpose of engaging in the merger transaction and has not engaged in any activities other than in connection with the merger;

- representatives of the Buyer Group have had discussions with lending sources to determine the available terms of financing and reasonably expect that commitments regarding debt financing, together with equity contributions to Mergerco, sufficient to consummate the merger will be obtainable;

- Mergerco and the Buyer Group have no intention to sell, transfer or otherwise dispose of Deltek common stock or its business following consummation of the merger, but there can be no assurance such transfer would not occur in the future;

- that the merger agreement and related plan of merger do not violate certain provisions of Virginia Stock Corporation Act; and

- that the surviving corporation will be able to pay its debts as they mature, will have capital sufficient to carry on its business and will have assets with a present fair salable value greater than the aggregate amount of indebtedness.

Ordinary Course of Business Covenant

Deltek has agreed in the merger agreement that before the completion of the merger, it will operate its business in the ordinary and usual course. In particular, Deltek has agreed as to itself and its subsidiaries that it will use its commercially reasonable efforts to preserve its business organization intact and maintain its existing business relationships, and that it will not:

- amend its articles of incorporation or bylaws;

- except pursuant to its 1996 Employee Stock Purchase Plan and the exercise of outstanding stock options, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof;

- grant, confer or award any option, warrant, conversion right or other right not existing on the date of the merger agreement to acquire any shares of its capital stock;

- increase any compensation or benefits, except in the ordinary course of business consistent with past practice, or enter into or amend any employment agreement with any of its present or future officers or directors, except with new employees consistent with past practice;

- adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect, except for changes that are less favorable to participants in such plans;

- declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries;

- sell, lease or otherwise dispose of any of its assets (including capital stock of subsidiaries) that are material to Deltek, except in the ordinary course of business; or

- take any action that is likely to delay materially or adversely affect the ability of any of the parties (i) to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or (ii) to consummate the merger.

Actions to be Taken to Complete the Merger

Deltek agreed to take all action necessary to convene a shareholders meeting promptly after the date of the merger agreement in order for Deltek's shareholders to consider and vote upon the approval of the merger agreement and the related plan of merger. Deltek, through the special committee of the board of directors and the board of directors, agreed to recommend approval of the merger agreement and related plan of merger after consulting with counsel that such recommendation would not be inconsistent with their fiduciary obligations. The special committee of the board of directors and the board of directors may alter this recommendation if, in good faith and after consultation with counsel, the special committee determines that the failure to withdraw, modify or change the recommendation would be inconsistent with their fiduciary obligations.

In the merger agreement, Deltek and Mergerco each agreed to take all necessary action to complete the merger. In particular, Deltek and Mergerco each agreed that the information they have supplied for inclusion or incorporation by reference in this proxy statement and the Schedule 13E-3 to be filed with the SEC in connection with the merger will not contain any untrue statement of a material fact or omit to state any material fact required to be stated in these documents or necessary to make the statements in these documents, in light of the circumstances under which they were made, not misleading. Deltek and Mergerco have also agreed to ensure that this proxy statement and the Schedule 13E-3 comply as to form in all material respects with the applicable provisions of all applicable securities laws and regulations. Deltek agreed to promptly prepare and file this proxy statement, and Deltek and Mergerco agreed promptly to prepare and file the Schedule 13E-3.

No Solicitation of Competing Transactions

The merger agreement prohibits Deltek (through the board of directors, the special committee or otherwise) from soliciting, initiating or encouraging any inquiries or the making of any proposal that would constitute a competing transaction to the merger contemplated by the merger agreement.

However, the board of directors (acting through the special committee) or the special committee may:

- furnish information (pursuant to a confidentiality agreement, a copy of which will be provided to Mergerco) about Deltek and its businesses, properties or assets to any third party or "group" as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, other than Mergerco, in response to any unsolicited inquiry, proposal or offer;

- engage in discussions or negotiations with a third party or group that has made an unsolicited inquiry, proposal or offer;

- following receipt of a bona fide proposal relating to a competing transaction, disclose to Deltek's shareholders a statement that Deltek recommends acceptance or rejection of the proposal relating to the competing transaction, expresses no opinion and is remaining neutral toward the third party or group's proposal or is unable to take a position with respect to the third party or group's proposal (as contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act);

- following receipt of a bona fide proposal relating to a competing transaction, fail to make its recommendation or withdraw or modify its recommendation with respect to the merger or the merger agreement; and/or

- terminate the merger agreement.

Before submitting a position statement to the shareholders, withholding or modifying a recommendation of the special committee and the board of directors, or terminating the agreement, as discussed above, the board of directors must conclude in good faith after consultation with counsel that any such action is consistent with the board of directors' fiduciary duties to Deltek's shareholders under applicable law.

Expenses

Generally, each party will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger whether or not the merger is consummated. Mergerco and the Buyer Group will pay Deltek's costs and expenses, however, if the merger agreement is terminated because:

- holders of more than two-thirds of the shares of common stock did not approve the merger and all members of the Buyer Group did not vote in favor of the merger; or

- there has been a breach by Mergerco of any material representation, warranty, covenant or agreement or if any representation or warranty of Mergerco shall have become materially untrue, in either case such that the conditions set forth in the merger agreement would not be satisfied and such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Mergerco by Deltek.

In addition, Deltek will pay Mergerco's and the Buyer Group's costs and expenses if the merger agreement is terminated because:

- the special committee or the board of directors determines in good faith, after consultation with legal counsel, that failure to do so would be inconsistent with the board of directors' or the special committee's fiduciary duties under applicable law;

- there has been a breach by Deltek of any material representation, warranty covenant or agreement or if any representation or warranty of Deltek shall have become materially untrue, in either case such that the conditions set forth in the merger agreement would not be satisfied and such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Mergerco to Deltek;

- the board of directors of Deltek or the special committee shall have withdrawn or materially modified, in a manner adverse to Mergerco, its approval or recommendation of the merger, or resolved to do so; or

- Deltek engages in discussions or negotiations with a third party or group with respect to a competing transaction and does not terminate such discussions within 10 business days thereafter.

Director and Officer Liability

Deltek and Mergerco agree that, for a period of six years after the effective time of the merger, Deltek, its successors and assigns (through a merger, consolidation, sale or transfer of substantially all of Deltek's assets, or any similar transaction) will maintain all rights to indemnification existing on the date of the merger agreement in favor of the present and former directors, officers, employees and agents of Deltek, to the fullest extent of the law and Deltek's articles of incorporation and bylaws, and Deltek agrees not to amend the articles of incorporation and bylaws to reduce or limit the rights to indemnification. All rights to indemnification in

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respect to any claim or claims asserted or made within the six-year period shall continue until the disposition of any and all such claims.

Deltek and Mergerco agree that for a period of three years after the effective time of the merger, Deltek will maintain in effect the current policies of director's and officer's liability insurance currently maintained by Deltek (or policies of at least the same coverage and amounts including terms and conditions that are no less favorable to the officers and directors) to cover claims arising from facts or events that occurred on or before the effective time of the merger.

Conditions

The respective obligation of each party to effect the merger shall be subject to the fulfillment at or prior to the closing date of the following conditions:

- the merger agreement and related plan of merger shall have been approved by the affirmative vote of holders of more than two-thirds of the issued and outstanding shares of Deltek common stock entitled to vote thereon;

- none of the parties shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or foreign, that prohibits the consummation of the merger; and

- no statute, rule or regulation shall have been enacted by any governmental authority that prohibits or makes unlawful the consummation of the merger.

The obligation of Deltek to effect the merger shall be subject to the fulfillment at or prior to the closing date of the following conditions:

- Mergerco shall have performed in all material respects its covenants and agreements required to be performed on or prior to the closing date, and the representations and warranties of Mergerco shall be true and correct in all material respects, and Deltek shall have received a certificate of Mergerco certifying to such effect; and

- Neither the board of directors nor the special committee shall have withdrawn or materially modified their approval or recommendation of the merger or resolved to do so.

The obligations of Mergerco to effect the merger shall be subject to the fulfillment or waiver at or prior to the closing date of the following conditions:

- Deltek shall have performed in all material respects its covenants and agreements required to be performed on or prior to the closing date, and the representations and warranties of Deltek shall be true and correct in all material respects, and Mergerco shall have received a certificate of Deltek certifying to such effect.

Termination

The merger agreement may be terminated and the merger abandoned at any time before the completion of the merger by mutual written consent of Deltek and Mergerco.

The merger agreement may be terminated by Deltek or Mergerco if:

- a meeting (including adjournments and postponements) of Deltek's shareholders for the purpose of obtaining approval of the merger agreement and related plan of merger shall have been held and the approval by more than two-thirds of the holders of Deltek's outstanding common stock shall not have been obtained;

- a governmental authority enacts a statute, rule or regulation that prohibits or makes unlawful the merger;

- the merger is not completed on or prior to July 31, 2002; or

- a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate the merger agreement shall have used commercially reasonable efforts to remove such injunction, order or decree.

The merger agreement may be terminated by action of the board of directors of Deltek if:

- there has been a breach by Mergerco of any material representation, warranty, covenant or agreement or if any representation or warranty of Mergerco shall have become materially untrue, in either case such that any of the conditions set forth in the merger agreement would not be satisfied and such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Mergerco by Deltek; or

- the special committee or board of directors determines in good faith, after consultation with legal counsel, that failure to do so would be inconsistent with the board of directors' or the special committee's fiduciary duties under applicable law.

The merger agreement may be terminated by action of the board of directors of Mergerco if:

- there has been a breach by Deltek of any material representation, warranty covenant or agreement or if any representation or warranty of Deltek shall have become materially untrue, in either case such that any of the conditions set forth in the merger agreement would not be satisfied and such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Mergerco to Deltek;

- the board of directors of Deltek or the special committee shall have withdrawn or materially modified, in a manner adverse to Mergerco, its approval or recommendation of the merger, or resolved to do so;

- Deltek engages in discussions or negotiations with a third party or group with respect to a competing transaction and does not terminate such discussions within 10 business days thereafter; and

- at any time after the date of the merger agreement, there shall have occurred a material adverse effect on or change in the business, results of operations or financial condition of Deltek and its subsidiaries on a consolidated basis or the ability of Deltek to consummate the merger primarily due to significant acts by any civil or military authority, terrorist acts, national emergencies, disturbances, insurrections, riots or wars or to the commencement or to an overt threat of litigation material to Deltek and its subsidiaries, taken as a whole.

CONTRIBUTION AGREEMENT

Immediately prior to the effective time of the merger, each member of the Buyer Group has agreed to contribute his, her or its Deltek common stock to Mergerco in exchange for whole and fractional shares of Mergerco common stock equal to the number of Deltek common stock contributed to Mergerco divided by 1,000. The following Buyer Group members each executed a contribution agreement: Kenneth E. deLaski, Tena R. deLaski, Donald deLaski, Kenneth E. deLaski, Trustee, and Tena R. deLaski, Trustee, for the benefit of Daphne Jean deLaski Irrevocable Trust, Kenneth E. deLaski, Trustee, and Tena R. deLaski, Trustee, for the benefit of Dana Nancy deLaski Irrevocable Trust, Kathleen Grubb, Edward Grubb and David deLaski (deLaski family members); Robert P. Stalilonis, Joseph H. Jezior, Margaret F. Flaherty and Patricia A. Kelly (non-executive employees), Eric J. Brehm (an executive officer) and The Onae Trust (an unaffiliated shareholder). All Buyer Group members are contributing all of their shares of Deltek common stock except Joseph H. Jezior, Margaret F. Flaherty and Patricia A. Kelly, who in the aggregate own 33,097 shares of Deltek common stock, of which 15,593 shares will be exchanged for the $7.15 per share merger consideration. Also, Buyer Group members who are employees of Deltek may hold Deltek common stock in their 401(k) accounts. These shares must be exchanged for cash in the merger in accordance with the Deltek's 401(k) plan.

Each Buyer Group member acted individually and not jointly with other Buyer Group members when executing a contribution agreement. No Buyer Group member agreed to vote, or is obligated by the contribution agreement to vote, his, her or its Deltek common stock in favor of the merger agreement and related plan of merger. By signing a contribution agreement, no Buyer Group member has conferred upon any other person or shared the power to dispose or vote or direct the disposition or voting of his, her or its Deltek common stock.

In the contribution agreement the Buyer Group members will represent to Mergerco that they:

• are the record and beneficial owners of the Deltek common stock to be contributed to Mergerco;

• own their Deltek common stock free and clear of any liens, encumbrances or other claims;

• have the power and right to sell, assign, transfer and deliver their Deltek common stock and, upon delivery to Mergerco of their stock certificates, Mergerco will acquire their Deltek common stock free and clear of any liens or encumbrances; and

• duly executed and delivered the contribution agreement and that the contribution agreement is valid and binding upon and enforceable against them in accordance with its terms.

In the contribution agreements, Mergerco represented to the Buyer Group that it:

• is a corporation in good standing under the laws of the Commonwealth of Virginia;

• has authorized the issuance of Mergerco common stock upon the terms described in the contribution agreement; and

• has duly authorized, executed and delivered the contribution agreement and that the contribution agreement is valid and binding upon and enforceable against Mergerco in accordance with its terms.

Pursuant to the terms of the merger agreement, and as more fully discussed above under "THE MERGER AGREEMENT — Effect of the Merger on Capital Stock" on page 47, shares of Mergerco common stock held by the Buyer Group will be converted into Deltek common stock at the effective time of the merger. By signing a contribution agreement, each Buyer Group member acknowledged that Deltek intends to be treated as a S-corporation after the merger and represented that he, she or it is an eligible S-corporation shareholder. Each Buyer Group member agreed to take all actions to permit Deltek to elect and maintain S-corporation status and refrain from taking actions that would cause Deltek's status as a S-corporation to terminate. Furthermore, each Buyer Group member acknowledged that Deltek, as a S-corporation, could have no more than 75 shareholders and that his, her or its ability to transfer Deltek common stock after the merger would be restricted as long as the holders of a majority of outstanding Deltek common stock desire to maintain S-corporation status.

INDEPENDENT AUDITORS

The audited financial statements and schedule as of December 31, 2000 and 2001 and for the three years in the period ended December 31, 2001, incorporated by reference in this proxy statement, to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report incorporated herein by reference.

CONSENT OF INDEPENDENT AUDITORS

As independent public accountants,we hereby consent to the incorporation by reference in this proxy statement of our report dated February 1, 2002 on the audited financial statements and schedule as of December 31, 2000 and 2001 and for the three years in the period ended December 31, 2001 included in the Annual Report on Form 10-K. It should be noted that we have not audited any financial statements of Deltek subsequent to December 31, 2001 or performed any audit procedures subsequent to the date of our report.

WHERE YOU CAN FIND MORE INFORMATION

Deltek files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy, at the prescribed rates, this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Deltek, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Deltek, Mergerco, Kenneth E. deLaski and Donald deLaski have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 in respect of the merger. As permitted by the SEC, this proxy statement omits certain information contained in the Schedule 13E-3. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part thereof, is available for inspection or copying as set forth above or is available electronically at the SEC's website.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Deltek to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document or in any other subsequently filed document that also is incorporated by reference herein.

This document incorporates by reference the documents listed below that Deltek has filed previously with the SEC. They contain important information about Deltek and its financial condition.

• Deltek's Current Report on Form 8-K filed February 14, 2002.

• Deltek's Annual Report on Form 10-K for the year ended December 31, 2001.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of Deltek's special meeting.

We will provide, without charge, to each person to whom this proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all information that has been incorporated by reference, without exhibits unless such exhibits are also incorporated by reference in this proxy statement. You may obtain a copy of these documents and any amendments thereto by writing to our Investor Relations Department at the following address: Deltek Systems, Inc., 13880 Dulles Corner Lane, Herndon, Virginia 20171, telephone (703) 734-8606.

These documents are also included in our SEC filings, which you can access electronically at the SEC's website at http://www.sec.gov.

SHAREHOLDER PROPOSALS

An annual meeting of shareholders will be held only if the merger agreement and related plan of merger is not approved as described in this proxy statement. If shareholders desire their proposal to be considered for inclusion in our proxy statement relating to the next annual shareholders meeting (which will be held only if the merger is not authorized as described in this proxy statement), the proposal must have been received by the Chief Executive Officer, Deltek Systems, Inc., 13880 Dulles Corner Lane, Herndon, Virginia 20171, no later than December 20, 2001, in order to be included in such proxy statement.

If notice of any other shareholder proposal intended to be presented at the 2002 Annual Meeting of Shareholders was not received by Deltek as specified above on or before December 20, 2001, such proposal shall be considered untimely. The proxy solicited by the board of directors of Deltek for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal.

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We have not authorized anyone to give any information or make any representation about the merger or us that differs from, or adds to, the information in this document or in our documents that are publicly filed with the SEC. If anyone does give you different or additional information, you should not rely on it.

The information contained in this document speaks only as of April   , 2002 unless the information specifically indicates that another date applies.

There is no other business to be brought before the special meeting of shareholders.

BY ORDER OF THE BOARD OF DIRECTORS,

Babette Aller, Secretary

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

DELTEK SYSTEMS, INC.

AND

DF MERGER CO., INC.

DATED AS OF FEBRUARY 13, 2002

TABLE OF CONTENTS

EXHIBITS

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of February 13, 2002, is by and between Deltek Systems, Inc., a Virginia corporation (the "Company"), and DF Merger Co., Inc., a Virginia corporation ("Mergerco").

RECITALS

WHEREAS, Mergerco was formed on February 6, 2002 for the sole purpose of entering into the transactions contemplated by this Agreement; and

WHEREAS, a special committee of the Board of Directors of the Company consisting solely of independent directors (the "Special Committee") and the Board of Directors of the Company, based upon the recommendation of the Special Committee, have determined that the merger of Mergerco with and into the Company upon the terms and conditions stated herein (the "Merger") is desirable and in the best interests of the Company and its shareholders and have recommended approval of this Agreement, including the related Plan of Merger (as defined below), by the shareholders of the Company; and

WHEREAS, as of the date hereof there is one share of common stock of Mergerco issued and outstanding, and owned by Kenneth E. deLaski; and

WHEREAS, the shareholders of the Company named on Exhibit A have agreed to contribute their shares of common stock, par value $0.001 per share, of the Company ("Company Common Stock") to Mergerco in exchange for a number of whole and fractional shares of common stock of Mergerco equal to the number of shares of Company Common Stock contributed to Mergerco divided by one thousand (1,000), such contribution to take place after the last of the conditions set forth in Article VIII has been fulfilled or waived but prior to the Effective Time (as defined in Section 1.3) (the shareholders of the Company named on Exhibit A, together with a limited number of additional shareholders of the Company who so agree, are hereinafter collectively referred to as the "Buyer Group"); and

WHEREAS, pursuant to the Merger each share of Company Common Stock, other than shares owned by Mergerco, will be converted into the right to receive $7.15 in cash per share; and

WHEREAS, the Special Committee and, based upon the recommendation of the Special Committee, the Board of Directors of the Company, by resolutions duly adopted, have authorized and approved (a) the execution and delivery of this Agreement, including the related Plan of Merger and (b) the transactions contemplated hereby, including the Merger, and have recommended approval of this Agreement, including the related Plan of Merger, by the shareholders of the Company; and

WHEREAS, the Board of Directors and sole shareholder of Mergerco have determined that the Merger, in the manner contemplated herein, is desirable and in the best interests of Mergerco and its shareholders, and, by resolutions duly adopted, have authorized and approved (a) the execution and delivery of this Agreement and (b) the transactions contemplated hereby, including the Merger; and

WHEREAS, the Company and Mergerco desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows (with defined terms, the definitions of which are not otherwise given in the text of this Agreement, being defined in Section 10.9):

ARTICLE I

THE MERGER

SECTION 1.1   *The Merger.* Subject to the terms and conditions of this Agreement. and in accordance with the Virginia Stock Corporation Act (the "VSCA"), at the Effective Time (as defined in Section 1.3), Mergerco shall be merged with and into the Company, and the separate corporate existence of Mergerco shall thereupon cease, and the Company shall continue as the surviving corporation (the Company is also sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the Commonwealth of Virginia. The Merger shall have the effects specified in the VSCA.

SECTION 1.2   *The Closing.* Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of Squire Sanders & Dempsey L.L.P., 8000 Towers Crescent Drive, Suite 1400, Vienna, Virginia at 10:00 a.m., local time, on the first business day after the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII shall be fulfilled or waived in accordance herewith or (b) at such other time, date or place as the Company and Mergerco may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

SECTION 1.3   *Effective Time.* If all the conditions to the Merger set forth in Article VIII shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article IX, the Company and Mergerco shall cause articles of merger (the "Articles of Merger") meeting the requirements of Section 13.1-720 of the VSCA, together with the related Plan of Merger (the "Plan of Merger") meeting the requirements of Section 13.1-716 of the VSCA and attached hereto as Exhibit B, to be properly executed and filed in accordance with the VSCA on the Closing Date. The Merger shall become effective upon the issuance of a certificate of merger by the State Corporation Commission of the Commonwealth of Virginia (the "SCC") in accordance with the VSCA or at such later date and time as the parties hereto shall have agreed upon and designated in the Articles of Merger as the effective time of the Merger (the "Effective Time").

ARTICLE II

ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

SECTION 2.1   *Articles of Incorporation.* The articles of incorporation of the Company in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation.

SECTION 2.2   *Bylaws.* The bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation.

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

SECTION 3.1   *Directors of Surviving Corporation.* The directors of Mergerco immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time.

SECTION 3.2   *Officers of Surviving Corporation.* The officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time.

ARTICLE IV

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

SECTION 4.1   *Effect of Merger on Capital Stock.*

(a) At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Mergerco) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $7.15 in cash per share (the "Cash Consideration") payable to the holder thereof, without interest thereon, subject to the exchange process contemplated in Section 4.2(a) and to adjustment as provided in Section 4.3, and each holder of a certificate (a "Certificate") that immediately prior to the Effective Time of the Merger represented any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest thereon, upon the surrender of such Certificate, the Cash Consideration in accordance with Section 4.2(a).

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(b) At the Effective Time, and without any action on the part of the holders of Company Common Stock, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by Mergerco shall cease to be outstanding and shall be canceled and retired and shall cease to exist.

(c) At the Effective Time, the issued and outstanding shares of common stock of Mergerco shall be converted into and become a number of fully paid and non-assessable shares of common stock, par value $0.001 per share, of the Company as shall be equal to the product of (i) the number of whole and fractional shares of Mergerco common stock to be so converted and (ii) one thousand (1,000). Such shares of common stock of the Company shall constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation at the Effective Time. Company Common Stock owned by Mergerco immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 4.1(b).

(d) Except as otherwise agreed between the Company and the holders of the Company Options (as defined in Section 5.3), at the Effective Time, the Company Option Plans (as defined in Section 5.3) and the Company Options outstanding at the Effective Time shall be assumed by the Surviving Corporation and shall remain outstanding at the Effective Time.

(e) Each Company Option that is exercisable prior to the Effective Time and has an exercise price less than the Cash Consideration shall, as of the Effective Time and at the option of the holder thereof, be converted into the right to receive cash equal to the Cash Consideration less the exercise price of such Company Option multiplied by the number of shares of Company Common Stock for which such Company Option is exercisable, less applicable withholding and similar deductions.

(f) Pursuant to the terms of the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan"), the purchase date of the offering period under the Purchase Plan, during which period the Effective Time will occur, shall be accelerated to a date prior to the Effective Time, which date shall be specified by the Company's Board of Directors, and each participant in the Purchase Plan, who has not withdrawn from that offering period and whose participation in that offering period has not terminated prior to such date, shall automatically acquire, pursuant to the exercise of such participant's purchase right, shares of the Company's common stock as provided in the Purchase Plan, which shares shall, by virtue of the Merger and without any action on the part of the participant, be converted into the right to receive Cash Consideration pursuant to Section 4.1(a) at the Effective Time. Prior to the Effective Time, the Company shall take all actions necessary, including obtaining all required consents, such that any cash balance remaining in any Purchase Plan participant's account following such accelerated purchase date shall be paid to such participant immediately prior to the Effective Time. At the Effective Time, the Company shall terminate the Purchase Plan, and the Surviving Corporation shall not assume the Company's obligations under the Purchase Plan. All purchase rights under the Purchase Plan not exercised prior to the Effective Time shall terminate and cease to be outstanding as of the Effective Time.

SECTION 4.2   *Exchange of Certificates Representing Company Common Stock.*

(a) As soon as reasonably practicable after the Effective Time, but in no event later than five business days following the Closing, the Surviving Corporation shall mail to each holder of record (other than Mergerco) of one or more Certificates that, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock (i) a letter of transmittal (the "Letter of Transmittal") which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Surviving Corporation and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Cash Consideration. Upon surrender of a Certificate for cancellation to the Surviving Corporation, together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange for each share of Company Common Stock represented by such Certificate cash in an amount equal to the Cash Consideration, after giving effect to any required withholding and similar deductions, and the Certificate so surrendered shall forthwith be marked as canceled. No interest will be paid or accrued on the Cash Consideration payable to holders of Certificates. In the event of a transfer of ownership of Company Common

Stock which is not registered in the transfer records of the Company, the Cash Consideration shall be paid to such a transferee if the Certificate representing such Company Common Stock is presented to the Surviving Corporation accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(b) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.

(c) Neither the Surviving Corporation nor any party hereto shall be liable to any former holder of shares of Company Common Stock for any amount of cash or interest properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) The Surviving Corporation shall be entitled to deduct and withhold from the Cash Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation reasonably determines are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

(e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will deliver in exchange for such lost, stolen or destroyed Certificate cash in an amount equal to the Cash Consideration deliverable in respect thereof pursuant to this Agreement.

SECTION 4.3   *Adjustment of Cash Consideration.* In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the Company changes the number of shares of the Company Common Stock issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction without receipt of consideration in respect of Company Common Stock, the Cash Consideration shall be appropriately adjusted.

SECTION 4.4   *Surrender.* At the Closing, Mergerco shall surrender its stock transfer books, minute book and corporate seal to the Surviving Corporation. At the Effective Time, the stock transfer books of Mergerco shall be closed, and there shall be no registration of transfers of shares of capital stock of Mergerco thereafter.

SECTION 4.5   *Additional Actions.* If, at any time after the Closing, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its rights, title or interest in, to or under any of the rights, properties or assets of Mergerco acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (b) otherwise to carry out the purposes of this Agreement and the transactions contemplated hereby, Mergerco shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments, novations and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purpose of this Agreement and the transactions contemplated hereby; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of Mergerco or otherwise to take any and all such actions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company represents and warrants to Mergerco that:

SECTION 5.1 *Existence; Good Standing; Corporate Authority.* The Company and each of its corporate Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. Each of the Company and its Subsidiaries has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation or other organization in good standing in each state or jurisdiction in which their ownership or leasing of property or conduct of business legally requires such qualification, except where failure to be so qualified or in good standing, individually or in the aggregate, would not have a Company Material Adverse Effect. The copies of the Company's articles of incorporation and bylaws previously made available to Mergerco are true, complete and correct and contain all amendments as of the date hereof.

SECTION 5.2 *Authorization, Validity and Effect of Agreements.* The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby. This Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized, approved and recommended by a unanimous vote of the Special Committee and, upon the recommendation by the Special Committee, the Board of Directors of the Company, and by all other requisite corporate action, other than, with respect to the Merger, the approval of this Agreement, including the related Plan of Merger, by the Company's shareholders holding more than two-thirds of the outstanding shares of Company Common Stock and the filing of the Articles of Merger, including the related Plan of Merger, with the SCC in accordance with the VSCA. This Agreement has been duly executed and delivered by the Company and constitutes the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

SECTION 5.3 *Capitalization.* The authorized capital stock of the Company consists of Forty-Five Million (45,000,000) shares of Company Common Stock, par value $0.001 per share, and Two Million (2,000,000) shares of preferred stock, par value $0.001 per share. As of February 12, 2002, (i) 15,314,089 shares of Company Common Stock were issued and outstanding, (ii) no shares of preferred stock were issued and outstanding and (iii) 1,608,879 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Options. All such issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than the Company Options, as defined below, and outstanding purchase rights under the 1996 Employee Stock Purchase Plan, there are no outstanding shares of capital stock (and no options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments) that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of the Company or any of its Subsidiaries. For the purposes of this Agreement, "Company Option" refers to any option granted pursuant to the Company's 1996 Stock Option Plan, Employee Time Accelerated Stock Option Plan and 1987 Employee Stock Option Plan (collectively, the "Company Option Plans"). The Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

SECTION 5.4 *No Conflict.*

(a) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the articles of incorporation or bylaws of the Company; (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result

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in the creation of any lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than (i) the filing of the Articles of Merger with the SCC and (ii) filings required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the special meeting of the shareholders of the Company to approve this Agreement and the transactions contemplated hereby, and the Schedule 13E-3 (as defined in Section 7.4(d)) (collectively, the "Filings"), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not have a Company Material Adverse Effect.

SECTION 5.5   *No Brokers.* The Company has not entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of Mergerco or the Company to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that William Blair & Company has been retained as the financial advisor to the Special Committee and to render a fairness opinion, and such arrangements have been disclosed in writing to Mergerco prior to the date hereof.

SECTION 5.6   *Vote Required.* The affirmative vote of the holders of more than two-thirds of the outstanding shares of Company Common Stock contemplated by Section 8.1(a) (voting as one class, with each share having one vote) is the only vote of the holders of any class or series of Company capital stock necessary to approve this Agreement, including the related Plan of Merger and the other transactions contemplated hereby.

SECTION 5.7   *Opinion of Financial Advisor.* The Special Committee of the Board of Directors of the Company has received the opinion of William Blair & Company to the effect that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the holders of the Company Common Stock other than Mergerco and the Buyer Group.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MERGERCO

Mergerco represents and warrants to the Company that:

SECTION 6.1   *Existence; Good Standing; Corporate Authority.* Mergerco is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia. Mergerco has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. Mergerco is duly qualified to do business as a foreign corporation or other organization in good standing in each state or jurisdiction in which its ownership or leasing of property or conduct of business legally requires such qualification. The copies of Mergerco's articles of incorporation and bylaws previously made available to the Company are true, complete and correct and contain all amendments as of the date hereof. As of the date of this Agreement, Mergerco does not own, directly or indirectly, any capital stock or other ownership interest in any entity.

SECTION 6.2   *Authorization, Validity and Effect of Agreements.* Mergerco has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. This Agreement and the consummation by Mergerco of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Mergerco. This Agreement has been duly executed and delivered by Mergerco and constitutes the valid and legally binding obligation of Mergerco, enforceable against Mergerco in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

SECTION 6.3   *No Conflict.*

(a) Neither the execution and delivery by Mergerco of this Agreement nor the consummation by Mergerco of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the articles of incorporation or bylaws of Mergerco; (ii) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any lien upon any of the properties of Mergerco under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Mergerco under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Mergerco is a party, or by which Mergerco or any of its properties is bound or affected; or (iii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Mergerco.

(b) Neither the execution and delivery by Mergerco of this Agreement nor the consummation by Mergerco of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than the Filings.

SECTION 6.4   *No Brokers.* Mergerco has not entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of Mergerco or the Company to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Houlihan Lokey Howard & Zukin Capital has been retained by the Buyer Group as its financial advisor and shall be compensated solely by the Buyer Group, except to the extent provided in Section 7.6.

SECTION 6.5   *Mergerco.* Mergerco was formed on February 6, 2002 solely for the purpose of engaging in the transactions contemplated by this Agreement and, since the date of its formation, has not engaged in any activities other than in connection with, or as contemplated by, this Agreement.

SECTION 6.6   *Financing Matters.* Representatives of the Buyer Group have had discussions with one or more banks, financial institutions or other public or private financing sources (the "Lending Sources") to determine the available terms of financing and reasonably expect that such commitments regarding debt financing, together with equity contributions to Mergerco made or to be made by certain shareholders of Mergerco (collectively, the "Commitments"), sufficient to consummate the transactions contemplated by this Agreement, will be obtainable from such Lending Sources and shareholders of Mergerco, as the case may be. Mergerco and the Buyer Group therefore possess, or will possess as of the Effective Time of Closing, the financial capacity to perform in a full and timely (subject to the cure period referred to in Section 9.3(a)(ii)) manner each and all of Mergerco's obligations under this Agreement, the Merger and the transactions contemplated hereby.

SECTION 6.7   *No Current Intent to Sell Business.* Mergerco and the Buyer Group have no intention to sell, transfer or otherwise dispose of the shares of capital stock or the business of the Company or any material part thereof following the consummation of the Merger, but there can be no assurance that the Surviving Corporation will not determine to cause such a transfer in the future.

SECTION 6.8   *Board and Shareholder Recommendation.* The Board of Directors of Mergerco has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the shareholders of Mergerco, and (ii) recommended that the sole shareholder of Mergerco approve the Merger and the transactions contemplated thereby. The sole shareholder of Mergerco has authorized the execution and delivery of this Agreement and has approved the Merger and the transactions contemplated by this Agreement.

SECTION 6.9   *Control Share Acquisition Statute; Affiliated Transactions Statute.* Article 14 and Article 14.1 of the VSCA are not applicable to the Merger, this Agreement, including the related Plan of Merger, and the transactions contemplated hereby either because (i) such statutes are not applicable or (ii) all actions necessary to exempt the Company, Mergerco, their affiliates, the Merger, this Agreement, including the related Plan of Merger, and the transactions contemplated hereby from Article 14 and Article 14.1 of the VSCA have been taken.

SECTION 6.10   *Status of Representations of the Company.* In entering this Agreement, Mergerco:

(a) acknowledges that, other than as set forth in this Agreement, as of the date of execution of this Agreement, none of the Company, or any of its directors or officers, makes any representation or warranty, either express or implied, as to the accurateness or completeness of any of the information provided or made available to Mergerco or its agents or representatives prior to the execution of this Agreement;

(b) agrees to the fullest extent permitted by law, that none of the Company, nor any of its respective directors, officers, employees, shareholders, affiliates, agents or representatives, shall have any liability or responsibility whatsoever to Mergerco based upon any information provided or made available, or statements made, to Mergerco or its agents or representatives prior to the execution of this Agreement;

(c) acknowledges that none of the officers of the Company nor any member of the Buyer Group has any actual knowledge of any representation or warranty of the Company being untrue or inaccurate in any material respect. If an officer of Mergerco or any member of the Buyer Group had actual knowledge prior to the execution of this Agreement of any breach by the Company of any representation, warranty, covenant, agreement or condition of this Agreement, such breach shall not be deemed to be a breach of this Agreement for any purpose hereunder, and neither Mergerco nor any member of the Buyer Group shall have any claim or recourse against the Company or its personnel, affiliates, controlling persons, agents, advisors or representatives with respect to such breach; and

(d) acknowledges and agrees that it is not aware of any threatened litigation of the type referred to in Section 9.4(d)(ii).

SECTION 6.11   *Solvency.* Immediately following the Effective Time and the completion of the transactions contemplated by this Agreement, the Surviving Corporation will be able to pay its debts as they mature, will have capital sufficient to carry on its business, and will have assets with a present fair salable value greater than the aggregate amount of the Surviving Corporation's indebtedness. Mergerco does not intend that the Surviving Corporation will incur debts beyond its ability to pay as such debts mature. Mergerco does not contemplate that the Surviving Corporation will file a petition in bankruptcy or for reorganization under the United States Federal Bankruptcy Code or any similar law, nor is Mergerco aware of any threatened bankruptcy or insolvency proceedings against the Company, Mergerco or the Surviving Corporation.

ARTICLE VII

COVENANTS

SECTION 7.1   *Conduct of Businesses.* Prior to the Effective Time, except as expressly contemplated by any other provision of this Agreement or as required by applicable law, unless Mergerco has consented in writing thereto, the Company:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its commercially reasonable efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

(c) shall not amend its articles of incorporation or bylaws;

(d) shall not (i) except pursuant to the 1996 Employee Stock Purchase Plan and the exercise of outstanding Company Options, (x) issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof or (y) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (ii) increase any compensation or benefits, except in the ordinary course of business consistent with past practice, or enter into or amend any employment agreement with any of its present or future officers or directors, except with new employees consistent with past practice, or (iii) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans;

(e) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action;

(f) shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of any of its assets (including capital stock of Subsidiaries) that are material to the Company, individually or in the aggregate, except in the ordinary course of business;

(g) shall not take any action that is likely to delay materially or adversely affect the ability of any of the parties hereto (i) to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or (ii) to consummate the Merger; and

(h) shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the foregoing actions.

SECTION 7.2   *Conduct of Business of Mergerco.* Mergerco has been formed specifically to complete the transactions contemplated by this Agreement. During the period from the date of this Agreement to the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), Mergerco will not carry on any business other than business required to consummate the Merger and other transactions contemplated by this Agreement. Mergerco will not take, and will cause its affiliates not to take, any action that would, or that could reasonably be expected to, result in any of the representations and warranties of Mergerco set forth in this Agreement becoming untrue.

SECTION 7.3   *Meeting of Shareholders; Recommendation.*

(a) The Company will take all action necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a meeting of its shareholders as promptly as practicable to consider and vote upon the approval of this Agreement, including the Plan of Merger.

(b) The Company, through the Special Committee and, based upon the recommendation of the Special Committee, its Board of Directors, shall recommend approval of such matters subject to the determination by the Special Committee and its Board of Directors, after consultation with their respective counsel, that recommending approval of such matters would not be inconsistent with their respective fiduciary obligations. Additionally, the Board of Directors and the Special Committee may at any time prior to the Effective Time withdraw, modify, or change any recommendation and declaration regarding this Agreement or the related Plan of Merger if, in the good faith opinion of the Special Committee after consultation with its counsel, the failure to so withdraw, modify, or change its recommendation and declaration would be inconsistent with their respective fiduciary obligations. Upon such withdrawal, modification or change in the Special Committee's recommendation, the Company may abandon the holding of the special meeting of shareholders to consider

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and vote upon the approval of this Agreement, including the related Plan of Merger, and may terminate this Agreement in accordance with Section 9.3(b).

SECTION 7.4 *Proxy Statement and Schedule 13E-3.*

(a) Each of the Company and Mergerco shall cooperate and promptly prepare a proxy statement with respect to the meeting of the shareholders of the Company to approve this Agreement and the transactions contemplated hereby (the "Proxy Statement") and a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with respect to the Merger. The Company shall file as soon as practicable with the Securities and Exchange Commission (the "SEC") under the Exchange Act the Proxy Statement and, concurrently with the filing of the Proxy Statement, the Company and Mergerco shall file with the SEC the Schedule 13E-3. The respective parties will cause the Proxy Statement and the Schedule 13E-3 to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including Regulation 14A and Rule 13e-3. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information.

(b) The Company will use commercially reasonable efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable after the date that the SEC completes its review of the Proxy Statement and the Schedule 13E-3 or, if the SEC chooses not to review the Proxy Statement and the Schedule 13E-3, within 10 days after the date that the SEC notifies the Company that it will not review the Proxy Statement.

(c) Each of the Company and Mergerco agrees that the information provided by it for inclusion in the Proxy Statement and the Schedule 13E-3 and each amendment or supplement thereto, at the time of filing thereof with the SEC (and, with respect to the Proxy Statement, at the time of its dissemination to the Company's shareholders) and at the time of the meeting of shareholders of the Company, (i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) will comply as to form in all material respects with the provisions of the Exchange Act.

(d) Each of the parties agrees to use its commercially reasonable efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement and the Schedule 13E-3. Each party agrees promptly to supplement, update and correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 if and to the extent that it is or shall have become incomplete, false or misleading.

SECTION 7.5 *No Solicitation of Competing Transactions.*

(a) The Company (acting through the Board of Directors, the Special Committee or otherwise) shall not, directly or indirectly, through any representative or otherwise, initiate, solicit or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its representatives to take any such action; *provided, however,* that the foregoing shall not prohibit the Special Committee or the Board (acting through the Special Committee except as provided below) (either directly or indirectly through advisors, agents or other intermediaries) from (i) furnishing information in writing or orally (through the Company's employees and advisors) pursuant to a customary confidentiality letter (a copy of which shall be provided for informational purposes only to Mergerco) concerning the Company and its businesses, properties or assets to any person, corporation, entity or "group," as defined in Section 13(d) of the Exchange Act, other than Mergerco (a "Third Party"), in response to any unsolicited inquiry, proposal or offer, (ii) engaging in discussions or negotiations with such a Third Party that has made such inquiry, proposal or offer, (iii) following receipt of a bona fide proposal relating to a Competing Transaction, taking and disclosing to the Company's shareholders a position

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contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act or otherwise making disclosure to its shareholders with respect to such proposal, (iv) following receipt of a bona fide proposal relating to a Competing Transaction, failing to make or withdrawing or modifying its recommendation referred to in Section 7.3 hereof, and/or (v) terminating this Agreement, but in each case referred to in the foregoing clauses (iii) through (v), only to the extent that the Board of Directors (not acting through the Special Committee) shall have concluded in good faith after consultation with counsel that such action is consistent with the Board of Directors' fiduciary duties to the shareholders of the Company under the VSCA.

(b) At all times prior to the Effective Time, the parties shall immediately notify one another upon receipt of a proposal for a Competing Transaction.

(c) For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving the Company (other than the Merger and the other transactions contemplated by this Agreement): (i) any merger, consolidation, share exchange, business combination, issuance or purchase of securities or other similar transaction, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the Company in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for the Company's securities or the filing of a registration statement under the Securities Act in connection with any such exchange offer; (iv) any solicitation in opposition to approval by the Company's shareholders of this Agreement; or (v) any announcement of an agreement, proposal, plan or intention to do any of the foregoing, either during the effectiveness of this Agreement or at any time thereafter.

SECTION 7.6   *Expenses.* All costs and expenses incurred by both parties and the Buyer Group in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Merger is consummated; *provided, however,* that Mergerco and the Buyer Group shall pay all such costs and expenses incurred by the Company if this Agreement is terminated pursuant to (i) Section 9.2(a) and all the members of the Buyer Group did not vote in favor of the transactions contemplated by this Agreement or (ii) Section 9.3(a); *provided, further,* that the Company shall pay all such costs and expenses incurred by Mergerco and the Buyer Group if this Agreement is terminated pursuant to Section 9.3(b) or Section 9.4(a), (b) or (c).

SECTION 7.7   *Consents.* Each of Mergerco and the Company shall cooperate, and use commercially reasonable efforts, to make all filings and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and other third parties necessary to consummate the transactions contemplated by this Agreement.

SECTION 7.8   *Publicity.* The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with the National Association of Securities Dealers Automated Quotation system, in which case the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before issuing any such press releases or making any such public announcements.

SECTION 7.9   *Director and Officer Liability.*

(a) Mergerco and the Surviving Corporation agree that for a period ending on the sixth anniversary of the Effective Time, the Surviving Corporation will maintain all rights to indemnification (including with respect to the advancement of expenses incurred in the defense of any action or suit) existing on the date of this Agreement in favor of the present and former directors, officers, employees and agents of the Company as provided in the Company's articles of incorporation and bylaws, in each case as in effect on the date of this Agreement, and that during such period, neither the articles of incorporation nor the bylaws of the Surviving Corporation shall be amended to reduce or limit the rights of indemnity afforded to the present and former directors, officers, employees and agents of the Company, or the ability of the Surviving Corporation to indemnify them, nor to hinder, delay or make more difficult the exercise of such rights or indemnity or the ability to indemnify; *provided, however,* that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of any and all such claims.

(b) Mergerco and Surviving Corporation agree to cause the Surviving Corporation to indemnify, to the fullest extent permitted under its articles of incorporation, its bylaws and the VSCA the present and former directors, officers, employees and agents of the Company against all losses, damages, liabilities or claims made against them arising from their service in such capacities prior to and including the Effective Time, to at least the same extent as such persons are currently permitted to be indemnified pursuant to the Company's articles of incorporation and bylaws, as in effect on the date hereof, for a period ending on the sixth anniversary of the Effective Time.

(c) Should any claim or claims be made against any present or former director, officer, employee or agent of the Company on or prior to the sixth anniversary of the Effective Time, arising from such person's service as such at any time prior to the Effective Time, the provisions of this Section 7.9 respecting the articles of incorporation and bylaws and the obligation of indemnity by the Surviving Corporation shall continue in effect until the final disposition of all such claims.

(d) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each case, to the extent necessary to effectuate the purposes of this Section 7.9, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.9.

(e) For a period of three years after the Effective Time, the parties shall cause the Surviving Corporation to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous, which policies may constitute a "tail policy") with respect to claims arising from facts or events which occurred before or at the Effective Time.

(f) The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each indemnified party referred to in this Section 7.9 and his or her heirs and representatives and shall be binding on the Surviving Corporation and its respective successors and assigns.

SECTION 7.10   *Exemption from Liability Under Section 16(b).* Mergerco and the Company shall take all such steps as may be required or reasonably requested to cause the transactions contemplated by this Agreement and any other dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director, officer or ten percent (10%) shareholder of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and the rules and regulations promulgated thereunder, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP, or as may otherwise be reasonably requested by the Company.

ARTICLE VIII

CONDITIONS

SECTION 8.1   *Conditions to Each Party's Obligation to Effect the Merger.* The respective obligation of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

(a) This Agreement and the related Plan of Merger shall have been approved by the affirmative vote of holders of more than sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding shares of Company Common Stock entitled to vote thereon;

(b) Neither of the parties shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or foreign, which prohibits the consummation of the Merger; *provided, however,* that prior to invoking this condition each party agrees to use its commercially reasonable efforts to have any such decree, order or injunction lifted or vacated; and

(c) No statute, rule or regulation shall have been enacted by any governmental authority which prohibits or makes unlawful the consummation of the Merger.

SECTION 8.2   *Conditions to Obligation of the Company to Effect the Merger.* The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Closing Date of the following conditions:

(a) Mergerco shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Mergerco contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and the Company shall have received a certificate of Mergerco, executed on its behalf by its President or a Vice President of Mergerco, dated the Closing Date, certifying to such effect; and

(b) The Board of Directors of the Company or the Special Committee shall not have withdrawn or materially modified its approval or recommendation of the Merger, or resolved to do so, or taken any action having the foregoing effect.

SECTION 8.3   *Conditions to Obligation of Mergerco to Effect the Merger.* The obligations of Mergerco to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following condition:

(a) The Company shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct in all material respects only as of the specified date), and Mergerco shall have received a certificate of the Company, executed on its behalf by its President or a Vice President of the Company, dated the Closing Date, certifying to such effect.

ARTICLE IX

TERMINATION

SECTION 9.1   *Termination by Mutual Consent.* This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Mergerco and the Company.

SECTION 9.2   *Termination by the Company or Mergerco.* This Agreement may be terminated by the Company or Mergerco if:

(a) a meeting (including adjournments and postponements) of the Company's shareholders for the purpose of obtaining the approval required by Section 8.1(a) shall have been held and such shareholder approval shall not have been obtained;

(b) a governmental authority shall have enacted a statute, rule or regulation that prohibits or makes unlawful the consummation of the Merger;

(c) the Merger shall not have been consummated on or prior to July 31, 2002, *provided, however,* that the right to terminate this Agreement under this Section 9.2(c) shall not be available to the party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

(d) a court of competent jurisdiction or a U.S. or foreign governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and non-appealable; *provided, however,* that the party seeking to terminate this Agreement pursuant to this clause (d) shall have used commercially reasonable efforts to remove such injunction, order or decree.

SECTION 9.3   *Termination by the Company.* This Agreement may be terminated prior to the Effective Time, by action of the Board of Directors of the Company, if:

(a) (i) there has been a breach by Mergerco of any material representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Mergerco shall have become materially untrue, in either case such that the conditions set forth in Section 8.2(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Mergerco by the Company; *provided, however,* that the right to terminate this Agreement pursuant to this Section 9.3(a) shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the condition set forth in Section 8.3(a) shall not be satisfied; or

(b) the Special Committee or the Board of Directors of the Company determines in good faith, after consultation with legal counsel, that failure to do so would be inconsistent with the Special Committee's or the Board of Directors' fiduciary duties under applicable law.

SECTION 9.4   *Termination by Mergerco.* This Agreement may be terminated at any time prior to the Effective Time, by action of the Board of Directors of Mergerco, if:

(a) (i) there has been a breach by the Company of any material representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become materially untrue, in either case such that the conditions set forth in Section 8.3(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Mergerco to the Company; *provided, however,* that the right to terminate this Agreement pursuant to this Section 9.4(a) shall not be available to Mergerco if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.2(a) shall not be satisfied;

(b) the Board of Directors of the Company or the Special Committee shall have withdrawn or materially modified, in a manner adverse to Mergerco, its approval or recommendation of the Merger, or resolved to do so, or taken any action having the foregoing effect; or

(c) the Company takes any of the actions referred to in Section 7.5(a)(ii) and within 10 business days thereafter the Company does not terminate such discussions or negotiations with the Third Party.

(d) at any time after the date of this Agreement, there shall have occurred a material adverse effect or change on the business, results of operations or financial condition of the Company and its Subsidiaries on a consolidated basis or the ability of the Company to consummate the transactions contemplated by this Agreement or fulfill the conditions to Closing primarily due to (i) significant acts by any civil or military authority, terrorist acts, national emergencies, disturbances, insurrections, riots or wars or (ii) the commencement or overt threat of litigation material to the Company and its Subsidiaries, taken as a whole.

SECTION 9.5   *Effect of Termination.* In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.5, Section 7.6 and Sections 10.3, 10.4, 10.6, 10.9 and 10.11; *provided* that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its covenants or agreements set forth in this Agreement and all rights and remedies of such nonbreaching party under this Agreement in the case of such a willful and material breach, at law or in equity, shall be preserved.

SECTION 9.6   *Extension; Waiver.* At any time prior to the Effective Time, each party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and, in the case of the Company, only if authorized by the Special Committee.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.1   *Nonsurvival of Representations, Warranties and Agreements.* All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger; provided however, that the agreements contained in Articles II, III and IV, in Sections 7.6, 7.9 and 7.10 and this Article X shall survive the Merger.

SECTION 10.2   *Notices.* Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), or hand delivery, addressed as follows:

if to the Company:

Deltek Systems, Inc.
8280 Greensboro Drive
McLean, VA 22102-3841
Attn: Chief Financial Officer
Facsimile: (703) 264-0704

and

James F. Peterson
c/o Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219-4074
Attn: T. Justin Moore, III
Facsimile: (804) 788-8218

with a copy to:

Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219-4074
Attn: T. Justin Moore, III
Facsimile: (804) 788-8218

if to Mergerco:

DF Merger Co. Inc.
c/o Deltek Systems, Inc.
8280 Greensboro Drive
McLean, VA 22102-3841
Attn: Kenneth E. deLaski
Facsimile: (703) 734-0346

with a copy to:

Squire, Sanders & Dempsey L.L.P.
8000 Towers Crescent Drive, Suite 1400
Vienna, Virginia 22182
Attn: Robert E. Gregg, Esq.
Facsimile: (703) 720-7801

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

SECTION 10.3   *Assignment; Binding Effect; Benefit.* Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article IV and Sections 7.9 and 7.10, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The provisions of Article IV and Sections 7.6, 7.9 and 7.10 may be enforced by the respective beneficiaries thereof.

SECTION 10.4   *Entire Agreement.* This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

SECTION 10.5   *Amendments.* This Agreement may be amended by the parties hereto (in the case of the Company, only if authorized by the Special Committee), at any time before or after approval of matters presented in connection with the Merger by the shareholders of the Company, but after any such shareholder approval, no amendment shall be made which by law requires the further approval of shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 10.6   *Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to its rules of conflict of laws. Each of Mergerco and the Company hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the Commonwealth of Virginia and of the United States of America located in the Commonwealth of Virginia (the "Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Courts and agrees not to plead or claim in any Court that such litigation brought therein has been brought in an inconvenient forum.

SECTION 10.7   *Counterparts.* This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

SECTION 10.8   *Headings.* Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

SECTION 10.9   *Interpretation and Definitions.* In this Agreement:

(a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and other organizations, whether incorporated or unincorporated, and vice versa.

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(b) "Company Material Adverse Effect" shall mean a material adverse effect or change on (i) the business, results of operations, financial condition or prospects of the Company and its Subsidiaries on a consolidated basis, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or fulfill the conditions to Closing.

(c) "Subsidiary," when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.

SECTION 10.10   *Waivers.* Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of either party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by either party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

SECTION 10.11   *Severability.* Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broadly as is enforceable.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

DELTEK SYSTEMS, INC

By: /s/ JAMES F. PETERSEN
                        —————————————————————

James F. Petersen, Chairman
Special Committee of the Board of Directors

DF MERGER CO., INC

By: /s/ KENNETH E. DELASKI
                        —————————————————————

Kenneth E. deLaski
President

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EXHIBIT A
THE BUYER GROUP

MEMBER OF GROUP	NUMBER OF SHARES
Kenneth E. deLaski and Tena deLaski	4,633,200
Donald deLaski	3,018,400

EXHIBIT B

PLAN OF MERGER

OF

DF MERGER CO., INC.
(A Virginia Corporation)

WITH AND INTO

DELTEK SYSTEMS, INC.
(A Virginia Corporation)

Pursuant to this Plan of Merger ("Plan of Merger"), DF Merger Co., Inc., a Virginia corporation ("Mergerco"), shall be merged with and into Deltek Systems, Inc., a Virginia corporation (the "Company").

ARTICLE I

THE MERGER

1.1   *The Merger.* Subject to the terms and conditions of the Merger Agreement, dated as of February 13, 2002, by and between Mergerco and the Company (the "Merger Agreement"), and in accordance with the Virginia Stock Corporation Act ("VSCA"), at the Effective Time (as defined in Section 1.3 of this Plan of Merger), Mergerco shall be merged with and into the Company (the "Merger"), and the separate existence of Mergerco shall cease, and the Company shall continue as the surviving corporation (the Company is also sometimes referred to in this Plan of Merger as the "Surviving Corporation") and shall continue to be governed by the laws of the Commonwealth of Virginia. The Merger shall have the effects specified in the VSCA.

1.2   *The Closing.* Subject to the terms and conditions of the Merger Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of Squire Sanders & Dempsey L.L.P., 8000 Towers Crescent Drive, Suite 1400, Vienna, Virginia at 10:00 a.m., local time, on the first business day after the day on which the last to be fulfilled or waived of the conditions set forth in Article VIII of the Merger Agreement shall be fulfilled or waived in accordance with the terms of the Merger Agreement or (b) at such other time, date or place as the Company and Mergerco may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

1.3   *Effective Time.* If all of the conditions to the Merger set forth in Article VIII of the Merger Agreement have been fulfilled or waived in accordance with the terms of the Merger Agreement and the Merger Agreement shall not have been terminated as provided in Article IX of the Merger Agreement, the Company and Mergerco shall cause articles of merger, prepared in accordance with VSCA §13.1-720 (the "Articles of Merger"), including this Plan of Merger, to be properly executed and filed in accordance with the VSCA on the Closing Date. The Merger shall become effective upon the issuance of a certificate of merger by the State Corporation Commission of the Commonwealth of Virginia (the "SCC") in accordance with the VSCA or at such later date and time as the parties to the Merger Agreement shall have agreed upon and designated in the Articles of Merger as the effective time of the Merger (the "Effective Time").

ARTICLE II

THE SURVIVING CORPORATION

2.1   *Articles of Incorporation.* The articles of incorporation of the Company in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation from and after the Effective Time.

2.2   *Bylaws.* The bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation from and after the Effective Time.

2.3   *Directors.* The directors of Mergerco immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time.

2.4   *Officers.* The officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time.

ARTICLE III

EFFECT ON CAPITAL STOCK OF THE COMPANY AND MERGERCO

3.1   *Effect of Merger on Capital Stock.*

(a) At the Effective Time, each share of common stock, par value $0.001 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Mergerco) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $7.15 in cash per share (the "Cash Consideration") payable to the holder thereof, without interest thereon, subject to the exchange process contemplated in Section 3.2(a) of this Plan of Merger and to adjustment as provided in Section 3.3 of this Plan of Merger, and each holder of a certificate (a "Certificate") that immediately prior to the Effective Time of the Merger represented any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest thereon, upon the surrender of such Certificate, the Cash Consideration in accordance with Section 3.2(a) of this Plan of Merger.

(b) At the Effective Time, and without any action on the part of the holders of Company Common Stock, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by Mergerco shall cease to be outstanding and shall be canceled and retired and shall cease to exist.

(c) At the Effective Time, the issued and outstanding shares of common stock of Mergerco shall be converted into and become a number of fully paid and non-assessable shares of Company Common Stock as shall be equal to the product of (i) the number of whole and fractional shares of Mergerco common stock to be so converted and (ii) one thousand (1,000). Such shares of Company Common Stock shall constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation at the Effective Time.

(d) Except as otherwise agreed between the Company and the holders of any stock options ("Company Options") granted pursuant to the Company's 1996 Stock Option Plan, Employee Time Accelerated Stock Option Plan and 1987 Employee Stock Option Plan (collectively, the "Company Option Plans"), at the Effective Time, the Company Option Plans and the Company Options outstanding at the Effective Time shall be assumed by the Surviving Corporation and shall remain outstanding at the Effective Time.

(e) Each Company Option that is exercisable prior to the Effective Time and has an exercise price less than the Cash Consideration shall, as of the Effective Time and at the option of the holder thereof, be converted into the right to receive cash equal to the Cash Consideration less the exercise price of such Company Option multiplied by the number of shares of Company Common Stock for which such Company Option is exercisable, less applicable withholding and similar deductions.

(f) Pursuant to the terms of the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan"), the purchase date of the offering period under the Purchase Plan, during which period the Effective Time will occur, shall be accelerated to a date prior to the Effective Time, which date shall be specified by the Company's Board of Directors, and each participant in the Purchase Plan, who has not withdrawn from that offering period and whose participation in that offering period has not terminated prior to such date, shall automatically acquire, pursuant to the exercise of such participant's purchase right, shares of Company Common Stock as provided in the Purchase Plan, which shares shall, by virtue of the Merger and without any action on the part of the participant, be converted into the right to receive Cash Consideration pursuant to Section 3.1(a) of this Plan of Merger at the Effective Time. Prior to the Effective Time, the Company shall take all actions necessary, including obtaining all required consents, such that any cash balance remaining in any Purchase Plan participant's account following such accelerated purchase date shall be paid to such participant immediately prior to the Effective Time. At the Effective Time, the Company shall terminate the Purchase Plan, and the Surviving Corporation shall not assume the Company's obligations under the Purchase Plan. All purchase rights under the Purchase Plan not exercised prior to the Effective Time shall terminate and cease to be outstanding as of the Effective Time.

3.2   *Exchange of Certificates Representing Company Stock.*

(a) As soon as reasonably practicable after the Effective Time, but in no event later than five business days following the Closing, the Surviving Corporation shall mail to each holder of record (other than Mergerco) of one or more Certificates that, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock (i) a letter of transmittal (the "Letter of Transmittal") which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Surviving Corporation and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Cash Consideration. Upon surrender of a Certificate for cancellation to the Surviving Corporation, together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange for each share of Company Common Stock represented by such Certificate cash in an amount equal to the Cash Consideration, after giving effect to any required withholding and similar deductions, and the Certificate so surrendered shall forthwith be marked as canceled. No interest will be paid or accrued on the Cash Consideration payable to holders of Certificates. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the Cash Consideration shall be paid to such a transferee if the Certificate representing such Company Common Stock is presented to the Surviving Corporation accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(b) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.

(c) Neither the Surviving Corporation nor any party to the Merger Agreement shall be liable to any former holder of shares of Company Common Stock for any amount of cash or interest properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) The Surviving Corporation shall be entitled to deduct and withhold from the Cash Consideration otherwise payable pursuant to the Merger Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation reasonably determines are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

(e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will deliver in exchange for such lost, stolen or destroyed Certificate cash in an amount equal to the Cash Consideration deliverable in respect thereof pursuant to the Merger Agreement.

3.3 Adjustment of Cash Consideration. In the event that, subsequent to the date of the Merger Agreement but prior to the Effective Time, the Company changes the number of shares of Company Common Stock issued and outstanding as a result of a stock split, reverse stock split, stock dividend, recapitalization or other similar transaction without receipt of consideration in respect of Company Common Stock, the Cash Consideration shall be appropriately adjusted.

3.4 *Surrender.* At the Closing, Mergerco shall surrender its stock transfer books, minute book and corporate seal to the Surviving Corporation. At the Effective Time, the stock transfer books of Mergerco shall be closed, and there shall be no registration of transfers of shares of capital stock of Mergerco thereafter.

ARTICLE IV

AMENDMENT OF PLAN OF MERGER

Pursuant to Section 13.1-718.I of the VSCA, the Board of Directors of each of the Company and Mergerco, acting together, reserve the right to amend this Plan of Merger at any time prior to the issuance of a certificate of merger with respect to this Plan of Merger by the SCC; *provided, however,* that any such amendment made subsequent to the submission of this Plan of Merger to the shareholders of the Company may only be made to the extent permitted by Section 13.1-718.I of the VSCA.

February 13, 2002

Special Committee of the Board of Directors
Deltek Systems, Inc.
8280 Greensboro Drive
McLean, VA 22102

Gentlemen:

The Special Committee of the Board of Directors has requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, (collectively, the "Shareholders"), other than the Buyer Group, as hereinafter defined, of Deltek Systems, Inc. (the Company") of the $7.15 per share in cash (the "Merger Consideration") to be paid to the Shareholders, other than Mergerco, as hereinafter defined, pursuant to the Agreement and Plan of Merger dated as of February 13, 2002 (the "Merger Agreement") by and among DF Merger Co., Inc. ("Mergerco") and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Mergerco will be merged into the Company (the "Merger") and each share of common stock of the Company, $0.001 par value per share, other than those held by Mergerco, will be converted into the right to receive the Merger Consideration upon consummation of the Merger. Kenneth E. deLaski, the President, Chief Executive Officer and the Chairman of the Board of Directors of the Company, Donald deLaski, a director of the Company, other family members of the deLaskis, employees of the Company and certain other third parties will contribute their shares of the Company to Mergerco immediately prior to the Merger, and together with Mergerco are hereinafter referred to as the "Buyer Group."

In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) a draft of the Merger Agreement; (b) certain audited historical financial statements of the Company for the three years ended December 31, 2000; (c) the unaudited financial statements of the Company for the year ended December 31, 2001; (d) certain internal business, operating and financial information and five-year forecasts of the Company (the "Forecasts"), prepared by the senior management of the Company; (e) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the common stock of the Company; and (h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We note that management has provided us with a copy of certain revenue and earnings targets that were provided to the Board of Directors at a Board of Directors meeting held on January 29, 2002. Management has informed us that this financial information was prepared for incentive compensation purposes only and does not reflect management's best estimates as to the financial performance of the Company for the year 2002. Accordingly, we have not relied on this information in connection with our review of the Merger and the preparation of this opinion.

Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied upon all legal advice given to the Special Committee of the Board of Directors by its counsel. We have also assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company, and that the final form of the Merger Agreement will be substantially similar to the draft reviewed by us. We were not requested to, nor did we, seek alternative participants for the proposed Merger.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long (we currently hold a long position) or short position in such securities. We have provided other investment banking services to the Company from time to time including serving as underwriter in the Company's initial public offering, where we received fees in connection with such services. We have acted as the financial advisor to the Special Committee of the Board of Directors on behalf of the Company and will receive a fee from the Company for our services, a portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Special Committee of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Merger Agreement and we understand that the Board of Directors has been advised of our opinion and agree that they may use it in their consideration of such transaction. Our opinion is limited to the fairness, from a financial point of view, to the Shareholders of the Company, other than the Buyer Group, of the Merger Consideration in connection with the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Merger and this opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the proposed Merger. It is understood that this letter may not be disclosed, communicated (in whole or in part) or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the Shareholders by the Company with respect to the Merger and filings related thereto with the Securities and Exchange Commission.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Shareholders of the Company, other than the Buyer Group.

Very truly yours,

/s/ WILLIAM BLAIR & COMPANY, L.L.C.
_____

WILLIAM BLAIR & COMPANY, L.L.C.

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DELTEK SYSTEMS, INC.

SPECIAL MEETING OF SHAREHOLDERS

May 29, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Kenneth E. deLaski, Donald deLaski and Darrell J. Oyer, and each of them, proxies, with power of substitution and revocation, to vote all shares of common stock of Deltek Systems, Inc. standing in the name of the undersigned at the Special Meeting of Shareholders of Deltek Systems, Inc., a Virginia corporation, to be held on May 29, 2002 at 10:00 a.m., and any and all adjournments thereof, with all the powers which the undersigned would possess if personally present, upon and in respect of the following matters and in their discretion for the transaction of such other business as may properly come before the meeting; all as set forth in the proxy statement dated April   , 2002.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

THE SHARES REPRESENTED BY ALL PROXIES RECEIVED WILL BE VOTED IN ACCORDANCE WITH THE CHOICES SPECIFIED ON SUCH PROXIES. THE SHARES REPRESENTED BY A PROXY WILL BE VOTED IN FAVOR OF A PROPOSAL IF NO CONTRARY SPECIFICATION IS MADE.

    1. To approve the Agreement and Plan of Merger and the related plan of merger, dated as of February 13, 2002, by and between Deltek Systems, Inc. and DF Merger Co., Inc.

[ ] FOR   [ ] AGAINST   [ ] ABSTAIN

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AND MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS THEREOF.

Mark here for address change and note at left

NOTE: Please sign exactly as your name appears hereon. When shares are held by joint tenants, only one of such persons need sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

PLEASE MARK, SIGN AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature: _____ Date: _____

Signature: _____ Date: _____